EMC. Insurance Group Inc.

2007 Annual Report



MISSION STATEMENT

Our mission is to create stockholder value through customer satisfaction and employee commitment to excellence, and is designed to directly coincide with our parent organization's mission – to grow profitably through partnership with independent insurance agents and to enhance the ability of our partners to deliver quality financial protection to the people and businesses we mutually serve.

Count on EMC.

TABLE OF CONTENTS

COUNT ON EMC® TO BE THERE



Whether it's attending the World Series®, peering over the edge of the Grand Canyon or watching the space shuttle launch, being there makes all the difference. At EMC, we feel the same way about doing business. Through 21 branch and service offices that provide responsive local service, we focus our efforts on being there for all the lives we touch – our stockholders, our policyholders, our agency partners, our employees and our communities.



Being there is more than knowing the area – it's having a physical presence and understanding the local market. We are in our agents' offices answering their questions. We are with our policyholders when they need us the most. We are with the people of our communities helping to make those communities better places in which to work and live. And, by being there, we continue to add value to being a stockholder of EMC Insurance Group Inc.







CORPORATE PROFILE

EMC Insurance Companies.
EMPLOYERS MUTUAL CASUALTY COMPANY

EMC PROPERTY & CASUALTY COMPANY

EMC RISK SERVICES, LLC

HAMILTON MUTUAL INSURANCE COMPANY

UNION INSURANCE COMPANY OF PROVIDENCE

Affiliated with EMC National Life Company

EMC. Insurance Group Inc.

DAKOTA FIRE INSURANCE COMPANY

EMC REINSURANCE COMPANY

EMCASCO INSURANCE COMPANY
EMC Underwriters, LLC

ILLINOIS EMCASCO INSURANCE COMPANY

Corporate Structure.

EMC Insurance Group Inc. (the Company) is a publicly-held insurance holding company with operations in property and casualty insurance and reinsurance. Our operations are conducted together with those of our parent corporation, Employers Mutual Casualty Company (Employers Mutual). We conduct business collectively under the trade name EMC Insurance Companies.

Established in 1911, Employers Mutual is a mutual insurance company headquartered in Des Moines, Iowa, employing approximately 2,200 people countrywide. EMC Insurance Group Inc. was formed in 1974 and became publicly held in 1982. Employers Mutual owns 57 percent of the Company's common stock.

EMC Insurance Group Inc.'s common stock trades on the NASDAQ Global Select Market tier of the NASDAQ Stock Market under the symbol EMCI.

Marketing Territories.

Our insurance companies are licensed in all 50 states and the District of Columbia; however, the majority of our business is generated in the Midwest. Our primary focus is on the sale of property and casualty insurance to small and midsized businesses, as well as some larger accounts and personal lines.

Our insurance products are marketed through 16 branch offices located strategically throughout the country and through a distribution network of approximately 2,240 independent insurance agencies. Each branch office performs its own underwriting, claims, marketing and loss control functions. A local presence through our decentralized network of branch offices is important to our success. This allows us to develop marketing strategies, new products and pricing guidelines that target the needs of individual marketing territories, as well as take advantage of different opportunities for profit. Our operating structure enables us to develop close relationships with our agents and customers.


Bismarck
Minneapolis
Milwaukee
Lansing
Providence
Des Moines
Chicago
Davenport
Valley Forge
Omaha
Cincinnati
Kansas City
Denver
Wichita
Irvine
Phoenix
Little Rock
Charlotte
Birmingham
Dallas
Jackson

● *EMC Branch Offices*
○ *EMC Service Offices*

2007 FINANCIAL HIGHLIGHTS

FOR THE YEAR *($ in thousands)*

	2007	2006	% CHANGE
Revenues	$ 442,086	$438,834	0.8 %
Income Before Income Taxes	$ 58,919	$ 76,365	(22.8)%
Net Income	$ 42,478	$ 53,547	(20.7)%

PER SHARE

	2007	2006	% CHANGE
Net Income	$ 3.09	$ 3.91	(21.0)%
Catastrophe and Storm Losses	$ 1.02	$ 0.69	47.8 %
Dividend Paid	$ 0.69	$ 0.65	6.2 %
Book Value Per Share	$ 26.15	22.44	16.5 %

MARKET PRICE

	2007	2006	% CHANGE
High	$ 34.92	$ 37.12	(5.9)%
Low	$ 22.52	$ 19.64	14.7 %
Close On Dec. 31	$ 23.67	$ 34.12	(30.6)%

AT YEAR-END *($ in thousands)*

	2007	2006	% CHANGE
Average Return On Equity (ROE)	12.7%	18.8%	(32.4)%
Total Assets	$1,202,713	$1,206,159	(0.3)%
Stockholders' Equity	$ 360,352	$ 310,280	16.1 %
Price To Book Value	0.91x	1.52x	(40.1)%
Number of Shares Outstanding	13,777,880	13,741,663	0.3 %
Number of Registered Stockholders	1,118	1,069	4.6 %
Number of Independent Insurance Agencies	2,240	2,240	0.0 %

● Return On Equity (ROE) – EMCI
● Return On Equity (ROE) – Industry



10.8%
12.0%
9.4%
17.5%
18.8%
13.1%*
2.2%
8.9%
6.4%
9.6%
12.2%
12.7%
2002
2003
2004
2005
2006
2007

Operating Revenues

($ in thousands, excluding realized investment gains/losses)



$330,687
$361,187
$375,930
$454,978
$438,834
$442,086
2002
2003
2004
2005
2006
2007

● Statutory Combined Ratio
● Industry Combined Ratio



107.4
101.3
100.1
99.8
104.2
98.3
100.7
94.7
92.8
92.5
97.6
93.8*
2002
2003
2004
2005
2006
2007

*Estimate per Insurance Information Institute (iii)

COMPETITIVE MARKET, OUTSTANDING PERFORMANCE

Dear Stockholders:

Maintain sound and consistent underwriting standards, promote profitable growth, create lasting agency relationships and deliver exceptional service – this is not a new strategy by any means. It is the basis of our determination to remain focused on the fundamentals of our business model. For some time, we have instilled this model into our corporate culture knowing that adherence to these basic fundamentals will culminate in success under any type of market conditions. We are very pleased with the results of our efforts.

2007 was another very successful year for EMC Insurance Group Inc. – a reflection of good returns from both underwriting and investments, boosting our financial strength and stability. Among our 2007 achievements:

- GAAP combined ratio of 97.6
- Net income of $42.5 million ($3.09 per share)
- Operating income of $40.1 million ($2.91 per share)
- Total assets of $1.2 billion
- Total stockholders' equity of $360.4 million
- Total invested assets of $1.0 billion
- Book value per share of $26.15

Net written premium for the year increased 2.3 percent. This represents a slight increase in the property and casualty insurance segment of approximately 1.3 percent and a greater increase in the reinsurance segment of approximately 7.1 percent, which includes some portfolio adjustments which are discussed more fully in the "Year in Review" section of this report. Due to continued rate competition within the marketplace, we have concentrated on maintaining our most profitable accounts and appropriately pricing new business. We have also demonstrated focused attempts to add quality accounts to our book of business – those that can be priced competitively while retaining profit potential. As is our tradition, retention of existing accounts exceeded industry averages again last year and remains high at approximately 87 percent for commercial lines and 86 percent for personal lines. Commercial lines new business premiums increased by 4.4 percent in 2007, and personal lines new business premiums increased by 4.7 percent. Total new policy count increased approximately 2.7 percent in 2007.

Investment income increased 3.8 percent to $48.5 million for the year. Book value of the bond portfolio showed little change from 2006 to 2007. The average coupon rate was 5.41 percent in 2007, and the effective duration was 3.75 years. The equity portfolio return was 11.87 percent and significantly outperformed the S&P 500, which had a return in 2007 of 5.49 percent.

As we have reported in previous communications, over the last several years we have developed and implemented numerous predictive modeling capabilities and monitoring tools to assist us in our underwriting process. This information not only assists our underwriters in making more informed decisions regarding acceptability and appropriate pricing for individual risks, but in addition, permits us to analyze data at both summary and detail levels, such as by underwriter or agency. Other tools at our disposal include data mining software that allows us to track the quality of our book of business, align our underwriting decisions consistently with our profit objectives, monitor changes in the quality of our book of business over time, and develop action plans to address identified quality and profitability concerns as well as quantify the impact of executing strategic plans. As a result, we are seeing incremental improvements in both underwriting processes and results. We expect that the expanded use of these tools will help us remain successful in years to come.



William A. Murray, Bruce G. Kelley and Ronald W. Jean

Our financial success is directly tied to the success of our independent agent partnerships. We continue to place great emphasis on creating strong business models with our agency partners, which will continue to afford both entities profitable results. More importantly, through these relationships and the close proximity to our policyholders as a result of 16 strategically located branch offices, we are able to more effectively provide superior service. For example, our adjusters were among the first to be on the scene to assist policyholders after an F5 tornado tore across the Kansas plains directly striking the town of Greensburg. Our Wichita branch was just a two-hour drive from Greensburg, and the moment the area was accessible, our adjusters were available to begin the process of meeting the needs of our policyholders. In some instances, this process was two-fold, since those commercial policyholders were also grappling with the loss of their personal properties. The closeness of our branch and the dedication of our staff afforded our policyholders fair and accurate resolution in a most timely manner.

The one disappointing benchmark was our declining stock price. The stock closed on December 31, 2007, at $23.67 per share, a decline of 30 percent. Similar to most other insurance/financial stocks, our price deteriorated throughout the year as economic conditions worsened and financial services stocks went out of favor.

The Board of Directors authorized its one hundred and fourth consecutive quarterly stock dividend during 2007. The Company has paid a quarterly dividend since becoming a listed company in 1982. The annual dividend in 2007 was $0.69 per share, which was a 6.2 percent increase from 2006. The Company's dividend yield for 2007 was 2.23 percent.

During 2007, Chairman of the Board George W. Kochheiser, and Directors Joanne Stockdale and Fredrick A. Schiek retired from the EMC Insurance Group Inc. Board of Directors. The Company is grateful to these individuals for their dedicated service over the years. Two highly qualified individuals were subsequently appointed to the Board – Gretchen H. Tegeler and Robert L. Howe.

Each year we encounter challenges, and 2008 will be no exception; a weakening economy, softer pricing and unknown weather patterns are all issues to be addressed in coming days. But, as in years past, our employees remain focused on the task at hand, and we look forward to 2008 with confidence and optimism knowing that you can *Count on EMC®* to be there regardless of the challenges. And, with our fundamental strategy of maintaining sound and consistent underwriting standards, promoting profitable growth, creating lasting agency relationships and delivering exceptional service engrained in our corporate culture, we will continue to excel. Thank you for your interest in EMC Insurance Group Inc.

Bruce G. Kelley, J.D., CPCU, CLU
President & Chief Executive Officer

William A. Murray, CIC, AU
Executive Vice President & Chief Operating Officer

Ronald W. Jean, FCAS, MAAA
Executive Vice President for Corporate Development

CAUTIONARY STATEMENT – The Private Securities Litigation Reform Act of 1995 provides issuers the opportunity to make cautionary statements regarding forward-looking statements. Accordingly, any forward-looking statement contained in this report is based on management's current beliefs, assumptions and expectations of the Company's future performance, taking into account all information currently available to management. These beliefs, assumptions and expectations can change as the result of many possible events or factors, not all of which are known to management. If a change occurs, the Company's business, financial condition, liquidity, results of operations, plans and objectives may vary materially from those expressed in the forward-looking statements. The risks and uncertainties that may affect the actual results of the Company include, but are not limited to, the following: catastrophic events and the occurrence of significant severe weather conditions; the adequacy of loss and settlement expense reserves; state and federal legislation and regulations; changes in our industry, interest rates or the performance of financial markets and the general economy; rating agency actions and other risks and uncertainties inherent to the Company's business. Management intends to identify forward-looking statements when using the words "believe," "expect," "anticipate," "estimate" or similar expressions. Undue reliance should not be placed on these forward-looking statements.

YEAR IN REVIEW

Operating Income. Operating income for the year was $40.1 million, or $2.91 per share. We attribute this success to a well-performing underlying book of business. The effect of catastrophe and storm losses more significantly impacted operating income in 2007. Catastrophe and storm losses in 2007 increased by approximately 47 percent over 2006 ($0.33 per share) in large part due to the horrific tornado that devastated Greensburg, Kansas, on May 4, 2007.

Net Written Premium. Net written premium for the year increased 2.3 percent. This represents a slight increase in the property and casualty segment of approximately 1.3 percent and a greater increase in the reinsurance segment of approximately 7.1 percent. Retention levels remained above industry standards during 2007 (87 percent in commercial lines and 86 percent in personal lines).

TRIBUTE TO GEORGE KOCHHEISER, RETIRED CHAIRMAN OF THE BOARD

George W. Kochheiser was an employee of Employers Mutual Casualty Company from 1949 until his retirement in 1991. He held numerous positions including president and chief operating officer of EMC Insurance Group and Employers Mutual from 1982 until 1991. His dedication to this organization did not end with his retirement, however. Mr. Kochheiser was a director of EMC Insurance Group from 1974 until 2007 and chairman of the board from 1994 until 2007. On August 29, 2007, Mr. Kochheiser retired from the Board of Directors of EMC Insurance Group Inc.

Mr. Kochheiser has been a valuable asset to this company, and after nearly 60 years of service in numerous capacities, he remains a dedicated proponent of the Company and of the independent agency system. We wish him the best as he begins a new chapter in his life.



Net Written Premiums *($ in thousands)*


$313,837
$339,649
$351,904
$443,234
$386,252
$395,255
2002
2003
2004
2005
2006
2007

Earned Premiums *($ in thousands)*


$297,043
$330,623
$345,478
$415,625
$391,615
$393,059
2002
2003
2004
2005
2006
2007

Total Assets *($ in thousands)*


$674,864
$899,712
$934,816
$1,113,682
$1,206,159
$1,202,713
2002
2003
2004
2005
2006
2007

Commercial lines new business premiums increased by 4.4 percent in 2007, and personal lines new business premiums increased by 4.7 percent. Overall, new business premium increased 4.4 percent for the year. Total new policy count increased approximately 2.7 percent in 2007.

Rate Competition. Rate competition increased moderately in 2007. Indications of more intense rate competition in select territories and lines of business are evident, especially in the Midwestern states where we do most of our business. However, rate levels are considered to be adequate in most lines of business and in most territories. As a result, we continue to have the ability to offer competitive pricing on the better pieces of business, yet maintain profitability.

Development. Favorable development on prior years' reserves during 2007 was $38.7 million, or $1.83 per share after tax, which was consistent with the favorable development in 2006 of $41.9 million, or $1.99 per share. Much of the favorable development experienced during the past two years was derived from closed claims, which is a historical trend for our Company. We expect a continuation of this trend; however, economic conditions have a direct impact on reserve development due to the potential for inflationary medical costs and other risk factors associated with a softer pricing environment. Accordingly, favorable reserve development in future years may not be as significant as in prior years.

Change in Board. During 2007, Chairman of the Board George W. Kochheiser and Directors Joanne Stockdale and Fredrick A. Schiek retired from the EMC Insurance Group Inc. Board of Directors. The Company is grateful to these individuals for their dedicated service over the years. Ms. Gretchen H. Tegeler and Mr. Robert L. Howe were appointed to replace Mr. Kochheiser and Ms. Stockdale.

***Count on EMC®* To Be There.** The next six pages of this report describe how EMC is there for its various stakeholders. Several of our branch offices share their stories about how local service makes all the difference and how EMC is there for our stockholders, customers and communities.

EMC Insurance Group Inc. is an insurance holding company that is 57 percent owned by its parent organization, Employers Mutual Casualty Company (Employers Mutual). The Company shares the same management, employees and facilities as Employers Mutual. The insurance companies owned by the Company offer the same insurance products and services as other EMC insurance companies. Because of this close relationship, the marketing, claims, management and underwriting business functions are shared. Collectively, the organization uses the trade name EMC Insurance Companies (EMC).

Catastrophe and Storm Losses *($ in thousands)*



$8,304
$20,942
$18,492
$24,382
$14,635
$21,514
2002
2003
2004
2005
2006
2007

NEW DIRECTORS APPOINTED

- Gretchen H. Tegeler served as a director of EMC National Life Company from 2003 until her appointment to EMC Insurance Group Inc.'s board. Since 2002, Ms. Tegeler has served as state vice president, Midwest Division, of the American Cancer Society, serving Iowa and South Dakota. Ms. Tegeler was director, government relations, 1999-2002; and director of business development, 1999-2000 for McLeod USA Telecommunications, Inc. She was chief of staff to Iowa Governor Terry E. Brandstad, 1998-1999; and director of the Iowa Department of Management, 1990-1998.

- Robert L. Howe spent 38 years at the Iowa Insurance Division. He retired in 2002 as the deputy commissioner and chief examiner. Following his retirement from the Division, Mr. Howe became an insurance industry consultant with Insurance Strategies Consulting, L.L.C. Mr. Howe is a certified financial examiner, a certified insurance examiner and a certified government financial manager.

Net Income Per Share



$1.42
$1.78
$1.10
$3.16
$3.91
$3.09
2002
2003
2004
2005
2006
2007

●Book Value Per Share
●Stock Price Per Share



$17.87
$21.14
$21.64
$19.94
$34.12
$23.67
$13.84
$15.72
$16.84
$19.20
$22.44
$26.15
2002
2003
2004
2005
2006
2007

NASDAQ STOCK MARKET 25TH LISTING ANNIVERSARY



Congratulations to
NASDAQ
LISTED

The Board of Directors of EMC Insurance Group Inc. celebrated the Company's 25th listing anniversary by ringing the opening bell at the NASDAQ Stock Market on February 9, 2007.



NASDAQ CELEBRATES
EMC INSURANCE
25 YEAR
ANNIVERSARY
EMC Insurance Group Inc

Stock Price At December 31



$17.87
$21.14
$21.64
$19.94
$34.12
$23.67
2002
2003
2004
2005
2006
2007

Development On Prior Years' Reserves (Favorable)/Adverse *($ in thousands)*



$6,998
$7,476
$20,138
($15,408)
($41,916)
($38,738)
2002
2003
2004
2005
2006
2007

WHAT IT MEANS TO REALLY BE THERE

At EMC, we rely solely on independent agents to sell our products, and we let them know they can count on us, too. We make it a priority to be there for our agents, to help them grow their businesses and to give them a complete range of products and services to meet the needs of policyholders.

Most importantly, our representatives meet face-to-face with agents and answer their questions about underwriting, claims, loss control, technology, marketing or any other area in which they need assistance. We also sit down with them to help develop joint business plans. That's what it means to really be there, and the result is mutual success.

Proud to Partner With Trusted Choice. EMC's dedication to the independent agency system dates back to our beginning in 1911. As a Trusted Choice partner, we're as dedicated now as we were then.

The Trusted Choice brand represents the same qualities agents have come to expect from EMC, including reliability, stability and excellent customer service. We're proud to join with Trusted Choice to promote the benefits that independent agencies offer customers.

A Full Lineup of Products. Our comprehensive, flexible coverages help agents keep customers and bring even more business through the door. Whatever their customers' needs, agents *Count on EMC* for a complete selection of insurance products, including:

- Commercial lines: property, inland marine, general liability, auto, workers' compensation, umbrella
- Personal lines: homeowners, auto, motorcycle, dwelling, inland marine, umbrella
- Errors and omissions
- Excess and surplus lines
- Fidelity and surety bonds
- Life insurance through our affiliate, EMC National Life Company
- Third-party administration

DEDICATED TO BEING THERE, FACE-TO-FACE

The Charlotte Branch staff knows what a big decision it is for a large company to change its insurance carrier. So when a large North Carolina petroleum marketer was considering EMC for their insurance, the branch sent a team of local representatives to meet with the company's managers and answer questions.

The branch representatives took the time to thoroughly explain their claim process, loss control services and online resources. They also assured the prospective policyholder that they would know their underwriter and adjusters on a first-name basis and that they would have a single point of contact for safety issues.

The petroleum company chose to switch to EMC, becoming one of the Charlotte Branch's largest accounts. "They really wanted to make sure we would be committed to them before they committed to us," says Underwriting Manager Steve Long. "We couldn't have conveyed that any other way than by being physically present to answer their questions and show them firsthand what kind of face-to-face service we can give them."


Steve Long
Underwriting Manager
Charlotte
Count on EMC

FULL-SERVICE OFFICE MAKES THE DIFFERENCE

How fast can the Providence Branch review, underwrite, inspect and quote a large new commercial application? For one of its agents, it took less than two weeks, thanks to the branch's nearby location and an established relationship between the agent and his EMC underwriter.

When the agent found out he had a small window of time to win the large account, he walked straight into the Providence Branch to talk to his local underwriter, Paula Finkelman. From the information he gave her, she determined EMC could provide a quote within the short time frame.

Both the agent and the branch jumped into action. The branch's risk improvement representative made a quick drive out to inspect the business, an auto parts retailer and wholesaler with multiple locations and a large auto fleet. The branch rating team then finalized the quote and delivered it to the agent ahead of deadline. A week later, the agent successfully issued a new policy for the business.

"Most insurance companies in Rhode Island don't have a full-service branch office like we do," says Underwriting Manager Ken Provost, Jr. "Our agents really appreciate being able to come in and talk to the underwriter who's making the decision, especially when there's a quick turnaround."


Count on EMC

Ken Provost, Jr.
Underwriting Manager
Providence

EMC Choice® Products. Our EMC Choice Businessowners program offers commercial customers varying levels of coverage for more than 200 classes of business, and an option to add an umbrella policy or employment practices liability coverage. Whether it's insurance for convenience stores, offices or wholesalers, EMC Choice Businessowners can be tailored to meet the needs of almost any small to midsize business.

EMC Choice specialty market products provide coverages for specific industries – auto repair shops, boat dealers, equipment dealers, financial institutions, laundry and dry cleaners, metal goods manufacturers, motels, printers, religious institutions and small artisan contractors. Policyholders can have the property and liability coverage they need for their unique businesses through EMC Choice.

In 2007, the EMC Choice Equipment Dealers program joined the EMC Choice family of specialty market products. The program, which provides broad, flexible coverage, had been available only in select territories and is now available to all EMC branch offices.

The EMC Choice Businessowners program showed continued growth in both customer count and premium during 2007. Our direct written premium climbed nearly 12 percent, and customer count rose almost 7 percent.

The EMC Choice specialty market programs posted a solid 2.3 percent growth in written premium for 2007, while maintaining a very favorable loss ratio. The newly introduced EMC Choice Equipment Dealers program, which launched in the fall, sold well in the fourth quarter.

Branch-Specific Programs.

EMC's Commercial Output Program is specifically designed for medium- to large-size commercial businesses with multiple locations and the need for inland marine coverage. The program was expanded in 2007 to offer broader eligibility, extended coverages and a flexible rating approach, making it more attractive for larger businesses.

Each of our branch offices offers special group programs for business associations. For example, EMC's Des Moines Branch is the leading insurer for Iowa public schools and municipalities. And the EMC Wichita Branch office is a lead insurance provider for public entities in Kansas, including municipalities, counties, rural fire departments and rural water districts.

Personal Lines Products.

EMC provides products to meet the personal insurance needs of our customers. We offer auto, homeowners, motorcycle and umbrella policies in specific territories, all at competitive rates and with comprehensive coverage.

Convenient Online Resources.

EMC is there with the technology agents need to help manage their day-to-day business. Agent Access, on emcinsurance.com, offers secure, convenient online services. Agents can get quotes, submit applications, print sales proposals and view billing statements.

Using real-time interface, agents can access the secure services on EMC's website directly from their agency management systems. From there, they can quickly and accurately transfer customer information and view real-time policy, claims and billing information.

For personal lines, agents can make policy changes and submit homeowners and auto claims online. Agents were quick to take advantage of online claim reporting when it was introduced in 2007. This efficient, cost-effective service eliminates double-entry of data, directly transfers the information into the EMC claim system and immediately assigns a claim number.

PLANNING TOGETHER AT THE LOCAL LEVEL

The Kansas City Branch looks for ways to help their agencies write more profitable business, and joint planning is one of the most successful ways they've found to accomplish this. In fact, it helped one agency nearly triple its premium with EMC in one year.

Marketing Representative Paula Hutchinson, along with the branch underwriting supervisor and underwriter, sat down with agency staff to help them set business objectives and figure out how to meet them. During the planning session, the branch staff also set up a schedule for ongoing visits from Paula and the underwriter.

The agency attributed their success to the face-to-face joint planning meetings with their EMC branch representatives. "They've definitely been very appreciative of the service we've provided," says Paula. "The local contact has made a big difference in our relationship with the agency – they know they're important to us."


Count on EMC

Paula Hutchinson
Marketing Representative
Kansas City

ON THE SCENE QUICKLY AFTER DEVASTATING TORNADO

EMC adjusters were some of the first on the scene after an F5 tornado ripped through Greensburg, Kansas, destroying 90 percent of the town on May 4, 2007. Tom Monnier, an EMC large loss specialist, had the big job of handling the claims for the Greensburg School District and the Kiowa County government. Because he was only two hours away at the Wichita Branch, he arrived quickly and got a head start.

As soon as federal authorities let people back into the area, Tom went to work helping the county and school administrators, explaining their coverages, answering questions, assisting with recovery efforts and helping them manage the strain of dealing with the federal government, the media and outside contractors. "We had to have an understanding of their human condition," Tom says. "Most of the time with a commercial property loss, people only have to worry about the damage to their business. These people had lost their own homes, so they were dealing with personal tragedies on top of their responsibilities as public administrators."

EMC adjusters began issuing checks immediately and were available to policyholders on a daily basis. Meanwhile, the Wichita Branch staff assisted the adjusters any way they could to speed up the claims process.

"Our ability to handle a disaster like this is in large part due to the close proximity of our branch office to our policyholders," explains Ron Hoffman, Wichita Branch claims manager. "Our adjusters were in Greensburg quickly and were there until all our policyholder claims were promptly and fairly concluded."


Count on EMC
Tom Monnier
Large Loss Specialist
Wichita

Award-Winning Leader in Technology.

EMC has long been a leader in shaping and enhancing technology for the insurance industry, belonging to the Agents Council for Technology (ACT), sponsored by the Independent Insurance Agents & Brokers of America, and to the ACORD-User Groups Information Exchange (AUGIE). In 2007, EMC Insurance Companies received the Interface Leadership and Innovation Award, the highest achievement recognized by Applied Systems and ASCnet.

Helping Agents Reach Their Goals.

EMC works closely with our agencies to help them grow and reach their goals. Through joint planning, we team with agencies to find ways to write more business and boost profits. We also provide consistent, ongoing communication with our agencies, giving them a clear picture of their results.

We introduced a regional marketing approach in 2007 for our larger agencies in the western United States. EMC now gives agencies that write business across states in the Bismarck, Denver and Phoenix Branch territories the benefit of a single regional point of contact, while still providing the advantages of local branch services.

Local Relationships. Our high employee retention rate allows agents to develop long-term, familiar relationships with their local EMC underwriters and other representatives. It's not uncommon for agents to have worked with the same representatives for 10 years or more. Whether they're fielding questions in the branch office or driving out to meet with agents, our representatives are there to offer a level of local, personalized service that's hard to beat.

EMC gives policyholders much more than insurance coverage. We're there for them with local loss control and claim services, as well as online access to policy information. Since we only do business through independent agents, policyholders also have the advantage of working with an agent right in their community who understands their protection needs.

Loss Control Solutions. In 2007, EMC celebrated 80 years of assisting customers with loss control services. This specialized department has evolved from providing basic safety assistance to offering one of the most comprehensive scopes of loss control services in the country.

We distinguish ourselves from other insurers by offering policyholders these loss control services through local branch and home office representatives. Whatever the need, from fire hazard inspection to air quality evaluation, our local representatives are there to assist. In fact, our risk improvement representatives made nearly 14,000 visits to policyholders last year.

Our website gives business customers valuable loss control tools and information they can use to minimize losses and even develop their own safety programs. They can access EMC's loss prevention manual or order safety materials from our extensive online library, which includes over 500 safety training videos. Over the year, nearly 1,600 safety videos were loaned out to assist with training needs, and almost 10,000 safety signs were provided to help policyholders make their employees and customers aware of safety rules and hazardous conditions.

Online Policyholder Access. Policyholder Access on emcinsurance.com gives personal lines policyholders quick, secure access to their insurance information. They can view policy information and billing statements, make payments, order new auto ID cards and find their agents' contact information.

Responsive Claim Service. At EMC, our approach to handling claims is simple. We investigate every claim. We explain what's covered and what isn't covered. And we pay the claims we owe as quickly as possible. Policyholders can report claims any time of the day or week using our toll-free claim reporting number. Our local claim representatives are close by, ready to answer customers' questions. And our claim adjusters work side by side with policyholders, helping guide them through the claim process.

PROXIMITY MAKES IT POSSIBLE

The Milwaukee Branch loss control team is always ready for a challenge, so when a new agency submitted a difficult account with an extremely tight deadline, Risk Improvement Manager Dave Young and his team members rushed into action.

They completed inspections of facilities in two states and determined the account could be written if the prospective client complied with several critical recommendations. Then they worked closely with the company to help them quickly comply.

"Both the agent and the new policyholder benefitted because we could get there fast and do what was needed," Dave says. "The agency gained confidence in EMC, and the policyholder qualified for the coverage."


Count on EMC.

Dave Young
Risk Improvement Manager
Milwaukee

WORKING FOR A STRONGER COMMUNITY

"Our staff feels very connected to our surrounding community," says Omaha Branch Claim Supervisor Jan Ramey. "We look for a number of ways we can make a difference – the more we can do, the bigger the difference."

One way the Omaha Branch makes a difference is through its annual campaign to support United Way. With the company match, branch employees have donated nearly $100,000 to help local United Way agencies over the last five years.

Their generosity doesn't end with United Way. For the last 16 years, Jan has coordinated a holiday giving program at the branch. The staff sponsors a needy family through a local mission, holds a toy drive for a homeless shelter and collects nonperishable items for the local food bank.

Two branch employees have also served on the Omaha Race for the Cure committee. Many EMC employees and their families participate in this annual event to raise money in support of breast cancer research, treatment and awareness.


Count on EMC.

Jan Ramey
Claim Supervisor
Omaha

Our employees, our agents and our policyholders share a mutual interest in their communities – which is why EMC works hard to improve them. We strive to be there for our communities, whether it's through educational support, volunteer work or financial contributions. EMC knows the best investment is one toward making our communities better places in which to live and work.

Building Community Across the Company. EMC is an active supporter of United Way. The 2007 campaign raised more than ever before, thanks to the continued generosity of our employees and a company match of 60 percent. The Wichita Branch deserves special recognition for raising more for United Way than any other branch office, year after year.

In addition, we consistently demonstrate the giving culture of EMC by supporting and donating to charitable organizations such as the American Red Cross, Race for the Cure, Toys for Tots and Habitat for Humanity.

Supporting Education. The EMC Charitable Foundation is helping Iowa's youngest children as the lead sponsor of Communities for Literate Iowa Kids (CLIK). This five-year project is aimed at improving early childhood literacy by helping communities understand and resolve literacy issues.

The EMC Charitable Foundation also supports Iowa education at the college level. EMC makes annual donations to the Iowa College Foundation and the James B. Morris Scholarship Fund. The EMC Foundation and the Des Moines Branch provide scholarships to Des Moines Area Community College students each year. And in support of Drake University's insurance program and the Kelley Insurance Center, the EMC Charitable Foundation sponsors two professorships and contributes funding for scholarships.

EMCI BOARD OF DIRECTORS



Front row, L to R: *Gretchen H. Tegeler, George C. Carpenter III, Margaret A. Ball.* Back row, L to R: *David J. Fisher, Bruce G. Kelley, Raymond A. Michel, Robert L. Howe, Richard W. Hoffmann (Corporate Secretary).*

CHAIRMAN OF THE BOARD

George C. Carpenter III
80, E, C
Retired Executive Director
Iowa Public Television
(broadcasting)

DIRECTORS

Margaret A. Ball, CPCU
70, E, C, I, N
Chair – Inter-Company Committee
Retired Senior Vice President
Employers Mutual Casualty Company

David J. Fisher
71, A, N
Chair – Audit Committee
Chairman of the Board & President
Onthank Company
(wholesale distributor)

Robert L. Howe*
65, A
Retired Deputy Commissioner
and Chief Examiner
Iowa Insurance Division

Bruce G. Kelley, CPCU, CLU
54, E
Chair – Executive Committee
President & CEO
Employers Mutual Casualty Company

Raymond A. Michel
82, C, N
Chair – Nominating Committee
Director & Retired CEO
Koss Construction Company
(road construction)

Gretchen H. Tegeler
52, A, I
State Vice President, Midwest Division
American Cancer Society

INDEPENDENT DIRECTORS

Margaret A. Ball, CPCU
George C. Carpenter III
David J. Fisher
Robert L. Howe*
Raymond A. Michel
Gretchen H. Tegeler

* *EMCI Board's designated financial expert.*

BOARD COMMITTEES

A *Audit Committee*
C *Compensation Committee*
E *Executive Committee*
I *Inter-Company Committee*
N *Nominating Committee*

EMCI OFFICERS

Raymond W. Davis, CFA
Senior Vice President
Investments & Treasurer

Richard L. Gass
Senior Vice President
Productivity & Technology

Richard W. Hoffmann, J.D.
Vice President, General Counsel
& Secretary

Kevin J. Hovick, CPCU
Senior Vice President
Business Development

Ronald W. Jean, FCAS, MAAA
Executive Vice President
for Corporate Development

Bruce G. Kelley, CPCU, CLU
President & CEO

Donald D. Klemme, CPCU
Senior Vice President
Administration

Robert L. Link, CAM
Assistant Vice President
& Assistant Secretary

William A. Murray, CIC, AU
Executive Vice President
& Chief Operating Officer

Anita Novak, MBA, ARM
Assistant Secretary
Director of Investor Relations

Ronald A. Paine, CPA, CIA
Vice President
Internal Audit

Steven C. Peck, FCAS, MAAA
Senior Vice President
Actuary

Carla A. Prather
Assistant Vice President
& Controller

Mark E. Reese, CPA
Senior Vice President
& Chief Financial Officer

Richard K. Schulz
Senior Vice President
Claims

Count on EMC®

2007

FINANCIAL INFORMATION

EMC Insurance Group Inc.

Contents

SELECTED FINANCIAL DATA.

	Year ended December 31,										
	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997
	($ in thousands, except per share amounts)										
INCOME STATEMENT DATA											
Insurance premiums earned	$ 393,059	$ 391,615	$ 415,625	$ 345,478	$ 330,623	$ 297,043	$ 265,280	$ 231,459	$ 211,098	$ 194,244	$ 177,218
Investment income, net	48,482	46,692	40,696	29,900	29,702	32,778	30,970	29,006	25,761	24,859	23,780
Realized investment gains (losses)	3,724	4,252	3,834	4,379	1,170	(3,159)	800	1,558	277	5,901	4,100
Other income	545	527	657	602	862	866	774	1,473	2,194	1,701	1,023
Total revenues	445,810	443,086	460,812	380,359	362,357	327,528	297,824	263,496	239,330	226,705	206,121
Losses and expenses	386,891	366,721	400,702	364,788	334,375	305,636	303,366	262,431	245,321	223,031	189,318
Income (loss) before income tax expense (benefit)	58,919	76,365	60,110	15,571	27,982	21,892	(5,542)	1,065	(5,991)	3,674	16,803
Income tax expense (benefit)	16,441	22,818	17,101	2,386	7,633	5,790	(3,436)	(1,264)	(5,187)	(2,339)	3,586
Net income (loss)	$ 42,478	$ 53,547	$ 43,009	$ 13,185	$ 20,349	$ 16,102	$ (2,106)	$ 2,329	$ (804)	$ 6,013	$ 13,217
Net income (loss) per common share - basic and diluted:	$ 3.09	$ 3.91	$ 3.16	$ 1.10	$ 1.78	$ 1.42	$ (0.19)	$ 0.21	$ (0.07)	$ 0.53	$ 1.18
Premiums earned by segment:											
Property and casualty insurance	$ 320,836	$ 318,416	$ 321,165	$ 250,034	$ 241,237	$ 225,013	$ 203,393	$ 184,986	$ 167,265	$ 155,523	$ 143,113
Reinsurance	72,223	73,199	94,460	95,444	89,386	72,030	61,887	46,473	43,833	38,721	34,105
Total	$ 393,059	$ 391,615	$ 415,625	$ 345,478	$ 330,623	$ 297,043	$ 265,280	$ 231,459	$ 211,098	$ 194,244	$ 177,218
BALANCE SHEET DATA											
Total assets	$ 1,202,713	$ 1,206,159	$ 1,113,682	$ 934,816	$ 899,712	$ 674,864	$ 671,565	$ 587,676	$ 542,395	$ 496,046	$ 459,110
Stockholders' equity	$ 360,352	$ 308,294	$ 261,883	$ 228,473	$ 180,751	$ 157,768	$ 140,458	$ 148,393	$ 141,916	$ 163,938	$ 162,346

	Year ended December 31,										
	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997
	($ in thousands, except per share amounts)										
OTHER DATA											
Average return on equity	12.7%	18.8%	17.5%	6.4%	12.0%	10.8%	(1.5)%	1.6%	(0.5)%	3.7%	8.5%
Book value per share	$ 26.15	$ 22.44	$ 19.20	$ 16.84	$ 15.72	$ 13.84	$ 12.40	$ 13.14	$ 12.60	$ 14.26	$ 14.30
Dividends paid per share	$ 0.69	$ 0.65	$ 0.61	$ 0.60	$ 0.60	$ 0.60	$ 0.60	$ 0.60	$ 0.60	$ 0.60	$ 0.60
Property and casualty insurance subsidiaries aggregate pool percentage	30.0%	30.0%	30.0%	23.5%	23.5%	23.5%	23.5%	23.5%	23.5%	23.5%	22.0%
Reinsurance subsidiary quota share percentage	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
Closing stock price	$ 23.67	$ 34.12	$ 19.94	$ 21.64	$ 21.14	$ 17.87	$ 17.15	$ 11.75	$ 9.13	$ 12.75	$ 13.25
Net investment yield (pre-tax)	5.02%	5.02%	4.97%	4.33%	4.81%	5.92%	6.31%	6.47%	5.96%	6.02%	6.15%
Cash dividends to closing stock price	2.9%	1.9%	3.1%	2.8%	2.8%	3.4%	3.5%	5.1%	6.6%	4.7%	4.5%
Common shares outstanding	13,778	13,742	13,643	13,569	11,501	11,399	11,330	11,294	11,265	11,496	11,351
Statutory trade combined ratio	96.8%	92.8%	94.7%	104.2%	99.8%	101.3%	112.4%	113.5%	115.2%	114.8%	106.2%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of EMC Insurance Group Inc. and Subsidiaries' financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and Notes to Consolidated Financial Statements included elsewhere herein.

COMPANY OVERVIEW

EMC Insurance Group Inc., a 57.0 percent owned subsidiary of Employers Mutual Casualty Company (Employers Mutual), is an insurance holding company with operations in property and casualty insurance and reinsurance. Property and casualty insurance is the most significant segment, representing 81.6 percent of consolidated premiums earned in 2007. For purposes of this discussion, the term "Company" is used interchangeably to describe EMC Insurance Group Inc. (Parent Company only) and EMC Insurance Group Inc. and its subsidiaries. Employers Mutual and all of its subsidiaries (including the Company) and an affiliate are referred to as the "EMC Insurance Companies."

The Company's three property and casualty insurance subsidiaries and two subsidiaries and an affiliate of Employers Mutual are parties to reinsurance pooling agreements with Employers Mutual (collectively the "pooling agreement"). Under the terms of the pooling agreement, each company cedes to Employers Mutual all of its insurance business, with the exception of any voluntary reinsurance business assumed from nonaffiliated insurance companies, and assumes from Employers Mutual an amount equal to its participation in the pool. All premiums, losses, settlement expenses, and other underwriting and administrative expenses, excluding the voluntary reinsurance business assumed by Employers Mutual from nonaffiliated insurance companies, are prorated among the parties on the basis of participation in the pool. Employers Mutual negotiates reinsurance agreements that provide protection to the pool and each of its participants, including protection against losses arising from catastrophic events.

Operations of the pool give rise to inter-company balances with Employers Mutual, which are settled on a quarterly basis. The investment and income tax activities of the pool participants are not subject to the pooling agreement. The pooling agreement provides that Employers Mutual will make up any shortfall or difference resulting from an error in its systems and/or computation processes that would otherwise result in the required restatement of the pool participants' financial statements.

The purpose of the pooling agreement is to spread the risk of an exposure insured by any of the pool participants among all the companies. The pooling agreement produces a more uniform and stable underwriting result from year to year for all companies in the pool than might be experienced individually. In addition, each company benefits from the capacity of the entire pool, rather than being limited to policy exposures of a size commensurate with its own assets, and from the wide range of policy forms, lines of insurance written, rate filings and commission plans offered by each of the companies.

Effective January 1, 2005, the Company's aggregate participation in the pooling agreement increased from 23.5 percent to 30.0 percent. In connection with this change in pool participation, the Company's liabilities increased $115,042,000, invested assets increased $107,801,000 and other assets increased $722,000. The Company reimbursed Employers Mutual $6,519,000 for expenses that were incurred to generate the additional business assumed by the Company, but this expense was offset by an increase in deferred policy acquisition costs. The Company also received $275,000 in interest income from Employers Mutual as the actual cash settlement did not occur until February 15, 2005.

The Company's wholly-owned subsidiary, Farm and City Insurance Company, discontinued writing direct nonstandard risk automobile insurance business in 2004, but continued to participate in the pooling agreement. Effective December 31, 2007, Farm and City was merged into one of the Company's other property and casualty insurance subsidiaries. This merger did not have any impact on the Company's 30 percent aggregate participation in the pooling agreement.

The Company's reinsurance subsidiary is a party to a quota share reinsurance retrocessional agreement with Employers Mutual (the "quota share agreement"). Under the terms of the quota share agreement, the reinsurance subsidiary assumes a 100 percent quota share portion of Employers Mutual's assumed reinsurance business, exclusive of certain reinsurance contracts. This includes all premiums and related losses, settlement expenses, and other underwriting and administrative expenses of this business, subject to a maximum loss of $2,000,000 per event ($1,500,000 in 2005). The reinsurance subsidiary does not directly reinsure any of the insurance business written by Employers Mutual or the other pool participants; however, the reinsurance subsidiary assumes reinsurance business from the Mutual Reinsurance Bureau (MRB) pool and this pool provides a small amount of reinsurance protection to the EMC Insurance Companies. As a result, the reinsurance subsidiary's assumed exposures include a small portion of the EMC Insurance Companies' direct business, after ceded reinsurance protections purchased by the MRB pool are applied. In addition, the reinsurance subsidiary does not reinsure any "involuntary" facility or pool business that Employers Mutual assumes pursuant to state law. Operations of the quota share agreement give rise to inter-company balances with Employers Mutual, which are settled on a quarterly basis. The investment and income tax activities of the reinsurance subsidiary are not subject to the quota share agreement.

Effective January 1, 2006, the terms of the quota share agreement between Employers Mutual and the reinsurance subsidiary were revised. The majority of the changes were prompted by the significant amount of hurricane losses retained by Employers Mutual during the severe 2005 hurricane season; however, other changes were made to simplify and clarify the terms and conditions of the quota share agreement. The revised terms of the quota share agreement are as follows: (1) the reinsurance subsidiary's retention, or cap, on losses assumed per event increased from $1,500,000 to $2,000,000; (2) the cost of the $2,000,000 cap on losses assumed per event is treated as a reduction to premiums written rather than commission expense; (3) the reinsurance subsidiary no longer directly pays for the outside reinsurance protection that Employers Mutual purchases to protect itself from catastrophic losses on the assumed reinsurance business it retains in excess of the cap, and instead pays a higher premium rate (previously accounted for as commission); and (4) the reinsurance subsidiary assumes all foreign currency exchange gains/losses associated with contracts incepting on January 1, 2006 and thereafter that are subject to the quota share agreement. For 2007 and 2006, the premium rate paid by the reinsurance subsidiary to Employers Mutual was 10.5 percent of premiums written. The corresponding rate for 2005 was approximately 8.5 percent (4.5 percent override commission rate plus approximately 4.0 percent for the cost of the outside reinsurance protection).

Under the terms of the quota share agreement, the reinsurance subsidiary receives reinstatement premium income that is collected by Employers Mutual from the ceding companies when reinsurance coverage is reinstated after a loss event; however, the cap on losses assumed per event contained in the quota share agreement is automatically reinstated without cost to the reinsurance subsidiary. This arrangement can produce unusual underwriting results for the reinsurance subsidiary when a large event occurs because the reinstatement premium income received by the reinsurance subsidiary may approximate, or exceed, the amount of losses retained.

INDUSTRY OVERVIEW

An insurance company's underwriting results reflect the profitability of its insurance operations, excluding investment income. Underwriting profit or loss is calculated by subtracting losses and expenses incurred from premiums earned.

Insurance companies collect cash in the form of insurance premiums and pay out cash in the form of loss and settlement expense payments. Additional cash outflows occur through the payment of acquisition and underwriting costs such as commissions, premium taxes, salaries and general overhead. During the loss settlement period, which varies by line of business and by the circumstances surrounding each claim and may cover several years, insurance companies invest the cash premiums; thereby earning interest and dividend income. This investment income supplements underwriting results and contributes to net earnings. Funds from called and matured fixed maturity securities are reinvested at current interest rates. The relatively low interest rate environment of the last several years has had a negative impact on the insurance industry's investment income.

Insurance pricing has historically been cyclical in nature. Periods of excess capital and increased competition encourage price reductions and liberal underwriting practices (referred to as a soft market) as insurance companies compete for market share, while attempting to cover the inevitable underwriting losses from these actions with investment income. A prolonged soft market generally leads to a reduction in the adequacy of capital in the insurance industry. To cure this condition, underwriting practices are tightened, premium pricing increases and competition subsides as companies strive to strengthen their balance sheets (referred to as a hard market). During 2005, the insurance industry entered into a soft market with premium rate reductions accelerating in most areas of the United States, with the notable exception of rate increases in the Gulf States and other hurricane exposed areas due to the severe 2005 hurricane season. The soft market continued during 2006 and 2007, and market conditions are expected to remain competitive during 2008 as insurance companies continue to compete for good business, which will likely result in additional premium rate reductions.

A substantial determinant of an insurance company's underwriting results is its loss and settlement expense reserving practices. Insurance companies must estimate the amount of losses and settlement expenses that will ultimately be paid to settle claims that have occurred to date (loss and settlement expense reserves). This estimation process is inherently subjective with the possibility of widely varying results, particularly for certain highly volatile types of claims (asbestos, environmental and various casualty exposures, such as products liability, where the loss amount and the parties responsible are difficult to determine). During a soft market, inadequate premium rates put pressure on insurance companies to under-estimate their loss and settlement expense reserves in order to show a profit. Correspondingly, inadequate reserves play an integral part in bringing about a hard market, because increased profitability from higher premium rate levels can be used to strengthen an insurance company's loss and settlement expense reserves.

The United States Congress is currently studying, or has placed on its agenda, several issues of critical importance to the Company and the insurance industry. These issues include Federal regulation in addition to, or in place of, current state regulation, tort and class-action lawsuit reform, and the federal government's role in terrorism insurance. The United States Congress is also considering legislation (referred to as the Insurance Industry Competition Act) that would amend the McCarran-Ferguson Act and permit the Federal Trade Commission and United States Department of Justice to enforce Federal antitrust laws and regulations on the insurance industry. The Company is closely monitoring activities by the United States Congress on these issues through its membership in various organizations.

MANAGEMENT ISSUES AND PERSPECTIVES

During 2007, management continued to focus its efforts on two issues of critical importance to the Company: developing and implementing strategies to facilitate profitable growth in the increasingly competitive insurance marketplace, and establishing and maintaining adequate and consistent loss and settlement expense reserves. Management also reviewed its long-term strategies for Farm and City Insurance Company, which was a subsidiary in the property and casualty insurance segment that ceased writing direct nonstandard risk automobile insurance business in 2004, but continued to participate in the pooling agreement. As a result of this review, management determined that there were no identified uses for this company and therefore merged Farm and City into one of the Company's other property and casualty insurance subsidiaries. In addition, management reviewed the statutory surplus position of each of the Company's insurance subsidiaries and determined that the reinsurance subsidiary had sufficient surplus to allow the redemption of all $11,000,000 of surplus notes issued to Employers Mutual. Following is a detailed discussion of these issues.

Developing and implementing strategies to facilitate profitable growth

Net premiums written for the EMC Insurance Companies' pool were nearly unchanged during the past three years due to increased premium rate competition and higher reinsurance costs. The increase in premium rate competition is driven by the high capitalization levels and profitable underwriting results generated by the property and casualty insurance industry in recent years. With the exception of the workers' compensation line of business, all lines of business experienced a decline in premium rates of varying magnitudes over the past three years. During this period policy retention remained at a high level, but policy count declined as a result of increased competition for good business and Company initiatives to exit unprofitable business. On an overall basis, premium rate levels declined approximately 4.9 percent in 2007 after falling approximately 3.7 percent in 2006; however, premium rates are still considered adequate on an all-lines basis. Given this pricing environment, management is targeting premium growth from new business writings that are carefully selected and adequately priced, and from continuing efforts to maintain, or improve, policy retention. Personal lines growth has been targeted toward selected territories where the best profit potential exists.

In response to this increasingly competitive environment, management has worked diligently over the past three years to formulate and implement strategies to generate profitable growth, and continues to closely monitor and adjust these strategies as necessary. The areas of focus have included establishing business plans to increase new business production with the Company's independent insurance agents; improving the ease of conducting business through technological improvements; expanding on the pool participant's three programs for writing homogenous risks: target markets, "EMC Choice" programs and safety dividend programs; implementing a more formalized process for commercial lines product development; and improving sales effectiveness skills through ongoing training.

During the past several years management has also developed and implemented several new sophisticated underwriting tools that have contributed to the Company's improved underwriting results. Many of these underwriting tools, which are more commonly referred to as predictive modeling capabilities and monitoring tools, were not available during the last soft market and are expected to play a prominent role in the Company's efforts to manage its operating results during the current soft market.

The predictive modeling tools include insurance scoring in the personal lines of business and Underwriting Analysis Tools (UAT) in the commercial lines of business. The UAT allows the pool participants to segment their book of business based on future profit potential using proprietary predictive models that enable underwriters to make better informed decisions regarding acceptability and appropriate pricing for each individual risk. This information is available in real time to underwriters as they consider a new risk, or renew an existing risk.

Management has sophisticated systems in place to monitor its underwriting and pricing practices for renewal business. These systems allow management to analyze data at multiple levels, track the level of utilization of the various tools and monitor how those tools affect underwriting and pricing decisions. The Company's Rate Comparison System provides underwriters with real-time information about the "true" rate level change for each commercial renewal account by eliminating differences in exposures, coverage, deductibles and/or classifications.

These enhanced capabilities are designed to enable management to (1) track the quality of the pool participant's book of business, (2) monitor changes in the quality of the pool participant's book of business over time, (3) assure that pricing and underwriting decisions are consistent with profit objectives, and (4) develop action plans to address specific book quality and profitability concerns, and quantify the impact of executing those plans.

Management is currently exploring the potential benefits of certain data mining software tools. Management believes such software could provide easily accessible, highly insightful summary information that is quickly constructed from the vast amounts of data contained in Employers Mutual's claims system. Such information offers the potential of alerting management of conditions that have affected the pool participant's underwriting results. Once alerted, management could act quickly to adjust underwriting practices and/or pricing to address those conditions and thereby mitigate developing adverse trends.

Finally, management continues to emphasize those strategies that have been successful. These strategies vary from branch to branch, but generally include defining what products have been well-received in individual marketplaces and concentrating marketing strategies accordingly. Management continues to enhance its efforts to write more homeowner and personal auto accounts in selected territories, more small and medium-sized business accounts, and fidelity and surety bonds. Signs of progress began to emerge during 2006 and continued into 2007 as new business production increased moderately in the targeted areas and lines of business.

Effective January 1, 2006, Employers Mutual's participation in the MRB pool was reduced because of the addition of two new assuming companies to that pool. The increase in the number of assuming companies had a negative impact on the reinsurance subsidiary's premiums earned in 2006 and 2007 as the pool business is divided between more participants; however, the addition of the new assuming companies has strengthened MRB's surplus base and should favorably impact future marketing efforts. For 2007 and 2006, the reinsurance subsidiary's premiums earned from the MRB pool totaled approximately $21 and $25 million, respectively, compared to approximately $40 million in 2005. In addition, effective January 1, 2006, Employers Mutual is no longer participating in a Lloyd's of London marine syndicate account due to a restructuring of that program. The loss of this account reduced the reinsurance subsidiary's premiums earned by approximately $2.5 million in 2006, and an additional $2.7 million in 2007. The addition of some new accounts during 2007 helped to partially offset the loss of this business; however, the MRB pool is not producing much new business at this time, and it is therefore unlikely that the reinsurance subsidiary's premium volume will increase significantly in the near future.

During the fourth quarter of 2007, the MRB board of directors approved Farm Bureau Mutual Insurance Company of Michigan to replace Auto-Owners Insurance Company as an assuming company in the MRB pool effective January 1, 2008. As a result, Employers Mutual's participation in the pool will remain at its current 20 percent in 2008.

Maintaining adequate and consistent loss and settlement expense reserves

The Company experienced an unusually large amount of favorable development on its prior years' direct case loss reserves during 2007 and 2006. Over the past several years the Company has devoted a substantial amount of time and resources to improving the adequacy and consistency of its case loss reserves by implementing procedures and guidelines that assist claims personnel in establishing and maintaining proper reserve amounts. Because of these improvements in the claims handling process, favorable development on prior years' case loss reserves was not unexpected in 2007 or 2006; however, the magnitude of the favorable development experienced during this time period was not anticipated. On a direct basis, approximately 50 percent of the favorable development came from case loss reserves and, in aggregate, all of this development is associated with the final settlement of closed claims. Approximately 30 percent of the favorable development came from incurred but not reported (IBNR) reserves, and was partially driven by a decline in IBNR emergence during this period. The remaining favorable development came from settlement expense reserves.

From management's perspective, investors and potential investors should not place undo emphasis on the composition of the Company's underwriting results (i.e. the breakdown between the amount of favorable development reported on prior years' reserves versus the indicated current accident year results) because the Company's reserving methodology does not lend itself to that type of analysis very well. Management believes that it is important for investors and potential investors to have an appropriate understanding of the Company's reserving methodology so that they are able to properly interpret the Company's results of operations and make informed investment decisions. Following is a brief discussion of the Company's reserving methodology.

Management does not use accident year loss picks to establish the Company's carried reserves. Case loss and IBNR reserves, as well as settlement expense reserves, are established independently of each other and added together to get the Company's total loss and settlement expense reserve estimate.

As part of ongoing efforts to enhance the effectiveness of the Company's reserving process, the methodology now includes bulk case loss reserves. These bulk reserves supplement the aggregate reserves of the individual claim files and are used to help maintain a consistent level of overall case loss reserve adequacy. Bulk case loss reserves (both positive and negative) are established when necessary to keep the estimated adequacy of the Company's carried case loss reserves at a level consistent with management's best estimate of the Company's overall liability. For financial reporting purposes, bulk case loss reserves are included in case loss reserves.

At December 31, 2007 and 2006, approximately 60 and 62 percent, respectively, of the property and casualty insurance segment's carried reserves were represented by case loss reserves, which are the individual reserves established for each reported claim based on the specific facts associated with each claim, and bulk case loss reserves. Individual case loss reserves are based on the probable, or most likely, outcome for each claim, with probable outcome defined as what is most likely to be awarded if the case were to be decided by a civil court in the applicable venue or, in the case of a workers' compensation case, by that state's Worker's Compensation Commission. Bulk case loss reserves are actuarially derived and are allocated to the various accident years on the basis of the underlying aggregate case loss reserves of the applicable lines of business.

The remaining portion (40 percent in 2007 and 38 percent in 2006) of the property and casualty insurance segment's carried reserves were comprised of IBNR and settlement expense reserves, which are established through an actuarial process for each line of business. The IBNR and certain settlement expense reserves are allocated to the various accident years using historical claim emergence and settlement payment patterns; other settlement expense reserves are allocated to the various accident years on the basis of case loss reserves.

The current and more recent accident years have a larger proportion of case, IBNR and settlement expense reserves than earlier accident years. Since the Company's reserve levels are established somewhat conservatively, the relatively high proportion of reserves in the more recent accident years generates relatively high loss and settlement expense ratios in the early stages of an accident year's development; however, as those accident years mature, claims are gradually settled, the reserves for those years become smaller, and the loss and settlement expense ratios generally decline.

Without a proper understanding of the Company's reserving methodology, the current and more recent accident year combined ratios can be misinterpreted. For example, the Company reported a combined ratio of 97.6 percent for 2007. If the large amount of favorable development experienced on prior years' reserves during this period is added back to the losses and settlement expenses incurred for the year, it would appear that the 2007 accident year is generating a combined ratio of 107.4 percent. However, the Company's current actuarial projections indicate that the 2007 accident year combined ratio will continue to decline as claims are settled and will ultimately reach approximately 100.8 percent.

It is management's intention to continue to apply this reserving methodology on a consistent basis. With reasonably consistent levels of reserve adequacy, management expects earnings from downward development of prior accident year reserves to continue in future years. For that reason, management believes that less emphasis should be placed on the composition of the Company's underwriting results between the current and prior accident years, and more emphasis should be placed on where the Company's carried reserves fall within the range of actuarial indications.

At December 31, 2007, the Company's loss and settlement expense reserves were in the upper quarter of the range of actuarial indications, which is similar to the analysis completed at December 31, 2006. Although the current actuarial analysis indicates that the Company's loss and settlement expense reserves are at a high level of adequacy, management is not able to predict whether, or to what extent, the Company will continue to experience favorable development on its reserves.

Merger of Farm and City Insurance Company into EMCASCO Insurance Company

Farm and City Insurance Company was formed in Iowa in 1962 to write nonstandard risk automobile insurance and was purchased by the Company in 1984. Due to changes in the nonstandard risk automobile insurance marketplace, Farm and City stopped writing direct business and implemented non-renewal procedures on all existing business in 2004; however, Farm and City has continued to participate in the pooling agreement, receiving a 1.5 percent share of all pool business. During 2007, management completed a review of the long-term strategies for Farm and City and determined that there were no identified uses for the company. Accordingly, management merged Farm and City into one of the Company's other property and casualty insurance subsidiaries (EMCASCO Insurance Company) effective December 31, 2007. This merger resulted in Farm and City's 1.5 percent pool participation percentage being assumed by EMCASCO Insurance Company and increased EMCASCO Insurance Company's pool participation percentage from 12 percent to 13.5 percent. This merger had no impact on the Company's 30 percent aggregate pool participation and did not have any impact on the goodwill that is being carried on the Company's financial statements stemming from the acquisition of Farm and City in 1984.

Redemption of reinsurance subsidiary's surplus notes

During 2007, management completed an evaluation of the statutory surplus position of each of the Company's insurance subsidiaries. Based on this evaluation, management determined that the reinsurance subsidiary had an adequate amount of surplus to support its current and anticipated level of business, and therefore redeemed the $11 million of surplus notes issued to Employers Mutual during the fourth quarter. The $25 million of surplus notes issued by the property and casualty insurance subsidiaries and held by Employers Mutual were not redeemed; however, the Inter-Company Committees of the Company and Employers Mutual approved an increase in the interest rate on these notes from the current 3.09 percent to 3.60 percent effective February 1, 2008, subject to regulatory approval.

MEASUREMENT OF RESULTS

The Company's consolidated financial statements are prepared on the basis of U.S. generally accepted accounting principles (also known as "GAAP"). The Company also prepares financial statements for each of its insurance subsidiaries based on statutory accounting principles that are filed with insurance regulatory authorities in the states in which they do business. Statutory accounting principles are designed to address the concerns of state regulators and stress the measurement of the insurer's ability to satisfy its obligations to its policyholders and creditors.

Management evaluates the Company's operations by monitoring key measures of growth and profitability. Management measures the Company's growth by examining direct premiums written and, perhaps more importantly, premiums written assumed from affiliates. Management generally measures the Company's operating results by examining the Company's net income, return on equity, and the loss and settlement expense, acquisition expense and combined ratios. The following provides further explanation of the key measures management uses to evaluate the Company's results:

Direct Premiums Written. Direct premiums written is the sum of the total policy premiums, net of cancellations, associated with policies underwritten and issued by the Company's property and casualty insurance subsidiaries. These direct premiums written are transferred to Employers Mutual under the terms of the pooling agreement and are reflected in the Company's consolidated financial statements as premiums written ceded to affiliates. See note 3 of Notes to Consolidated Financial Statements.

Premiums Written Assumed From Affiliates. Premiums written assumed from affiliates reflects the Company's property and casualty insurance subsidiaries' aggregate participation interest in the total direct premiums written by all the participants in the pooling arrangement, and the premiums written assumed by the Company's reinsurance subsidiary from Employers Mutual under the quota share agreement. See note 3 of Notes to Consolidated Financial Statements. Management uses premiums written assumed from affiliates and non-affiliates, which excludes the impact of written premiums ceded to reinsurers, as a measure of the underlying growth of the Company's insurance business from period to period.

Net Premiums Written. Net premiums written is the sum of the premiums written assumed from affiliates plus premiums written assumed from non-affiliates less premiums written ceded to non-affiliates. Premiums written ceded to non-affiliates is the portion of the Company's direct and assumed premiums written that is transferred to reinsurers in accordance with the terms of the reinsurance contracts and based upon the risks they accept. See note 3 of Notes to Consolidated Financial Statements. Management uses net premiums written to measure the amount of business retained after cessions to reinsurers.

Loss and Settlement Expense Ratio. The loss and settlement expense ratio is the ratio (expressed as a percentage) of losses and settlement expenses to premiums earned and measures the underwriting profitability of a company's insurance business. The loss and settlement expense ratio is generally measured on both a gross (direct and assumed) and net (gross less ceded) basis. Management uses the gross loss and settlement expense ratio as a measure of the Company's overall underwriting profitability of the insurance business it writes and to assess the adequacy of the Company's pricing. The net loss and settlement expense ratio is meaningful in evaluating the Company's financial results, which are net of ceded reinsurance, as reflected in the consolidated financial statements. The loss and settlement expense ratios are generally calculated in the same way for GAAP and statutory accounting purposes.

Acquisition Expense Ratio. The acquisition expense ratio is the ratio (expressed as a percentage) of net acquisition and other expenses to premiums earned and measures a company's operational efficiency in producing, underwriting and administering its insurance business. For statutory accounting purposes, acquisition and other expenses of an insurance company exclude investment expenses. There is no such industry definition for determining an acquisition expense ratio for GAAP purposes. As a result, management applies the statutory definition to calculate the Company's acquisition expense ratio on a GAAP basis. The net acquisition expense ratio is meaningful in evaluating the Company's financial results, which are net of ceded reinsurance, as reflected in the consolidated financial statements.

GAAP Combined Ratio. The combined ratio (expressed as a percentage) is the sum of the loss and settlement expense ratio and the acquisition expense ratio and measures a company's overall underwriting profit. If the combined ratio is at or above 100, an insurance company cannot be profitable without investment income (and may not be profitable if investment income is insufficient). Management uses the GAAP combined ratio in evaluating the Company's overall underwriting profitability and as a measure for comparison of the Company's profitability relative to the profitability of its competitors who prepare GAAP-basis financial statements.

Statutory Combined Ratio. The statutory combined ratio (expressed as a percentage) is calculated in the same manner as the GAAP combined ratio, but is based on results determined pursuant to statutory accounting rules and regulations. The statutory "trade combined ratio" differs from the statutory combined ratio in that the acquisition expense ratio is based on net premiums written rather than net premiums earned. Management uses the statutory trade combined ratio as a measure for comparison of the Company's profitability relative to the profitability of its competitors, all of whom must file statutory-basis financial statements with insurance regulatory authorities.

CRITICAL ACCOUNTING POLICIES

The following accounting policies are considered by management to be critically important in the preparation and understanding of the Company's financial statements and related disclosures. The assumptions utilized in the application of these accounting policies are complex and require subjective judgment.

Loss and settlement expense reserves

Processes and assumptions for establishing loss and settlement expense reserves

Liabilities for losses are based upon case-basis estimates of reported losses supplemented with bulk case loss reserves, and estimates of incurred but not reported ("IBNR") losses. Case loss reserves are established independently of the IBNR loss reserves and the two amounts are added together to determine the total liability for losses. Under this methodology, adjustments to the individual case loss reserve estimates do not result in a corresponding adjustment in IBNR loss reserves. For direct insurance business, the Company's IBNR loss reserves are estimates of liability for accidents that have occurred, but have not yet been reported to the Company. For assumed reinsurance business, IBNR loss reserves are also used to record anticipated increases in reserves for claims that have previously been reported. An estimate of the expected expenses to be incurred in the settlement of the claims provided for in the loss reserves is established as the liability for settlement expenses.

Property and Casualty Insurance Segment

The Company's claims department establishes individual case loss reserves for direct business. Branch claims personnel establish case loss reserves for individual claims, with mandatory home office claims department review of reserves that exceed a specified threshold. The Company's case loss reserve philosophy is exposure based and implicitly assumes a consistent inflationary and legal environment. When claims department personnel establish case loss reserves, they take into account various factors that influence the potential exposure.

The Company has implemented specific line-of-business guidelines that are used to establish the individual case loss reserve estimates. These guidelines, which are used for both short-tail and long-tail claims, require the claims department personnel to reserve for the probable (most likely) exposure for each claim. Probable exposure is defined as what is likely to be awarded if the case were to be decided by a civil court in the applicable venue or, in the case of a workers' compensation case, by that state's Workers' Compensation Commission. This evaluation process is repeated throughout the life of the claim at regular intervals, and as additional information becomes available. While performing these regular reviews, the branch claims personnel are able to make adjustments to the case loss reserves for location and time specific factors, such as legal venue, severity of claim, inflation, and changes in applicable laws.

To provide consistency in the reserving process, the Company utilizes established claims management processes and an automated claims system. Claims personnel conduct random case loss reserve reviews to verify the accuracy of the reserve estimates and adherence to the reserving guidelines. In addition, the Company has specific line-of-business management controls for case loss reserves. For example, all workers' compensation claim files are reviewed by management when compensation benefits are going to be declined, and all back strain cases are required to be reviewed every two weeks for reserve adequacy.

The Company's automated claims system utilizes an automatic diary process that helps ensure that case loss reserve estimates are reviewed on a regular basis. The claims system requires written documentation each time a case loss reserve is established or modified, and provides management with the information necessary to perform individual reserve reviews and monitor reserve development. In addition, the claims system produces monthly reports that allow management to analyze case loss reserve development in the aggregate, by branch, by line of business, or by claims adjuster.

The goal of the Company's claims department is to establish and maintain loss reserves that are sufficient, but not excessive. Since specific guidelines are utilized for establishing case loss reserves, the Company does not incorporate a provision for uncertainty (either implicitly or explicitly) when setting individual case loss reserve estimates. The Company's actuaries do, however, review the adequacy of the overall case loss reserves on a quarterly basis and, if deemed appropriate, make recommendations for adjustments. Such adjustments to the case loss reserves are accomplished through the implementation of bulk case loss reserves in the applicable line(s) of business, which supplement the individual case loss reserves. For financial reporting purposes, bulk case loss reserves are included in case loss reserves.

As of December 31, 2007, IBNR loss reserves accounted for $80,645,000, or 19.7 percent, of the property and casualty insurance segment's total loss and settlement expense reserves, compared to $77,328,000, or 18.9 percent at December 31, 2006. IBNR loss reserves are, by nature, less precise than case loss reserves. A five percent change in IBNR loss reserves at December 31, 2007 would equate to $2,621,000, net of tax, which represents 6.2 percent of net income and 0.7 percent of stockholders' equity.

The property and casualty insurance segment's formula IBNR loss reserves are established for each line of business by applying factors to the latest twelve months premiums earned. These factors are developed using a methodology that utilizes historical ratios of (1) actual IBNR claims that have emerged after prior year-ends to (2) corresponding prior years' premiums earned that have been adjusted to the current level of rate adequacy. In order to minimize the volatility that naturally exists in the early stages of IBNR claims emergence, IBNR claims are not utilized in this process until 18 months after the end of a respective calendar year. For example, during 2007 the actual IBNR claims reported in the 18 months following year-end 2005 were compared to the adjusted 2005 premiums earned. The 2005 ratios, together with the ratios for several prior years, were then used to develop the 2007 indicated ratios of emerged IBNR to premiums earned for each line of business. Included in the rate adequacy adjustment noted above is consideration of current frequency and severity trends compared to the trends underlying prior years' calculations. The selected trends are based on an analysis of industry and Company loss data.

The methodology used in estimating formula IBNR loss reserves assumes consistency in claims reporting patterns and immaterial changes in loss development patterns. Implicit in this assumption is that future IBNR claims emergence relative to IBNR claims that have emerged following prior year-ends will reflect the change in frequency and severity trends underlying the rate adequacy adjustments. If this projected relationship proves to be inaccurate, future IBNR claims may differ substantially from the estimated IBNR loss reserves. The following table displays the impact that a five percent variance in IBNR emergence from the projected level reflected in the December 31, 2007 IBNR factors would have on the Company's results of operations. This variance in IBNR emergence could occur in one year or over multiple years, depending when the claims were reported. A variance in IBNR emergence would also affect the Company's financial position in that the Company's equity would be impacted by an amount equivalent to the change in net income. A variance of this type would typically be recognized in loss and settlement expense reserves and, accordingly, would not have a material effect on liquidity because the claims have not been paid. A five percent variance in IBNR emergence is considered reasonably likely based on the range of actuarial indications developed during the analysis of the property and casualty insurance segment's carried reserves.

Line of business	After-tax impact on earnings from a five percent variance in IBNR emergence
($ in thousands)	
Personal auto liability	$(77) to $77
Commercial auto liability	(305) to 305
Auto physical damage	(45) to 45
Workers' compensation	(421) to 421
Other liability	(1,501) to 1,501
Property	(108) to 108
Homeowners	(42) to 42
All Other	(43) to 43

Ceded loss reserves are derived by applying the ceded contract terms to the direct loss reserves. For excess-of-loss contracts (excluding the catastrophe contract), this is accomplished by applying the ceded contract terms to the case loss reserves of the ceded claims. For the catastrophe excess-of-loss contract, ceded loss reserves are calculated by applying the contract terms to (1) the aggregate case loss reserves on claims stemming from catastrophes and (2) the estimate of IBNR loss reserves developed for each individual catastrophe. For quota share contracts, ceded loss reserves are calculated as the quota share percentage multiplied by both case and IBNR loss reserves on the direct business.

The methodology used for reserving settlement expenses is based on an analysis of historical ratios of paid expenses to paid losses. Assumptions underlying this methodology include stability in the mix of business, consistent claims processing procedures, immaterial impact of loss cost trends on development patterns, and a consistent philosophy regarding the defense of lawsuits. Based on this actuarial analysis, factors are derived for each line of business, which are applied to loss reserves to generate the settlement expense reserves. The following table displays the impact on the Company's results of operations, for the latest ten accident years, of a one percent variance in the ratio of ultimate settlement expenses to ultimate losses due to departures from any of the above assumptions. This variance in the ultimate settlement expense ratio could occur in one year or over multiple years, depending on the loss and settlement expense payment patterns. A variance in the ultimate settlement expense ratio would also affect the Company's financial position in that the Company's equity would be impacted by an amount equivalent to the change in net income. A variance of this type would typically be recognized in loss and settlement expense reserves and, accordingly, would not have a material effect on liquidity because the expenses have not been paid. A one percent variance in the ratio of ultimate settlement expenses to ultimate losses is considered reasonably likely based on the range of actuarial indications developed during the analysis of the property and casualty insurance segment's carried reserves.

Line of business	After-tax impact on earnings from a one percent variance in the ultimate settlement expense ratio
($ in thousands)	
Personal auto liability	$(57) to $57
Commercial auto liability	(188) to 188
Auto physical damage	(32) to 32
Workers' compensation	(212) to 212
Other liability	(616) to 616
Property	(99) to 99
Homeowners	(72) to 72
All Other	(17) to 17

Following is a summary of the carried loss and settlement expense reserves for the property and casualty insurance segment at December 31, 2007 and 2006.

	December 31, 2007			
Line of business	Case	IBNR	Settlement expense	Total
	($ in thousands)			
Commercial lines:				
Automobile	$ 43,428	$ 9,788	$ 9,772	$ 62,988
Property	13,815	3,556	2,684	20,055
Workers compensation	106,751	16,017	16,509	139,277
Liability	57,456	46,128	48,135	151,719
Bonds	2,293	350	846	3,489
Total commercial lines	223,743	75,839	77,946	377,528
Personal lines:				
Automobile	19,230	2,236	2,556	24,022
Property	4,890	2,570	1,240	8,700
Total personal lines	24,120	4,806	3,796	32,722
Total property and casualty insurance segment	$ 247,863	$ 80,645	$ 81,742	$ 410,250

Line of business	December 31, 2006 Case	IBNR	Settlement expense	Total
	($ in thousands)			
Commercial lines:				
Automobile	$ 42,191	$ 9,456	$ 9,123	$ 60,770
Property	12,937	3,738	2,289	18,964
Workers compensation	111,772	14,784	16,947	143,503
Liability	57,736	42,965	47,032	147,733
Bonds	1,719	1,124	931	3,774
Total commercial lines	226,355	72,067	76,322	374,744
Personal lines:				
Automobile	20,924	2,301	2,820	26,045
Property	4,806	2,960	1,302	9,068
Total personal lines	25,730	5,261	4,122	35,113
Total property and casualty insurance segment	$ 252,085	$ 77,328	$ 80,444	$ 409,857

Internal actuarial evaluations of overall loss reserve levels are performed quarterly for all direct lines of business. There is a certain amount of random variation in loss development patterns, which results in some uncertainty regarding projected ultimate losses, particularly for longer-tail lines such as workers' compensation, other liability and commercial auto liability. Therefore, the reasonability of the actuarial projections is regularly monitored through an examination of loss ratio and claims severity trends implied by these projections. Following is a discussion of the major assumptions underlying the quarterly internal actuarial loss reserve evaluations.

One assumption underlying aggregate reserve estimation methods is that the claims inflation trends implicitly built into the historical loss and settlement expense development patterns will continue into the future. To estimate the sensitivity of the estimated ultimate loss and settlement expense payments to an unexpected change in inflationary trends, the actuarial department derived expected payment patterns separately for each major line of business. These patterns were applied to the December 31, 2007 loss and settlement expense reserves to generate estimated annual incremental loss and settlement expense payments for each subsequent calendar year. Then, for the purpose of sensitivity testing, an explicit annual inflationary variance of one percent was added to the inflationary trend that is implicitly embedded in the estimated payment pattern, and revised incremental loss and settlement expense payments were calculated. This unexpected claims inflation trend could arise from a variety of sources including a change in economic inflation, social inflation and, especially for the workers' compensation line of business, the introduction of new medical technologies and procedures, changes in the utilization of procedures and changes in life expectancy. The estimated cumulative impact that this unexpected one percent variance in the inflationary trend would have on the Company's results of operations over the lifetime of the underlying claims is shown below. A variance in the inflationary trend would also affect the Company's financial position in that the Company's equity would be impacted by an amount equivalent to the change in net income. A variance of this type would typically be recognized in loss and settlement expense reserves and, accordingly, would not have a material effect on liquidity because the claims have not been paid. A one percent variance in the projected inflationary trend is considered reasonably likely based on the range of actuarial indications developed during the analysis of the property and casualty insurance segment's carried reserves.

Line of business	After-tax impact on earnings from a one percent variance in the projected inflationary trend
($ in thousands)	
Personal auto liability	$(178) to $171
Commercial auto liability	(869) to 826
Auto physical damage	(21) to 20
Workers' compensation	(4,974) to 4,310
Other liability	(4,192) to 3,789
Property	(124) to 122
Homeowners	(43) to 42

A second assumption is that historical loss payment patterns have not changed. In other words, the percentage of ultimate losses that are not yet paid at any given stage of accident year development is consistent over time. The following table displays the impact on the Company's results of operations, for the latest ten accident years, of a five percent variance in unpaid losses to date from the percentages anticipated in the paid loss projection factors. That is, future loss payments under this scenario would be expected to differ from the original actuarial loss reserve estimates by these amounts. This variance in future loss payments could occur in one year or over multiple years. A variance in future loss payments would also affect the Company's financial position in that the Company's equity would be impacted by an amount equivalent to the change in net income. A variance of this type would typically be recognized in loss and settlement expense reserves and, accordingly, would not have a material effect on liquidity because the claims have not been paid. A five percent variance in projected future loss payments is considered reasonably likely based on the range of actuarial indications developed during the analysis of the property and casualty insurance segment's carried reserves.

Line of business	After-tax impact on earnings from a five percent variance in future loss payments
($ in thousands)	
Personal auto liability	$(679) to $612
Commercial auto liability	(1,717) to 1,552
Auto physical damage	(73) to 66
Workers' compensation	(3,474) to 3,143
Other liability	(3,225) to 2,918
Property	(533) to 481
Homeowners	(169) to 151
All Other	(57) to 52

A third assumption is that individual case loss reserve adequacy is consistent over time. The following table displays the impact on the Company's results of operations, for the latest ten accident years, of a five percent variance in individual case loss reserve adequacy from the level anticipated in the incurred loss projection factors. In other words, future loss payments under this scenario would be expected to vary from actuarial reserve estimates by these amounts. This variance in expected loss payments could occur in one year or over multiple years. A change in individual case loss reserve adequacy would also affect the Company's financial position in that the Company's equity would be impacted by an amount equivalent to the change in net income. A variance of this type would typically be recognized in loss and settlement expense reserves and, accordingly, would not have a material effect on liquidity because the claims have not been paid. A five percent variance in individual case loss reserve adequacy is considered reasonably likely based on the range of actuarial indications developed during the analysis of the property and casualty insurance segment's carried reserves.

Line of business	After-tax impact on earnings from a five percent variance in individual case reserve adequacy
($ in thousands)	
Personal auto liability	$(625) to $567
Commercial auto liability	(1,536) to 1,391
Auto physical damage	(65) to 60
Workers' compensation	(2,971) to 2,688
Other liability	(2,666) to 2,412
Property	(484) to 436
Homeowners	(140) to 127
All Other	(77) to 70

A fourth assumption is that IBNR emergence as a percentage of reported losses is historically consistent and will continue at the historical level. The following table displays the estimated impact on the Company's results of operations, for the latest ten accident years, of a five percent variance in IBNR losses from the level anticipated in the loss projection factors. Under this scenario, future loss payments would be expected to vary from actuarial reserve estimates by these amounts. This variance in IBNR emergence could occur in one year or over multiple years. A variance in IBNR emergence would also affect the Company's financial position in that the Company's equity would be impacted by an amount equivalent to the change in net income. A variance of this type would typically be recognized in loss and settlement expense reserves and, accordingly, would not have a material effect on liquidity because the claims have not been paid. A five percent variance in IBNR emergence is considered reasonably likely based on the range of actuarial indications developed during the analysis of the property and casualty insurance segment's carried reserves.

Line of business	After-tax impact on earnings from a five percent variance in IBNR emergence
($ in thousands)	
Personal auto liability	$(13) to $13
Commercial auto liability	(311) to 311
Auto physical damage	(23) to 23
Workers' compensation	(484) to 484
Other liability	(1,542) to 1,542
Property	(46) to 46
Homeowners	(17) to 17

Beginning in 2004, an actuarial evaluation of case loss reserve adequacy is performed each quarter. Beginning in 2007, if that analysis indicates that the aggregate reserves of the individual claim files established by the claims department combined with the carried bulk case loss reserve (if any) are above or below management's best estimate of the Company's overall liability, an adjustment is made in the bulk case loss reserve to bring the total of the case and bulk loss reserves to management's best estimate of the Company's overall liability.

One of the variables impacting the estimation of IBNR loss reserves is the assumption that the vast majority of future construction defect losses will continue to occur in those states in which most construction defect claims have historically arisen. Since the vast majority of these losses have been confined to a relatively small number of states, which is consistent with industry experience, there is no provision in the IBNR loss reserve for a significant spread of construction defect claims to other states. It is also assumed that various underwriting initiatives implemented in recent years will gradually mitigate the amount of construction defect losses experienced. These initiatives include exclusionary endorsements, increased care regarding additional insured endorsements, a general reduction in the amount of contractor business written relative to the total commercial lines book of business, and underwriting restrictions on the writing of residential contractors. The estimation of the Company's IBNR loss reserves also does not contemplate substantial losses from potential mass torts such as Methyl Tertiary Butyl Ether (a gasoline additive that reduces emissions, but causes pollution), tobacco, silicosis, cell phones and lead. Further, consistent with general industry practice, the IBNR loss reserve for all liability lines does not provide for any significant retroactive expansion of coverage through judicial interpretation. If these assumptions prove to be incorrect, ultimate paid amounts on emerged IBNR claims may differ substantially from the carried IBNR loss reserves.

As previously noted, the estimation of settlement expense reserves assumes a consistent claims department philosophy regarding the defense of lawsuits. If the pool participants should in the future take a more aggressive defense posture, defense costs would increase and it is likely that the Company's carried settlement expense reserves would be deficient. However, such a change in philosophy could be expected to reduce losses, generating some offsetting redundancy in the loss reserves.

The property and casualty insurance subsidiaries have exposure to environmental and asbestos claims arising primarily from the other liability line of business. This exposure is closely monitored by management, and the IBNR loss reserves have been established to cover estimated ultimate losses. Currently, asbestos reserves are based on the results of an independent consultant's ground-up study of the pool participants asbestos exposures that was completed in 2006. Environmental reserves are established in consideration of the implied three-year survival ratio (ratio of loss reserves to the three-year average of loss payments). Estimation of ultimate liabilities for these exposures is unusually difficult due to unresolved issues such as whether coverage exists, the definition of an occurrence, the determination of ultimate damages and the allocation of such damages to financially responsible parties. Therefore, any estimation of these liabilities is subject to greater than normal variation and uncertainty, and ultimate payments for losses and settlement expenses for these exposures may differ significantly from the carried reserves.

Reinsurance Segment

The reinsurance book of business is comprised of two major components. The first is the Home Office Reinsurance Assumed Department ("HORAD"), which is the reinsurance business that is underwritten by Employers Mutual. The second is the MRB pool, which is a voluntary reinsurance pool in which Employers Mutual participates with other unaffiliated insurers.

The primary actuarial methods used to project ultimate policy year losses on the assumed reinsurance business are paid development, incurred development and Bornhuetter-Ferguson, a recognized actuarial methodology. The assumptions underlying the various projection methods include stability in the mix of business, consistent claims processing procedures, immaterial impact of loss cost trends on development patterns, consistent case loss reserving practices and appropriate Bornhuetter-Ferguson expected loss ratio selections.

For the HORAD component, Employers Mutual records the case and IBNR loss reserves reported by the ceding companies. Since many ceding companies in the HORAD book of business do not report IBNR loss reserves, Employers Mutual establishes a bulk IBNR loss reserve, which is based on an actuarial reserve analysis, to cover the lag in reporting. For MRB, Employers Mutual records the case and IBNR loss reserves reported to it by the management of the pool, along with a relatively small IBNR loss reserve to cover a one month reporting lag. To verify the adequacy of the reported reserves, an actuarial evaluation of MRB's reserves is performed at each year-end.

At December 31, 2007, the carried reserves for HORAD and MRB combined were in the upper quartile of the range of actuarial reserve indications. This selection reflects the fact that there are inherent uncertainties involved in establishing reserves for assumed reinsurance business. Such uncertainties include the fact that a reinsurance company generally has less knowledge than the ceding company about the underlying book of business and the ceding company's reserving practices. Because of these uncertainties, there is a risk that the reinsurance segment's reserves for losses and settlement expenses could prove to be inadequate, with a consequent adverse impact on the Company's future earnings and stockholders' equity.

At December 31, 2007, there was no backlog in the processing of assumed reinsurance information. Approximately $80,792,000, or 57 percent, of the reinsurance segment's statutory carried reserves were reported by the ceding companies. Employers Mutual receives loss reserve and paid loss data from the ceding companies on individual excess-of-loss business. If a claim involves a single or small group of claimants, a summary of the loss and claim outlook is normally provided. Summarized data is provided for catastrophe claims and pro rata business, which is subject to closer review if inconsistencies are suspected.

Carried reserves established in addition to those reported by the ceding companies totaled approximately $60,006,000 on a statutory basis at December 31, 2007. Since many ceding companies in the HORAD book of business do not report IBNR loss reserves, Employers Mutual establishes a bulk IBNR loss reserve to cover the lag in reporting. For the few ceding companies that do report IBNR loss reserves, Employers Mutual carries them as reported. These reported IBNR loss reserves are subtracted from the total IBNR loss reserve calculated by Employers Mutual's actuaries, with the difference carried as bulk IBNR loss reserves. Except for a small IBNR loss reserve established to cover a one-month lag in reporting, the MRB IBNR loss reserve is established by the management of MRB. Employers Mutual rarely records additional case loss reserves.

Assumed reinsurance losses tend to be reported later than direct losses. This lag is reflected in loss projection factors for assumed reinsurance that tend to be higher than for direct business. The result is that assumed reinsurance IBNR loss reserves as a percentage of total reserves tend to be higher than for direct loss reserves. IBNR loss reserves totaled $82,501,000 and $79,310,000 at December 31, 2007 and 2006, respectively, and accounted for approximately 58 percent and 57 percent, respectively, of the reinsurance segment's total loss and settlement expense reserves. IBNR loss reserves are, by nature, less precise than case loss reserves. A five percent change in IBNR loss reserves at December 31, 2007 would equate to $2,681,000 net of tax, which represents 6.3 percent of net income and 0.7 percent of stockholders' equity.

Following is a summary of the carried loss and settlement expense reserves for the reinsurance segment at December 31, 2007 and 2006.

	December 31, 2007			
Line of business	Case	IBNR	Settlement expense	Total
	($ in thousands)			
Pro rata reinsurance:				
Property and casualty	$ 4,106	$ 2,861	$ 232	$ 7,199
Property	9,822	14,556	390	24,768
Crop	1,306	13	37	1,356
Casualty	673	4,855	55	5,583
Marine/Aviation	5,975	2,531	59	8,565
Total pro rata reinsurance	21,882	24,816	773	47,471
Excess-of-loss reinsurance:				
Property	11,967	8,537	627	21,131
Casualty	20,876	48,821	1,663	71,360
Surety	1,050	327	13	1,390
Total excess-of-loss reinsurance	33,893	57,685	2,303	93,881
Total reinsurance segment	$ 55,775	$ 82,501	$ 3,076	$ 141,352

	December 31, 2006			
Line of business	Case	IBNR	Settlement expense	Total
	($ in thousands)			
Pro rata reinsurance:				
Property and casualty	$ 3,251	$ 1,926	$ 253	$ 5,430
Property	9,847	13,118	181	23,146
Crop	2,916	15	54	2,985
Casualty	1,016	4,385	45	5,446
Marine/Aviation	7,228	6,151	82	13,461
Total pro rata reinsurance	24,258	25,595	615	50,468
Excess-of-loss reinsurance:				
Property	11,979	16,078	641	28,698
Casualty	19,483	37,144	1,294	57,921
Surety	1,094	493	17	1,604
Total excess-of-loss reinsurance	32,556	53,715	1,952	88,223
Total reinsurance segment	$ 56,814	$ 79,310	$ 2,567	$ 138,691

Among the assumptions implicit in methodologies utilized to establish reserves for the reinsurance segment are stability in the mix of business, consistent claims processing procedures, immaterial impact of loss cost trends on development patterns, consistent case loss reserving practices and appropriate Bornhuetter-Ferguson expected loss ratio selections. The tables below display the impact on the Company's results of operations from (1) a five percent variance in case loss reserve adequacy from the level anticipated in the incurred loss projection factors, (2) a one percent variance in the implicit annual claims inflation rate, (3) a five percent variance in IBNR losses as a percentage of reported incurred losses (due, for example, to changes in mix of business or claims processing procedures) and (4) a five percent variance in the expected loss ratios used with the Bornhuetter-Ferguson method. In other words, under each scenario, future loss and settlement expense payments would be expected to vary from actuarial reserve estimates by the amounts shown below. These variances in future loss and settlement expense payments could occur in one year or over multiple years. Variances in future loss and settlement payments would also affect the Company's financial position in that the Company's equity would be impacted by an amount equivalent to the change in net income. Variances of this type would typically be recognized in loss and settlement expense reserves and, accordingly, would not have a material effect on liquidity because the claims have not been paid. Such variances are considered reasonably likely based on the range of actuarial indications developed during the analysis of the reinsurance segment's carried reserves.

The after-tax impact on the Company's earnings under each scenario is as follows:

	Reinsurance segment	
	MRB	HORAD
	($ in thousands)	
(1) Five percent variance in case loss reserve adequacy from the level anticipated in the incurred loss projection factors	$(1,290) to $1,167	$ (2,372) to $2,146
(2) One percent variance in the implicit annual claims inflation rate	(1,074) to 950	(2,099) to 1,935
(3) Five percent variance in IBNR losses from the level anticipated in the loss projection factors	(855) to 855	(1,814) to 1,814
(4) Five percent variance in the expected loss ratios used with the Bornhuetter-Ferguson method	(842) to 842	(2,139) to 2,139

To ensure the accuracy and completeness of the information received from the ceding companies, Employers Mutual's actuarial department carefully reviews the latest five HORAD policy years on a quarterly basis, and all policy years on an annual basis. Any significant unexplained departures from historical reporting patterns are brought to the attention of the reinsurance department's staff, who contacts the ceding company or broker for clarification.

Employers Mutual's actuarial department annually reviews the MRB reserves for reasonableness. These analyses use a variety of actuarial techniques, which are applied at a line-of-business level. MRB staff supplies the reserve analysis data, which is verified for accuracy by Employers Mutual's actuaries. This review process is replicated by certain other MRB member companies, using actuarial techniques they deem appropriate. Based on these reviews, Employers Mutual and the other MRB member companies have consistently found the MRB reserves to be appropriate.

For the HORAD book of business, paid and incurred loss development patterns for relatively short-tail lines of business (property and marine) are based on data reported by the ceding companies. Employers Mutual has determined that there is sufficient volume and stability in the reported losses to base projections of ultimate losses on these patterns. For longer tail lines of business (casualty), industry incurred development patterns are referenced due to the instability of development patterns based on reported historical losses.

For long-tail lines of business, unreliable estimates of unreported losses can result from the application of loss projection factors to reported losses. To some extent, this is also true for short-tail lines of business in the early stages of a policy year's development. Therefore, in addition to loss-based projections, Employers Mutual generates estimates of unreported losses based on premiums earned. The latter estimates are sometimes more stable and reliable than projections based on losses.

Disputes with ceding companies do not occur often. Employers Mutual performs claims audits and encourages prompt reporting of reinsurance claims. Employers Mutual also reviews claim reports for accuracy, completeness and adequate reserving. Most reinsurance contracts contain arbitration clauses to resolve disputes, but such disputes are generally resolved without arbitration due to the long-term and ongoing relationships that exist with those companies. There were no matters in dispute at December 31, 2007.

Toxic tort (primarily asbestos), environmental and other uncertain exposures (property and casualty insurance segment and reinsurance segment)

Toxic tort claims include those claims where the claimant seeks compensation for harm allegedly caused by exposure to a toxic substance or a substance that increases the risk of contracting a serious disease, such as cancer. Typically the injury is caused by latent effects of direct or indirect exposure to a substance or combination of substances through absorption, contact, ingestion, inhalation, implantation or injection. Examples of toxic tort claims include injuries arising out of exposure to asbestos, silica, mold, drugs, carbon monoxide, chemicals and lead.

Since 1989, the pool participants have included an asbestos exclusion in liability policies issued for most lines of business. The exclusion prohibits liability coverage for "bodily injury", "personal injury" or "property damage" (including any associated clean-up obligations) arising out of the installation, existence, removal or disposal of asbestos or any substance containing asbestos fibers. Therefore, the pool participant's current asbestos exposures are primarily limited to commercial policies issued prior to 1989. At present, the pool participants are defending approximately 600 asbestos bodily injury lawsuits, some of which involve multiple plaintiffs. Four former policyholders and one current policyholder dominate the pool participant's asbestos claims. Most of the defenses are subject to express reservation of rights based upon the lack of an injury within the applicable policy periods, because many asbestos lawsuits do not specifically allege dates of asbestos exposure or dates of injury. The pool participant's policyholders that have been named as defendants in these asbestos lawsuits are peripheral defendants who have had little or no exposure and are routinely dismissed from asbestos litigation with nominal or no payment (i.e., small contractors, insulators, electrical welding suppliers, furnace manufacturers, gasket and building supply companies).

During 2003, the pool participants were presented with several hundred plaintiff lawsuits filed against three former policyholders representing approximately 66,500 claimants related to exposure to asbestos or products containing asbestos. The vast majority of the 66,500 claims are the result of multi-plaintiff lawsuits. These claims are based upon nonspecific asbestos exposure and nonspecific injuries. As a result, management did not establish a significant amount of case loss reserves associated with these claims. During 2006 and 2007, several of the multi-plaintiff lawsuits (including the vast majority of those associated with one former policyholder) were dismissed. As of December 31, 2007, approximately 5,000 of the claims remain open. During 2006, the pool participants received notice that another former insured was a named defendant in approximately 33,000 claims nationwide. As of December 31, 2007, approximately 27,000 of these claims remain open.

To date, actual losses paid have been minimal due to the plaintiffs' failure to identify an exposure to any asbestos-containing product associated with the pool participant's policyholders. Defense costs, on the other hand, are more significant due to the large number of parties involved in the litigation and the length of time required to obtain a favorable judgment. Whenever possible, the pool participants have participated in cost sharing agreements with other insurance companies to reduce overall asbestos claim expenses.

While the projected expense of handling these lawsuits is higher than what the pool participants have averaged in the past, it is not proportional to the number of plaintiffs, and is mitigated to some extent through cost sharing agreements with other insurance companies. The Company believes its settlement expense reserve adequately provides for these projected expenses.

The pool participants are defending approximately 66 claims as a result of lawsuits alleging "silica" exposure in Texas and Mississippi jurisdictions, some of which involve multiple plaintiffs. The plaintiffs allege employment exposure to "airborne respirable silica dust," causing "serious and permanent lung injuries" (i.e., silicosis). Silicosis injuries are identified in the upper lobes of the lungs, while asbestos injuries are localized in the lower lobes.

The plaintiffs in the silicosis lawsuits are sandblasters, gravel and concrete workers, ceramic workers and road construction workers. All of these lawsuits are subject to express reservation of rights based upon the lack of an injury within the applicable policy periods because many silica lawsuits, like asbestos lawsuits, do not specifically allege dates of exposure or dates of injury. The pool participant's policyholders (a refractory product manufacturer, small local concrete and gravel companies and a concrete cutting machine manufacturer) that have been named as defendants in these silica lawsuits have had little or no exposure and are routinely dismissed from silica litigation with nominal or no payment. While the expense of handling these lawsuits is high, it is not proportional to the number of plaintiffs, and is mitigated to some extent through cost sharing agreements with other insurance companies.

Since 2004, the pool participants have included a "pneumoconiosis dust" exclusion to their commercial lines liability policies in the majority of jurisdictions where such action was warranted. This exclusion precludes liability coverage due to "mixed dust" pneumoconiosis, pleural plaques, pleural effusion, mesothelioma, lung cancer, emphysema, bronchitis, tuberculosis or pleural thickening, or other pneumoconiosis-related ailments such as arthritis, cancer (other than lung), lupus, heart, kidney or gallbladder disease. "Mixed dust" includes dusts composed of asbestos, silica, fiberglass, coal, cement, or various other elements. It is anticipated that this mixed dust exclusion will further limit the pool participant's exposure in silica claims, and may be broad enough to limit exposure in other dust claims.

The Company's environmental claims are defined as 1) claims for bodily injury, personal injury, property damage, loss of use of property, diminution of property value, etc., allegedly due to contamination of air, and/or contamination of surface soil or surface water, and/or contamination of ground water, aquifers, wells, etc.; or 2) any/all claims for remediation or clean up of hazardous waste sites by the United States Environmental Protection Agency, or similar state and local environmental or government agencies, usually presented in conjunction with Federal or local clean up statutes (i.e., CERCLA, RCRA, etc.).

Examples include, but are not limited to: chemical waste; hazardous waste treatment, storage and/or disposal facilities; industrial waste disposal facilities; landfills; superfund sites; toxic waste spills; and underground storage tanks. Widespread use of pollution exclusions since 1970 in virtually all lines of business, except personal lines, has resulted in limited exposure to environmental claims. Absolute pollution exclusions have been used since the 1980's; however, the courts in the State of Indiana have ruled that the absolute pollution exclusion is ambiguous.

The Company's exposure to environmental claims is comprised of losses with accident years preceding the 1980s, current losses involving petroleum haulers, lead contamination claims, and soil and groundwater contamination claims in the State of Indiana. The pre-1980's exposures include municipality exposures for closed landfills, small commercial businesses involved with disposing waste at landfills, leaking underground storage tanks and contamination from dry cleaning operations. Claims from petroleum haulers are generally caused by overturned commercial vehicles and overfills at commercial and residential properties.

In 2004, the pool participants were presented with eight contamination claims filed against four of their petroleum marketers in Iowa and Indiana. Claims filed in Indiana were dismissed during 2007. These claims arose out of alleged contamination of municipal public water systems by the gasoline additive Methyl Tertiary Butyl Ether ("MTBE"). All MTBE lawsuits initiated in a number of states, including the states of Iowa and Indiana, were moved to their respective Federal courts and were then transferred to the United States District Court for the Southern District of New York, where they were consolidated. The pool participants are defending these claims under commercial auto policies which afford broadened pollution liability coverage for overfills. These claims are subject to express reservations of rights based upon the lack of property damage within the policy periods, because these lawsuits do not specifically allege dates of property damage or contamination, or any contamination that resulted from an overfill.

The Company's exposure to asbestos and environmental claims through assumed reinsurance is very limited due to the fact that the Company's reinsurance subsidiary entered into the reinsurance marketplace in the early 1980's, after much attention had already been brought to these issues.

At December 31, 2007, the Company carried asbestos and environmental reserves for direct insurance and assumed reinsurance business totaling $7,161,000, which represents 1.3 percent of total loss and settlement expense reserves. The asbestos and environmental reserves include $1,739,000 of case loss reserves, $4,031,000 of IBNR loss reserves and $1,391,000 of bulk settlement expense reserves. Ceded reinsurance on these reserves is negligible.

The Company's non-asbestos direct product liability claims are considered to be highly uncertain exposures due to the many uncertainties inherent in determining the loss, and the significant periods of time that can elapse between the occurrence of the loss and the ultimate settlement of the claim. The majority of the pool participant's product liability claims arise from small to medium-sized manufacturers, contractors, petroleum distributors, and mobile home and auto dealerships. No specific claim trends are evident from the pool participant's manufacturer policies, as the claims activity on these policies is generally isolated and can be severe. Specific product liability coverage is provided to the pool participant's mobile home and auto dealership policyholders, and the claims from these policies tend to be relatively small. Certain construction defect claims are also reported under product liability coverage. During 2007, 39 of these claims were reported to the pool participants.

The Company has exposure to construction defect claims arising from general liability policies issued by the pool participants to contractors. Most of the pool participant's construction defect claims are concentrated in a limited number of states, and the pool participants have taken steps to mitigate this exposure. Construction defect is a highly uncertain exposure due to such issues as whether coverage exists, definition of an occurrence, determination of ultimate damages, and allocation of such damages to financially responsible parties. Newly reported construction defect claims numbered 345, 410, and 394 in 2007, 2006, and 2005, respectively, and produced incurred losses and paid settlement expenses of approximately $2,755,000, $3,315,000, and $3,515,000 in each respective period. Incurred losses and paid settlement expenses on all construction defect claims totaled approximately $4,553,000 in 2007. At December 31, 2007, the Company carried case loss reserves of approximately $5,338,000 on 557 open construction defect claims.

The Company's assumed casualty excess reinsurance business is also considered a highly uncertain exposure due to the significant periods of time that can elapse during the settlement of the underlying claims, and the fact that a reinsurance company generally has less knowledge than the ceding company about the underlying book of business and the ceding company's reserving practices. Employers Mutual attempts to account for this uncertainty by establishing bulk IBNR loss reserves, using conservative assumed treaty limits and, to a much lesser extent, booking of individual treaty IBNR loss reserves (if reported by the ceding company) or establishing additional case loss reserves if the reported case loss reserves appear inadequate on an individual claim. While Employers Mutual is predominantly a property reinsurer, it does write casualty excess business oriented mainly towards shorter tail casualty lines of coverage. Employers Mutual avoids reinsuring large company working layer casualty risks, and does not write risks with heavy product liability exposures, risks with obvious latent injury manifestation, medical malpractice, and "for profit" Directors and Officers coverage. A small amount of casualty excess business on large companies is written, but generally on a "clash" basis only (layers above the limits written for any individual policyholder).

Following is a summary of loss and settlement expense reserves and payments associated with asbestos, environmental, products liability and casualty excess reinsurance exposures for 2007, 2006 and 2005:

($ in thousands)	Property and casualty insurance segment			Reinsurance segment		
	Case	IBNR	Settlement expense	Case	IBNR	Settlement expense
Reserves at 12/31/07						
Asbestos	$ 1,527	$ 2,015	$ 1,126	$ 149	$ 449	$ -
Environmental	147	939	321	100	627	-
Products[1]	6,633	4,749	7,347	-	-	-
Casualty excess[2]	-	-	-	20,657	48,819	1,673
Reserves at 12/31/06						
Asbestos	$ 1,120	$ 2,073	$ 1,367	$ 123	$ 500	$ -
Environmental	30	969	370	95	643	-
Products[1]	6,236	5,004	7,784	-	-	-
Casualty excess[2]	-	-	-	19,418	37,144	1,301
Reserves at 12/31/05						
Asbestos	$ 1,508	$ 1,408	$ 1,162	$ 127	$ 474	$ -
Environmental	117	974	387	67	671	-
Products[1]	6,381	4,594	9,556	-	-	-
Casualty excess[2]	-	-	-	19,076	36,901	1,899
Paid during 2007						
Asbestos	$ 63		$ 340	$ 24		$ -
Environmental	-		50	3		8
Products[1]	1,054		1,312	-		-
Casualty excess[2]	-		-	6,403		856
Paid during 2006						
Asbestos	$ 99		$ 326	$ 18		$ 1
Environmental	57		21	1		-
Products[1]	1,820		1,698	-		-
Casualty excess[2]	-		-	5,034		830
Paid during 2005						
Asbestos	$ 159		$ 305	$ 66		$ -
Environmental	-		6	23		-
Products[1]	3,016		2,913	-		-
Casualty excess[2]	-		-	6,283		770

[1] Products includes the portion of asbestos and environmental claims reported that are non-premises/operations claims.
[2] Casualty excess includes the asbestos and environmental claims reported above.

Following is a summary of the claim activity associated with asbestos, environmental and products liability exposures for 2007, 2006 and 2005:

	Asbestos	Environmental	Products
Open claims, 12/31/07	34,474	9	1,069
Reported in 2007	157	3	207
Disposed of in 2007	23,252	4	288
Open claims, 12/31/06	57,569	10	1,150
Reported in 2006	33,145	1	189
Disposed of in 2006	34,176	2	313
Open claims, 12/31/05	58,600	11	1,274
Reported in 2005	925	10	494
Disposed of in 2005	579	5	941

Variability of loss and settlement expense reserves

The Company does not determine a range of estimates for all components of the loss and settlement expense reserve at the time those reserves are established. At each year-end, however, an actuarially determined range of estimates is developed for the major components of the loss and settlement expense reserve. All reserves are reviewed, except for the involuntary workers' compensation pools, for which reliance is placed on a reserve opinion received from the National Council on Compensation Insurance certifying the reasonableness of those reserves. Shown below are the actuarially determined ranges of reserve estimates as of December 31, 2007 along with the statutory-basis carried reserves, which are displayed net of ceded reinsurance. The GAAP-basis loss and settlement expense reserves contained in the Company's financial statements are reported gross of ceded reinsurance and contain a small number of adjustments from the statutory-basis amounts presented here. The last two columns display the estimated after-tax impact on earnings if the reserves were moved to the high end-point or low end-point of the ranges.

	Range of reserve estimates			After-tax impact on earnings	
($ in thousands)	High	Low	Carried	Reserves at high	Reserves at low
Property and casualty insurance segment	$ 386,105	$ 337,364	$ 380,360	$ (3,734)	$ 27,948
Reinsurance segment	142,691	119,647	140,799	(1,230)	13,749
	$ 528,796	$ 457,011	$ 521,159	$ (4,964)	$ 41,697

For the property and casualty insurance segment, total carried reserves for direct business equal the individual case loss reserves established primarily by the claims adjusters in the sixteen branch offices, with assistance of the home office claims department, plus bulk case loss reserves, IBNR loss reserves and settlement expense reserves established by home office management. The precise location of total carried reserves within the actuarial range is unknown at the time reserves are established because the final actuarial evaluation of reserve adequacy is conducted after the establishment of the reserves.

As previously noted, assumed reinsurance business carries a high risk of volatility and uncertainty which, in management's opinion, warrants a high degree of conservatism. Therefore, management's objective is to carry reinsurance segment reserves in the upper quarter of the range of actuarial reserve estimates.

Changes in loss and settlement expense reserve estimates of prior periods

Loss and settlement expense reserves are estimates at a given time of what an insurer expects to pay on incurred losses, based on facts and circumstances then known. During the loss settlement period, which may be many years, additional facts regarding individual claims become known, and accordingly, it often becomes necessary to refine and adjust the estimates of liability. Such changes in the reserves for losses and settlement expenses are reflected in operating results in the year such changes are recorded.

Investments

The Company uses independent pricing sources to obtain the estimated fair values of securities. The fair value is based o quoted market prices, where available. In cases where quoted market prices are not available for fixed maturity securities, fair value is based on a variety of valuation techniques depending on the type of security. Many fixed maturity securities do not trade on a daily basis, so available information such as benchmark curves, benchmarking of like securities, reported trades, broker/dealer quotes, issuer spreads, bids, offers, and matrix pricing are utilized in the valuation process. For each type of security, information is gathered from market sources that integrate relevant credit information, perceived market movements and sector news into the pricing process. In addition, models are utilized to develop prepayment and interest rate scenarios. The Company owns one privately-placed equity security for which a quoted market price in not available. The fair value of this equity security is estimated by an independent service using factors such as recent financial information and a third party valuation. The fair values obtained from pricing sources are reviewed for reasonableness and any discrepancies are investigated for final valuation.

The Company regularly monitors its investments that have a carrying value greater than fair value for indications of "other-than-temporary" impairment. Several factors are used to determine whether the carrying value of an individual security has been "other-than-temporarily" impaired. Such factors include, but are not limited to, the security's value and performance in the context of the overall markets, length of time and extent the security's fair value has been below carrying value, key corporate events, collateralization of fixed maturity securities, and the Company's ability and intent to hold securities in an unrealized loss position until recovery or maturity. When a security is deemed "other-than-temporarily" impaired, the carrying value is reduced to fair value and a realized loss is recognized and charged to income.

Deferred policy acquisition costs and related amortization

Acquisition costs consisting of commissions, premiums taxes and other underwriting expenses that vary with, and are directly related to, the production of business are deferred and amortized to expense as premium revenue is recognized. This adjustment is necessary because statutory accounting principles require that expenses incurred in the production of insurance business be expensed immediately, while premium revenue is recognized ratably over the terms of the underlying insurance policies.

Deferred policy acquisition costs and related amortization are calculated separately for the property and casualty insurance segment and the reinsurance segment. The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to the estimated realizable value, which gives effect to the premium to be earned, related investment income, losses and settlement expenses and certain other costs expected to be incurred as the premium is earned. Deferred policy acquisition costs were not subject to limitation at December 31, 2007, and management does not anticipate future limitations to be likely due to the current adequacy of premium rates in both the insurance and reinsurance marketplaces.

Deferred income taxes

The realization of the deferred income tax asset is based upon projections indicating that a sufficient amount of future taxable income will be earned to utilize the tax deductions that will reverse in the future. These projections are based on the Company's history of producing significant amounts of taxable income, the current premium rate environment for both the property and casualty insurance segment and the reinsurance segment, and loss and expense control initiatives that have been implemented in recent years. In addition, management has formulated tax-planning strategies that could be implemented to generate taxable income if needed. Should the projected taxable income and tax planning strategies not provide sufficient taxable income to recover the deferred tax asset, a valuation allowance would be required.

Benefit Plans

Employers Mutual sponsors two pension plans, including a defined benefit retirement plan (pension) and a supplemental retirement plan, and two postretirement benefit plans that provide retiree healthcare and life insurance coverage. Although the Company has no employees of its own, it is responsible for its share of the expenses and related prepaid assets and liabilities of these plans, as determined under the terms of the pooling agreement and the cost allocation methodologies applicable to its subsidiaries that do not participate in the pooling agreement.

The net periodic pension and postretirement benefit costs, as well as the prepaid assets and liabilities of these plans, are determined by actuarial valuations. Inherent in these valuations are key assumptions regarding the discount rate, the expected long-term rate of return on plan assets, the rate of future compensation increases (pension plans only), and the health care cost trend rate (healthcare postretirement plan only). The assumptions used in the actuarial valuations are updated annually. Material changes in the net periodic pension and postretirement benefit costs may occur in the future due to changes in these assumptions or changes in other factors, such as the number of plan participants, the level of benefits provided, asset levels and applicable legislation or regulations.

The discount rate utilized in the valuations is based on an analysis of the total rate of return that could be generated by a hypothetical portfolio of high-quality bonds created to generate cash flows that match the plans' expected benefit payments. No callable bonds are used in this analysis and the discount rate produced by this analysis is compared to interest rates of applicable published indices for reasonableness. The discount rates used in the pension benefit valuations at December 31, 2007, 2006 and 2005 were 6.00 percent, 5.75 percent and 5.75 percent, respectively. The discount rates used in the postretirement benefit valuations at December 31, 2007, 2006 and 2005 were 6.25 percent, 5.75 percent and 5.75 percent, respectively. A 0.25 percentage point decrease in the discount rates used in the 2007 valuations would increase the Company's net periodic pension and postretirement benefit costs for 2008 by approximately $14,000. Conversely, a 0.25 percentage point increase in the 2007 discount rates would decrease the Company's net periodic pension and postretirement benefit costs for 2008 by approximately $13,000.

The expected long-term rate of return on plan assets is developed considering actual historical results, current and expected market conditions, the mix of plan assets and investment strategy. The expected long-term rate of return on plan assets produced by this analysis and used in the pension valuations at December 31, 2007, 2006 and 2005 was 7.50 percent. The expected long-term rate of return on plan assets used in the postretirement benefit valuations was 6.00 percent at December 31, 2007 and 2006, and 5.00 percent at December 31, 2005. The actual rate of return earned on plan assets during 2007 was approximately 14.1 percent for the pension plan and 8.5 percent for the postretirement benefit plans. The expected long-term rate of return assumption is subject to the general movement of the economy, but is generally less volatile than the discount rate assumption. A decrease in the expected long-term rate of return assumption increases future expenses, whereas an increase in the assumption reduces future expenses. A 0.25 percentage point change in the 2007 expected long-term rate of return assumption would change the Company's net periodic pension and postretirement benefit costs for 2008 by $167,000. For detailed information regarding the current allocation of assets within the pension and postretirement benefit plans, see note 11 of Notes to Consolidated Financial Statements.

The health care cost trend rate assumption represents the anticipated change in the cost of health care benefits due to factors outside of the plan. These factors include health care inflation, changes in health care utilization and delivery patterns, technological advances, and the status of the health of the plan participants. The health care cost trend rate assumption is based on published information and general economic conditions. The health care cost trend rate assumption for 2007 was 10 percent, and is assumed to decrease gradually to 5 percent in 2012 and remain at that level thereafter.

In accordance with GAAP, actuarial gains/losses contained in the valuations that result from (1) actual experience that differs from that assumed, or (2) a change in actuarial assumptions, is accumulated and, if in excess of a specified corridor, amortized to expense over future periods. As of December 31, 2007, both the supplemental retirement plan and the postretirement benefit plans had accumulated actuarial losses resulting from both experience and assumption changes, while the pension plan had an accumulated actuarial gain. However, only the accumulated actuarial loss of the supplemental retirement plan was in excess of the corridor and thus will be amortized to expense in 2008. The Company's share of the accumulated actuarial losses associated with the supplemental retirement plan that will be amortized to expense during 2008 amounted to $59,000.

In accordance with SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," the funded status of defined benefit retirement or other postretirement plans is recognized as a net asset or liability on the balance sheet. Future changes in the funded status of the plans will be recognized through other comprehensive income. The requirement in SFAS No. 158 to measure plan assets and obligations as of the end of the Company's fiscal year is effective in 2008.

RESULTS OF OPERATIONS

Segment information and consolidated net income for the three years ended December 31, 2007 are as follows:

	Year ended December 31,		
($ in thousands)	2007	2006	2005
Property and casualty insurance			
Premiums earned	$ 320,836	$ 318,416	$ 321,165
Losses and settlement expenses	199,494	178,305	197,900
Acquisition and other expenses	119,152	117,710	114,080
Underwriting profit	$ 2,190	$ 22,401	$ 9,185
Loss and settlement expense ratio	62.2%	56.0%	61.6%
Acquisition expense ratio	37.1%	37.0%	35.5%
Combined ratio	99.3%	93.0%	97.1%
Losses and settlement expenses:			
Insured events of current year	$ 227,471	$ 210,560	$ 212,708
Decrease in provision for insured events of prior years	(27,977)	(32,255)	(14,808)
Total losses and settlement expenses	$ 199,494	$ 178,305	$ 197,900
Catastrophe and storm losses	$ 20,732	$ 14,313	$ 18,967

($ in thousands)	Year ended December 31, 2007	2006	2005
Reinsurance			
Premiums earned	$ 72,223	$ 73,199	$ 94,460
Losses and settlement expenses	48,345	50,148	60,026
Acquisition and other expenses	16,541	17,538	25,921
Underwriting profit	$ 7,337	$ 5,513	$ 8,513
Loss and settlement expense ratio	66.9%	68.5%	63.5%
Acquisition expense ratio	22.9%	24.0%	27.5%
Combined ratio	89.8%	92.5%	91.0%
Losses and settlement expenses:			
Insured events of current year	$ 59,106	$ 59,809	$ 60,626
Decrease in provision for insured events of prior years	(10,761)	(9,661)	(600)
Total losses and settlement expenses	$ 48,345	$ 50,148	$ 60,026
Catastrophe and storm losses	$ 782	$ 322	$ 5,415

($ in thousands)	Year ended December 31, 2007	2006	2005
Consolidated			
REVENUES			
Premiums earned	$ 393,059	$ 391,615	$ 415,625
Net investment income	48,482	46,692	40,696
Realized investment gains	3,724	4,252	3,834
Other income	545	527	657
	445,810	443,086	460,812
LOSSES AND EXPENSES			
Losses and settlement expenses	247,839	228,453	257,926
Acquisition and other expenses	135,693	135,248	140,001
Interest expense	1,112	1,112	1,112
Other expense	2,247	1,908	1,663
	386,891	366,721	400,702
Income before income tax expense	58,919	76,365	60,110
Income tax expense	16,441	22,818	17,101
Net income	$ 42,478	$ 53,547	$ 43,009
Net income per share	$ 3.09	$ 3.91	$ 3.16
Loss and settlement expense ratio	63.1%	58.3%	62.1%
Acquisition expense ratio	34.5%	34.6%	33.6%
Combined ratio	97.6%	92.9%	95.7%
Losses and settlement expenses:			
Insured events of current year	$ 286,577	$ 270,369	$ 273,334
Decrease in provision for insured events of prior years	(38,738)	(41,916)	(15,408)
Total losses and settlement expenses	$ 247,839	$ 228,453	$ 257,926
Catastrophe and storm losses	$ 21,514	$ 14,635	$ 24,382

Year ended December 31, 2007 compared to year ended December 31, 2006

Net income was $42,478,000 ($3.09 per share) in 2007, down 20.7 percent from the record net income of $53,547,000 ($3.91 per share) reported in 2006. This decrease is attributed to a large decline in underwriting profits in the property and casualty insurance segment, and is associated with an increase in both large losses and catastrophe and storm losses, a decrease in the amount of favorable development experienced on prior years' reserves, and a moderate decline in premium rate levels. The reinsurance segment also experienced a decline in premium rate levels during 2007; however, the declines were smaller than those experienced in the direct insurance market. Consequently, underwriting results of the reinsurance segment remained strong during 2007. An increase in investment income was insufficient to offset the decline in underwriting income.

Premium income

Premiums earned increased 0.4 percent to $393,059,000 in 2007 from $391,615,000 in 2006. This increase is attributed to the property and casualty insurance segment, as the reinsurance segment's premium income declined for the year. Despite a continued decline in premium rate levels, the property and casualty insurance segment was able to achieve a small increase in top line growth by increasing new business premium and maintaining high retention levels. On an overall basis, rate competition increased moderately in the property and casualty insurance marketplace during 2007. Market conditions are expected to remain competitive in 2008, which will likely result in a further reduction in premium rate levels.

Premiums earned for the property and casualty insurance segment increased 0.8 percent to $320,836,000 in 2007 from $318,416,000 in 2006. Underlying this small increase in premium income is a continued decline in overall premium rate levels, which declined approximately 4.5 percent during 2007; however, this decline was more than offset by an increase in new business premium. Total policy count increased slightly during 2007, with the commercial lines of business, which generally carry a larger premium per policy, experiencing a greater increase than the personal lines. The increase in commercial lines policy count is attributed to recent initiatives targeted toward small businesses. Commercial lines new business premium was up 4.4 percent in 2007, while the retention rate increased slightly to 86.7 percent. In personal lines, management is continuing its efforts to increase premium production in geographic areas with profit potential and is focusing the efforts of the branch personnel in those territories. Personal lines new business premium was up 4.7 percent in 2007; however, this new business premium was not sufficient to offset the premium lost from declining rate levels and business not retained, resulting in a small decline in personal lines premium income. Retention rates increased slightly to 85.8 percent in personal property and 87.5 percent in personal auto.

Premiums earned for the reinsurance segment declined 1.3 percent to $72,223,000 in 2007 from $73,199,000 in 2006. A decline in MRB premiums (which is associated with an account that was not renewed) is primarily responsible for the decline in premium income during 2007. An increase in brokered reinsurance business partially offset the decline in MRB premiums. During both the January 2008 and July 2007 renewal periods, premium rates on reinsurance contract renewals decreased slightly, with a portion of the decline attributed to program restructurings with increased retentions. Due to the continued competitiveness of the market, rates are expected to continue declining in 2008. Employers Mutual's strategy for growth in this competitive market is to pursue foreign property business, primarily in Europe and Japan.

Premiums written for the reinsurance segment increased $4,735,000, or 7.1 percent, in 2007; however, this increase reflects a negative $3,440,000 portfolio adjustment made in the first quarter of 2006 in connection with Employers Mutual's reduced participation in the MRB pool. Excluding this adjustment, written premiums increased $1,295,000, or 1.9 percent, during 2007.

As previously reported, one of the members of the MRB pool ceased participating in the pool effective January 1, 2008. During the fourth quarter, the MRB board of directors approved Farm Bureau Mutual Insurance Company of Michigan as a new pool member effective January 1, 2008. As a result, Employers Mutual's participation in the pool will remain at approximately 20 percent in 2008.

Losses and settlement expenses

Losses and settlement expenses increased 8.5 percent to $247,839,000 in 2007 from $228,453,000 in 2006. The loss and settlement expense ratio increased to 63.1 percent in 2007 from 58.3 percent in 2006. Both of these increases are attributed to the property and casualty insurance segment, as the reinsurance segment reported improvement decline in its loss and settlement expense ratio in 2007.

The loss and settlement expense ratio for the property and casualty insurance segment increased to 62.2 percent in 2007 from 56.0 percent in 2006. This increase is attributed to an increase in both large losses (greater than $250,000) and catastrophe and storm losses, a decrease in the amount of favorable development experienced on prior years' reserves, and a moderate decline in premium rate levels. An increase in claim frequency was offset by a decline in average claim size, the latter based on the individual case loss reserves established by the branch offices. The increase in catastrophe and storm losses was largely driven by losses associated with the Greensburg, Kansas tornado, which totaled $6,256,000. The steady decline in premium rate levels over the past two years resulted in an approximate 2.7 percentage point increase in the loss and settlement expense ratio in 2007.

The loss and settlement expense ratio for the reinsurance segment decreased to 66.9 percent in 2007 from 68.5 percent in 2006. This decline is primarily attributed to a smaller increase in the bulk IBNR loss reserve for the HORAD book of business. Favorable reserve development experienced in both 2007 and 2006 is primarily from the HORAD book of business, with the 2007 development largely coming from the 2004-2006 accident years and the 2006 development primarily coming from the 2004 and 2005 accident years. Catastrophe losses for 2007 include $321,000 assumed from MRB for the Greensburg, Kansas tornado.

Acquisition and other expenses

Acquisition and other expenses increased 0.3 percent to $135,693,000 in 2007 from $135,248,000 in 2006; however, the acquisition expense ratio declined slightly to 34.5 percent in 2007 from 34.6 percent in 2006. A decline in the reinsurance segment's acquisition expense ratio was mostly offset by an increase in the property and casualty insurance segment's ratio.

For the property and casualty insurance segment, the acquisition expense ratio increased slightly to 37.1 percent in 2007 from 37.0 percent in 2006. This increase was driven primarily by the decline in premium rate levels, but also reflects an increase in commission and contingent commission expense, salary expense, and assessments from state guaranty associations. However, much of this increase was offset by declines in policyholder dividend expense, pension expense, and hurricane related assessments (Mississippi Windstorm Underwriting Association assessments for Hurricane Katrina in the second quarter of 2006). Hurricane related assessments are recoverable from reinsurers, with the reinsurance recoveries reflected as a reduction of losses (included in the loss and settlement expense ratio).

For the reinsurance segment, the acquisition expense ratio declined to 22.9 percent in 2007 from 24.0 percent in 2006, primarily due to lower contingent commission expenses. The reinsurance subsidiary recognized $1,343,000 of commission income in the first quarter of 2006 in connection with Employers Mutual's reduced participation in the MRB pool. This commission income reimbursed the reinsurance subsidiary for expenses previously incurred to generate the reinsurance business that was transferred to the new assuming companies of the MRB pool on January 1, 2006. This commission income, however, was partially offset by $688,000 of deferred policy acquisition costs that were expensed in the first quarter of 2006 as a result of the reduction in pool participation.

Investment results

Net investment income increased 3.8 percent to $48,482,000 in 2007 from $46,692,000 in 2006, primarily due to an increase in average invested asset balances. Net realized investment gains totaled $3,724,000 in 2007 and $4,252,000 in 2006, with the majority of the gains occurring in the Company's equity portfolio. The Company recognized "other-than-temporary" investment impairment losses totaling $1,277,000 on 14 equity securities during 2007 compared to $750,000 of impairment losses recognized on 12 equity securities in 2006. These impairment losses were recognized because the Company's outside equity manager indicated that it was likely that these securities, which were in an unrealized loss position, would be sold before they recovered to their cost basis. As a result, the intent to hold these securities to recovery did not exist. Of the 14 equity securities that were impaired, 11 were sold and one was partially sold as of December 31, 2007, producing gross realized gains of $150,000 and additional gross realized losses of $387,000.

Other expense

The 17.8 percent increase in other expense is due to a $451,000 increase in foreign currency exchange losses recognized by the reinsurance subsidiary on its foreign contracts.

Income tax

Income tax expense decreased 27.9 percent to $16,441,000 in 2007 from $22,818,000 in 2006. The effective tax rates were 27.9 percent in 2007 and 29.9 percent in 2006. The decline in the effective tax rate in 2007 primarily reflects the large decline in pre-tax income earned relative to the amount of tax-exempt interest income earned.

Year ended December 31, 2006 compared to year ended December 31, 2005

The Company reported record net income of $53,547,000 ($3.91 per share) in 2006, an increase of 24.5 percent from the prior record of $43,009,000 ($3.16 per share) reported in 2005. This large increase was attributed to improved underwriting results and, to a lesser extent, an increase in investment income. In 2006, the Company reported an underwriting profit of $27,914,000, compared to $17,698,000 in 2005. This increase in underwriting profit was generated by a significant increase in the amount of favorable development experienced on prior years' reserves, and a decline in catastrophe and storm losses from hurricane plagued 2005; however, current accident-year underwriting results deteriorated moderately in 2006 as a result of declining premium rates. On a segment basis, underwriting gain increased significantly in the property and casualty insurance segment, but declined in the reinsurance segment. The increase in investment income was primarily attributed to the fact that $107,801,000 in cash received from Employers Mutual in the first quarter of 2005 in connection with the change in pool participation was fully invested throughout 2006.

Premium income

Premiums earned decreased 5.8 percent to $391,615,000 in 2006 from $415,625,000 in 2005. This decrease was primarily attributed to the reinsurance segment and was associated with, most notably, Employers Mutual's reduced participation in the MRB pool and the revised terms of the quota share agreement; however, the property and casualty insurance segment also experienced a slight decline in premiums earned. On an overall basis, premium rate competition increased moderately in the property and casualty insurance marketplace during 2006, resulting in an approximate 3.7 percent reduction in premium rate levels. For comparative purposes, premium rate levels declined approximate 0.9 percent in 2005.

Premiums earned for the property and casualty insurance segment decreased 0.9 percent to $318,416,000 in 2006 from $321,165,000 in 2005. This decrease reflects (1) a moderate decline in implemented premium rates, (2) increased use of discretionary credits, (3) a reduction in policy count, (4) a decline in mandatory premiums assumed from the National Workers' Compensation Reinsurance Pool and (5) an increase in the cost of the Company's outside reinsurance coverage (which in 2005 included $1,302,000 of additional premiums used to reinstate the pool's catastrophe reinsurance protection after the occurrence of Hurricanes Katrina and Rita). Recent initiatives to develop new business began to produce results, as evidenced by a small increase in premiums earned during the fourth quarter of 2006 over both the third quarter of 2006 and the fourth quarter of 2005. Due to the timing of policy renewals and the earning of premiums ratably over the terms of the underlying policies, the full effect of the recent premium rate reductions was not reflected in premiums earned. Premium rates were still considered adequate in most lines of business and in most territories, but the impact of the recent premium rate reductions was expected to continue to increase. Management attempted to address the loss of policy count through various measures, including programs geared towards small businesses and enhanced automation to make it easier and more efficient for agents to do business with the Company. There were signs of progress toward this objective during 2006 as new-business policy count increased, retention rates remained high, and the rate of decline in total policy count slowed. During 2006, commercial lines new-business premium increased 20.2 percent and personal lines new-business premium increased 13.3 percent; however, it should be noted that commercial lines new-business premium was relatively low in 2005 and the large increase reported for 2006 was therefore somewhat misleading and should be considered in context. Overall policy retention was up slightly to 86.4 percent in commercial lines, 84.4 percent for personal property and 86.5 percent for personal auto. In light of current rate levels and the quality of the Company's book of business, management was actively pursuing opportunities to write new business, but continued to stress profitable growth.

Premiums written for the property and casualty insurance segment decreased 8.7 percent to $319,984,000 in 2006 from $350,646,000 in 2005. This large decrease reflects a $29,631,000 portfolio adjustment that was recorded in the first quarter of 2005 in connection with the segment's increased participation in the pooling agreement. Excluding this portfolio adjustment, premiums written declined 0.3 percent in 2006.

Premiums earned for the reinsurance segment decreased 22.5 percent to $73,199,000 in 2006 from $94,460,000 in 2005. This decrease was primarily attributed to a decline in MRB premiums and the revised terms of the quota share agreement; however, premium income was also negatively impacted by the loss of a Lloyd's of London marine syndicate account and a decline in reinstatement premium income. The decline in MRB premiums was primarily due to the addition of two new assuming companies to the pool (an increase from three in 2005 to five in 2006), but also reflected a reduction in the amount of business produced by MRB. In total, MRB premiums earned declined by $15,567,000 in 2006. In conjunction with Employers Mutual's reduced participation in the MRB pool, the reinsurance subsidiary recorded a negative $3,440,000 portfolio adjustment in its premiums written, which served as an offset to the decline in the unearned premium reserve. Including this adjustment, MRB premiums written declined by $19,052,000 in 2006. Also contributing to the decline in premiums earned was a $1,554,000 decrease in the estimate of earned but not reported (EBNR) premiums (primarily due to MRB), compared to an increase in this estimate of $165,000 during 2005. The reinsurance segment recognized approximately $1,588,000 of reinstatement premium income during 2006, compared to approximately $2,474,000 during 2005 ($1,500,000 of which was attributed to Hurricane Katrina). During the January 2007 renewal period, overall premium rate levels remained relatively flat. Premium rates on accounts with 2006 catastrophe losses increased slightly, as did coastal accounts without Hurricane Katrina losses; reflecting a "catch-up" adjustment to the rates implemented during the July 2006 renewal period (accounts renewing in July, particularly domestic accounts with substantial Hurricane Katrina losses, experienced greater pricing increases than those renewing in January 2006). Due to competitive market conditions, a few new accounts were added and a small number of existing accounts were lost during the January 2007 renewal period.

In accordance with the revised terms of the quota share agreement, Employers Mutual retained 10.5 percent of the assumed premiums written subject to cession to the reinsurance subsidiary during 2006 as compensation for the $2,000,000 cap on losses assumed per event (reduction in premiums written and earned of $7,774,000). In addition, the reinsurance subsidiary's premiums earned for 2006 reflected a reduction of $508,000 associated with the runoff of certain unearned premiums remaining from the 2005 quota share arrangement. Under that arrangement, the reinsurance subsidiary paid for the outside reinsurance protection that Employers Mutual carried to protect itself from catastrophic losses on the assumed reinsurance business it retained in excess of the $1,500,000 cap. This reinsurance protection expired on April 30, 2006. In total, the reinsurance subsidiary's premiums earned declined by $8,283,000 in 2006 due to the revised terms of the quota share agreement. For comparative purposes, the reinsurance subsidiary's cost for the $1,500,000 cap on losses assumed per event in 2005 totaled $7,862,000 (reduction in premiums earned of $3,696,000 plus override commission expense of $4,166,000). In total, the revised terms of the quota share agreement reduced the reinsurance subsidiary's premiums earned by $4,587,000 and premiums written by $4,034,000 in 2006. As a percentage of gross premiums earned, the cost of the cap protection totaled 10.2 percent in 2006, compared to 8.0 percent in 2005.

Losses and settlement expenses

Losses and settlement expenses declined 11.4 percent to $228,453,000 in 2006 from $257,926,000 in 2005. This decline was attributed to a significant increase in the amount of favorable development experienced on prior years' reserves and a large decrease in catastrophe and storm losses. The loss and settlement expense ratio declined to 58.3 percent in 2006 from 62.1 percent in 2005; however, the current accident-year loss and settlement expense ratio increased moderately in 2006 as a result of declining premium rates. The Company incurred $10,896,000 of catastrophe losses from Hurricanes Katrina, Rita and Wilma in 2005. The December 31, 2005 estimate of direct losses associated with these hurricanes increased only 5.7 percent during 2006, and the vast majority of the claims were adjusted and paid as of December 31, 2006.

The loss and settlement expense ratio for the property and casualty insurance segment declined to 56.0 percent in 2006 from 61.6 percent in 2005. This improvement was attributed to a significant increase in the amount of favorable development experienced on prior years' reserves and a substantial decline in catastrophe and storm losses. The favorable development experienced on prior years' reserves during 2006 was primarily associated with the final settlement of closed claims in the other liability and workers' compensation lines of business. The decline in catastrophe and storm losses was attributed to $6,396,000 of losses generated by Hurricanes Katrina, Rita and Wilma in 2005. Overall loss frequency continued to trend downward during 2006, but this benefit was largely offset by an increase in claim severity.

The loss and settlement expense ratio for the reinsurance segment increased to 68.5 percent in 2006 from 63.5 percent in 2005. The increase in the 2006 ratio was driven by the revised terms of the quota share agreement with Employers Mutual whereby the full cost of the $2,000,000 cap on losses assumed per event was recorded as a reduction to premiums; however, over half of the increase in the loss and settlement expense ratio was offset by a decline in the acquisition expense ratio due to the elimination of the override commission paid in 2005. Excluding the impact of the revised terms of the quota share agreement, the loss and settlement expense ratio would have declined slightly in 2006. Results for 2006 reflect a significant increase in the amount of favorable development experienced on prior years' reserves and a substantial decline in catastrophe and storm losses, which was attributed to $4,500,000 of losses recorded in 2005 from Hurricanes Katrina, Rita and Wilma. The favorable reserve development experienced in 2006 was primarily from the 2004 and 2005 accident years in the HORAD book of business.

Acquisition and other expenses

Acquisition and other expenses declined 3.4 percent to $135,248,000 in 2006 from $140,001,000 in 2005. This decline was attributed to the reinsurance segment and was caused by Employers Mutual's reduced participation in the MRB pool and the revised terms of the quota share agreement. The acquisition expense ratio increased to 34.6 percent in 2006 from 33.6 percent in 2005, primarily as a result of higher salary and benefit costs, consulting fees and dividends to policyholders, as well as the decline in premium income.

For the property and casualty insurance segment, the acquisition expense ratio increased to 37.0 percent in 2006 from 35.5 percent in 2005. This increase was attributed to an increase in policyholder dividends, salary and benefit costs and consulting expenses, as well as the decline in premium income. In addition, starting in 2006 the Company began recognizing all share-based payments to employees as expense based upon their fair values. This resulted in the Company recognizing $377,000 of expense through its property and casualty insurance segment. The property and casualty insurance subsidiaries incurred $6,519,000 of commission expense in the first quarter of 2005 in connection with the change in pool participation. This commission expense was used to reimburse Employers Mutual for expenses incurred to generate the additional insurance business that was transferred to the property and casualty insurance subsidiaries on January 1, 2005. However, because acquisition expenses, which include commissions, are deferred and amortized to expense as the related premiums are earned, all of the $6,519,000 of commission expense was capitalized as a deferred policy acquisition cost, and was amortized to expense as the unearned premiums became earned to properly match acquisition expenses and premium income.

For the reinsurance segment, the acquisition expense ratio declined to 24.0 percent in 2006 from 27.5 percent in 2005. This decline was attributed to Employers Mutual's reduced participation in the MRB pool and the revised terms of the quota share agreement. Also contributing to the decline was a large decrease in commission expense associated with the cancellation of a Lloyd's of London marine syndicate account.

The reinsurance subsidiary recognized $1,343,000 of commission income in the first quarter of 2006 in connection with Employers Mutual's reduced participation in the MRB pool. This commission income reimbursed the reinsurance subsidiary for expenses previously incurred to generate the reinsurance business that was transferred to the new assuming companies of the MRB pool on January 1, 2006. This commission income, however, was partially offset by $688,000 of deferred policy acquisition costs that were expensed in the first quarter of 2006 as a result of the reduction in pool participation.

The revised terms of the quota share agreement contributed to the reduction in the reinsurance subsidiary's acquisition expense ratio in 2006. The previous terms of the quota share agreement provided for a 4.5 percent override commission payment to Employers Mutual as compensation for the cap on losses assumed per event, which generated $4,166,000 of commission expense in 2005. Effective January 1, 2006, the reinsurance subsidiary no longer paid this override commission, and instead paid a 10.5 percent premium charge. Had the revised terms of the quota share agreement been in place in 2005, the acquisition expense ratio would have been approximately 2.7 percentage points lower after giving consideration to the changes in acquisition and other expenses, premiums earned, and the impact on the calculation of the deferred policy acquisition cost asset.

Investment results

Net investment income increased 14.7 percent to $46,692,000 in 2006 from $40,696,000 in 2005. This increase was primarily attributed to the fact that $107,801,000 in cash received from Employers Mutual in the first quarter of 2005 in connection with the change in pool participation was fully invested throughout 2006. In addition, the Company benefited from a slightly higher rate of return on its fixed maturity securities.

The Company reported a net realized investment gain of $4,252,000 in 2006, compared to $3,834,000 in 2005. The majority of the gains realized during 2006 occurred in the Company's equity portfolio; however, those gains were partially offset by $750,000 of "other-than-temporary" investment impairment losses recognized on twelve equity securities. These impairment losses were recognized because the Company's outside equity manager indicated that those securities, which were in an unrealized loss position, would likely be sold before they recover to their cost basis. As a result, the intent to hold these securities to recovery did not exist. Of the twelve equity securities that were impaired, seven were sold and one was partially sold as of December 31, 2006. These sales generated $247,000 of gross realized gains and $30,000 of gross realized losses. No impairment losses were recognized in 2005.

Income tax

Income tax expense increased 33.4 percent to $22,818,000 in 2006 from $17,101,000 in 2005. The effective tax rate for 2006 was 29.9 percent compared to 28.4 percent in 2005. The increase in the effective tax rate reflects the large increase in pre-tax income earned relative to the amount of tax-exempt interest income earned.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Liquidity is a measure of a company's ability to generate sufficient cash flows to meet cash obligations. The Company had positive cash flows from operations of $37,862,000 in 2007, $49,014,000 in 2006 and $178,424,000 in 2005. Included in cash flows from operations in 2005 is $107,801,000 received from Employers Mutual in connection with the change in pool participation. Excluding this amount, cash flows from operations for 2005 was $70,623,000. The Company typically generates substantial positive cash flows from operations because cash from premium payments is generally received in advance of cash payments made to settle claims. These positive cash flows provide the foundation of the Company's asset/liability management program and are the primary drivers of the Company's liquidity. When investing funds made available from operations, the Company invests in securities with maturities that approximate the anticipated payments of losses and settlement expenses of the underlying insurance policies. In addition, the Company maintains a portion of its investment portfolio in relatively short-term and highly liquid assets as a secondary source of liquidity should net cash flows from operating activities prove inadequate to fund current operating needs. As of December 31, 2007, the Company did not have any significant variations between the maturity dates of its investments and the expected payments of its loss and settlement expense reserves.

The Company is a holding company whose principal asset is its investment in its insurance subsidiaries. As a holding company, the Company is dependent upon cash dividends from its insurance company subsidiaries to meet all obligations, including cash dividends to stockholders. State insurance regulations restrict the maximum amount of dividends insurance companies can pay without prior regulatory approval. See note 6 of Notes to Consolidated Financial Statements for additional information regarding dividend restrictions. The maximum amount of dividends that the insurance company subsidiaries can pay to the Company in 2008 without prior regulatory approval is approximately $46,779,000. The Company received $4,750,000, $9,005,000 and $5,696,000 of dividends from its insurance company subsidiaries and paid cash dividends to its stockholders totaling $9,497,000, $8,916,000 and $8,302,000 in 2007, 2006 and 2005, respectively.

The Company's insurance company subsidiaries must have adequate liquidity to ensure that their cash obligations are met; however, because of their participation in the pooling agreement and the quota share agreement, they do not have the daily liquidity concerns normally associated with an insurance or reinsurance company. This is due to the fact that under the terms of the pooling and quota share agreements, Employers Mutual receives all premiums and pays all losses and expenses associated with the insurance business produced by the pool participants and the assumed reinsurance business ceded to the Company's reinsurance subsidiary, and then settles the inter-company balances generated by these transactions with the participating companies within 45 days after the end of each quarter.

At the insurance company subsidiary level, the primary sources of cash are premium income, investment income and maturing investments. The principal outflows of cash are payments of claims, commissions, premium taxes, operating expenses, income taxes, dividends, interest and principal payments on debt, and investment purchases. Cash outflows can be variable because of uncertainties regarding settlement dates for unpaid losses and because of the potential for large losses, either individually or in the aggregate. Accordingly, the insurance company subsidiaries maintain investment and reinsurance programs generally intended to provide adequate funds to pay claims without forced sales of investments. In addition, Employers Mutual has a line of credit available to provide additional liquidity if needed. The insurance company subsidiaries have access to this line of credit through Employers Mutual.

The Company maintains a portion of its investment portfolio in relatively short-term and highly liquid investments to ensure the availability of funds to pay claims and expenses. At December 31, 2007, approximately 55 percent of the Company's fixed maturity securities were in U.S. government or U.S. government-sponsored agency securities. A variety of maturities are maintained in the Company's portfolio to assure adequate liquidity. The maturity structure of the fixed maturity securities is also established by the relative attractiveness of yields on short, intermediate and long-term securities. The Company does not invest in high-yield, non-investment grade debt securities. Any non-investment grade securities held by the Company are the result of rating downgrades that occurred subsequent to their purchase.

The Company considers itself to be a long-term investor and generally purchases fixed maturity securities with the intent to hold them to maturity. Despite this intent, the Company currently classifies purchases of fixed maturity securities as available-for-sale to provide flexibility in the management of its investment portfolio. The Company had net unrealized holding gains, net of deferred taxes, on fixed maturity securities available-for-sale totaling $12,298,000 and $6,319,000 at December 31, 2007 and 2006, respectively. The fluctuation in the market value of these investments is primarily due to changes in the interest rate environment during this time period. Since the Company does not actively trade in the bond market, such fluctuations in the fair value of these investments are not expected to have a material impact on the operations of the Company, as forced liquidations of investments is not anticipated. The Company closely monitors the bond market and makes appropriate adjustments in its portfolio as conditions warrant.

The majority of the Company's assets are invested in fixed maturity securities. These investments provide a substantial amount of investment income that supplements underwriting results and contributes to net earnings. As these investments mature, or are called, the proceeds are reinvested at current rates, which may be higher or lower than those now being earned; therefore, more or less investment income may be available to contribute to net earnings depending on the interest rate level.

The Company participates in a securities lending program administered by Mellon Bank, N.A. whereby certain fixed maturity securities from the investment portfolio are loaned to other institutions for short periods of time. The Company receives a fee for each security loaned out under this program and requires initial collateral, primarily cash, equal to 102 percent of the market value of the loaned securities. The cash collateral that secures the Company's loaned securities is invested in a Delaware business trust that is managed by Mellon Bank. The earnings from this trust are used, in part, to pay the fee the Company receives for each security loaned under the program.

The Company held $102,000 and $552,000 in minority ownership interests in limited partnerships and limited liability companies at December 31, 2007 and 2006, respectively. The Company does not hold any other unregistered securities.

The Company's cash balance was $263,000 and $196,000 at December 31, 2007 and 2006, respectively.

Employers Mutual contributed $3,500,000, $27,596,000 and $15,000,000 to its pension plan in 2007, 2006 and 2005, respectively, and plans to contribute approximately $4,400,000 to the pension plan in 2008. The Company reimbursed Employers Mutual $1,069,000, $8,410,000 and $4,575,000 for its share of the pension contributions in 2007, 2006 and 2005, respectively. Employers Mutual contributed $3,800,000, $5,100,000 and $5,120,000 to its postretirement benefit plans in 2007, 2006 and 2005, respectively, and expects to contribute approximately $2,700,000 to the postretirement benefit plans in 2008. The Company reimbursed Employers Mutual $1,083,000, $1,455,000 and $1,459,000 for its share of the postretirement benefit plan contributions in 2007, 2006 and 2005, respectively. In 2005, the Company received reimbursement from Employer Mutual for a net $722,000 of pension assets and $2,518,000 of postretirement benefit liabilities transferred to it in connection with the change in pool participation.

Capital Resources

Capital resources consist of stockholders' equity and debt, representing funds deployed or available to be deployed to support business operations. For the Company's insurance subsidiaries, capital resources are required to support premium writings. Regulatory guidelines suggest that the ratio of a property and casualty insurer's annual net premiums written to its statutory surplus should not exceed three to one. All of the Company's insurance subsidiaries were well under this guideline at December 31, 2007.

The Company's insurance subsidiaries are required to maintain a certain minimum level of surplus on a statutory basis, and are subject to regulations under which the payment of dividends from statutory surplus is restricted and may require prior approval of their domiciliary insurance regulatory authorities. The Company's insurance subsidiaries are also subject to Risk Based Capital (RBC) requirements that may further impact their ability to pay dividends. RBC requirements attempt to measure minimum statutory capital needs based upon the risks in a company's mix of products and investment portfolio. At December 31, 2007, the Company's insurance subsidiaries had total adjusted statutory capital of $344,260,000, which was well in excess of the minimum RBC requirement of $55,526,000.

The Company had total cash and invested assets with a carrying value of $1.0 billion as of December 31, 2007 and 2006, respectively. The following table summarizes the Company's cash and invested assets as of the dates indicated:

	December 31, 2007			
($ in thousands)	Amortized cost	Fair value	Percent of total fair value	Carrying value
Fixed maturity securities held-to-maturity	$ 637	$ 689	0.1%	$ 637
Fixed maturity securities available-for-sale ..	825,328	844,248	81.4%	844,248
Equity securities available-for-sale	97,847	139,428	13.4%	139,428
Cash	263	263	-	263
Short-term investments	53,295	53,295	5.1%	53,295
Other long-term investments	102	102	-	102
	$ 977,472	$ 1,038,025	100.0%	$ 1,037,973

	December 31, 2006			
($ in thousands)	Amortized cost	Fair value	Percent of total fair value	Carrying value
Fixed maturity securities held-to-maturity	$ 5,680	$ 5,769	0.6%	$ 5,680
Fixed maturity securities available-for-sale ..	814,785	824,507	82.3%	824,507
Equity securities available-for-sale	77,089	112,527	11.2%	112,527
Cash	196	196	-	196
Short-term investments	58,053	58,053	5.8%	58,053
Other long-term investments	552	552	0.1%	552
	$ 956,355	$ 1,001,604	100.0%	$ 1,001,515

The amortized cost and estimated fair value of fixed maturity and equity securities at December 31, 2007 were as follows:

($ in thousands)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Securities held-to-maturity:				
Fixed maturity securities:				
Mortgage-backed securities	$ 637	$ 52	$ -	$ 689
Total securities held-to-maturity	$ 637	$ 52	$ -	$ 689
Securities available-for-sale:				
Fixed maturity securities:				
U.S. treasury securities	$ 4,723	$ 260	$ -	$ 4,983
US government-sponsored agencies	$448,849	$ 4,516	$ 13	453,352
Obligations of states and political subdivisions	250,022	9,639	32	259,629
Mortgage-backed securities	10,241	203	13	10,431
Public utilities	6,003	350	-	6,353
Debt securities issued by foreign governments	6,756	138	-	6,894
Corporate securities	98,734	3,948	76	102,606
Total fixed maturity securities	825,328	19,054	134	844,248
Equity securities:				
Common stocks	73,847	44,407	686	117,568
Non-redeemable preferred stocks	24,000	240	2,380	21,860
Total equity securities	97,847	44,647	3,066	139,428
Total securities available-for-sale	$923,175	$ 63,701	$ 3,200	$983,676

The $11 million of surplus notes issued by the reinsurance subsidiary to Employers Mutual were redeemed in the fourth quarter of 2007, along with accrued interest. The $25 million of surplus notes issued by the property and casualty insurance subsidiaries to Employers Mutual were not redeemed; however, the Inter-Company Committees of the Company and Employers Mutual approved an increase in the interest rate on those notes from the current 3.09 percent to 3.60 percent effective February 1, 2008, subject to regulatory approval. A review of the interest rate on the surplus notes will be conducted by the Inter-Company Committees every five years. Payment of interest and repayment of principal can only be made out of the applicable subsidiary's statutory surplus and is subject to prior approval by the insurance commissioner of the respective state of domicile. The surplus notes are subordinate and junior in right of payment to all obligations or liabilities of the applicable insurance subsidiaries. The Company's subsidiaries incurred interest expense of $1,111,000 in 2007 and $1,112,000 in 2006 and 2005 on these surplus notes. At December 31, 2007, the Company's property and casualty insurance subsidiaries had received approval for the payment of interest accrued on the surplus notes during 2007.

On March 10, 2008, the Company's Board of Directors authorized a $15 million stock repurchase program. This program became effective immediately and does not have an expiration date. The timing and terms of the purchases will be determined by management based on market conditions and will be conducted in accordance with the applicable rules of the Securities and Exchange Commission. Common stock purchased under this program will be retired by the Company.

As of December 31, 2007, the Company had no material commitments for capital expenditures.

Off-Balance Sheet Arrangements

Employers Mutual receives all premiums and pays all losses and expenses associated with the assumed reinsurance business ceded to the reinsurance subsidiary and the insurance business produced by the pool participants, and then settles the inter-company balances generated by these transactions with the participating companies on a quarterly basis. When settling the inter-company balances, Employers Mutual provides the reinsurance subsidiary and the pool participants with full credit for the premiums written during the quarter and retains all receivable amounts. Any receivable amounts that are ultimately deemed to be uncollectible are charged-off by Employers Mutual and the expense is charged to the reinsurance subsidiary or allocated to the pool members on the basis of pool participation. As a result, the Company has an off-balance sheet arrangement with an unconsolidated entity that results in a credit-risk exposure that is not reflected in the Company's financial statements. Based on historical data, this credit-risk exposure is not considered to be material to the Company's results of operations or financial position.

Investment Impairments and Considerations

The Company recorded $1,277,000 of "other-than-temporary" investment impairment losses during 2007 on fourteen equity securities. Eleven of these securities were subsequently sold, and one was partially sold, generating gross realized gains of $150,000 and additional gross realized losses of $387,000 (before tax). These impairment losses were recognized because the Company's outside equity manager indicated that they would likely sell these securities, which were in an unrealized loss position, before they recovered to their cost basis. As a result, the intent to hold these securities to recovery did not exist. The Company recorded $750,000 of "other-than-temporary" investment impairment losses during 2006 on twelve equity securities.

The Company has no direct exposure to sub-prime residential lending, holding only $4,447,000 of residential mortgage-backed securities, all of which are seasoned Government National Mortgage Association thirty year fixed maturity securities. No residential collateralized debt obligations or collateralized mortgage obligations are held.

The Company does have indirect exposure to sub-prime residential lending markets as it has significant holdings of government agency securities, as well as fixed maturity and equity securities in both the banking and financial services sectors. While these holdings do not include companies engaged in originating residential lending as their primary business, they do include companies that may be indirectly engaged in this type of lending. However, none of these securities have been considered for "other-than-temporary" impairment at this time.

At December 31, 2007, the Company had unrealized losses on held-to-maturity and available-for-sale securities as presented in the table below. The estimated fair value is based on quoted market prices, where available. In cases where quoted market prices are not available, fair values are based on a variety of valuation techniques depending on the type of security. None of these securities are considered to be in concentrations by either security type or industry. The Company uses several factors to determine whether the carrying value of an individual security has been "other-than-temporarily" impaired. Such factors include, but are not limited to, the security's value and performance in the context of the overall markets, length of time and extent the security's fair value has been below carrying value, key corporate events and collateralization of fixed maturity securities. Based on these factors, and the Company's ability and intent to hold the securities until recovery or maturity, it was determined that the carrying value of these securities were not "other-than-temporarily" impaired at December 31, 2007. Risks and uncertainties inherent in the methodology utilized in this evaluation process include interest rate risk, equity price risk, and the overall performance of the economy, all of which have the potential to adversely affect the value of the Company's investments. Should a determination be made at some point in the future that these unrealized losses are "other-than-temporary", the Company's earnings would be reduced by approximately $2,080,000, net of tax; however, the Company's financial position would not be affected due to the fact that unrealized losses on available-for-sale securities are reflected in the Company's financial statements as a component of stockholders' equity, net of deferred taxes.

Following is a schedule of the length of time securities have continuously been in an unrealized loss position as of December 31, 2007.

Description of securities	Fair value	Unrealized losses
($ in thousands)		
Fixed maturity securities:		
Less than six months	$ 4,988	$ 12
Six to twelve months	3,091	33
Twelve months or longer	15,531	89
Total fixed maturity securities	23,610	134
Equity securities:		
Less than six months	31,491	3,066
Six to twelve months	-	-
Twelve months or longer	-	-
Total equity securities	31,491	3,066
Total temporarily impaired securities	$ 55,101	$ 3,200

Following is a schedule of the maturity dates of the fixed maturity securities presented in the above table. Note that this schedule includes only fixed maturity securities available-for-sale, as the Company does not have any fixed maturity securities held-to-maturity with unrealized losses.

($ in thousands)	Book value	Fair value	Gross unrealized loss
Due in one year or less	$ -	$ -	$ -
Due after one year through five years	9,567	9,513	54
Due after five years through ten years	3,055	3,033	22
Due after ten years	8,124	8,079	45
Mortgage-backed securities	2,998	2,985	13
	$ 23,744	$ 23,610	$ 134

All non-investment grade fixed maturity securities held at December 31, 2007 (Great Lakes Chemical Corporation and US Freightways Corporation) were in an unrealized gain position. The Company does not purchase non-investment grade securities. Any non-investment grade securities held by the Company are the result of rating downgrades that occurred subsequent to their purchase.

Following is a schedule of gross realized losses recognized in 2007 from the sale of securities and from "other-than-temporary" investment impairments. The schedule is aged according to the length of time the underlying securities were in an unrealized loss position. This schedule does not include realized losses stemming from corporate actions such as calls, pay-downs, redemptions, etc. Fixed maturity securities were not included in the schedule since no realized losses were recognized on these investments stemming from disposals other than corporate actions. Fixed maturity securities are generally held until maturity.

($ in thousands)	Realized losses from sales Book value	Sales price	Gross realized losses	"Other-than-temporary" impairment losses	Total gross realized losses
Equity securities (1):					
Three months or less	$ 25,779	$ 22,362	$ 3,417	$ 988	$ 4,405
Over three months to six months	940	768	172	114	286
Over six months to nine months	-	-	-	175	175
Over nine months to twelve months	-	-	-	-	-
Over twelve months	-	-	-	-	-
	$ 26,719	$ 23,130	$ 3,589	$ 1,277	$ 4,866

(1) The "other-than-temporary" impairment losses reflects impairment losses on thirteen equity securities in the "three months or less" category, impairment losses on one equity security in the "over three months to six months" category, and impairment losses on one equity security in the "over six months to nine months" category.

LEASES, COMMITMENTS AND CONTINGENT LIABILITIES

The following table reflects the Company's contractual obligations as of December 31, 2007. Included in the table are the estimated payments that the Company expects to make in the settlement of its loss reserves and with respect to its long-term debt. One of the Company's property and casualty insurance subsidiaries leases office facilities in Bismarck, North Dakota with lease terms expiring in 2014. Employers Mutual has entered into various leases for branch and service office facilities with lease terms expiring through 2021. All lease costs are included as expenses under the pooling agreement, after allocation of the portion of these expenses to the subsidiaries that do not participate in the pool. The table reflects the Company's current 30.0 percent aggregate participation in the pooling agreement.

	Payments due by period				
	Total	Less than 1 year	1 - 3 years	4 - 5 years	More than 5 years
Contractual obligations	($ in thousands)				
Loss and settlement expense reserves (1)	$ 551,602	$ 216,259	$ 198,885	$ 76,799	$ 59,659
Long-term debt (2)	25,000	-	-	-	25,000
Interest expense on long-term debt (3)	8,862	773	1,789	1,800	4,500
Real estate operating leases	10,379	1,465	2,899	2,243	3,772
Total	$ 595,843	$ 218,497	$ 203,573	$ 80,842	$ 92,931

(1) The amounts presented are estimates of the dollar amounts and time period in which the Company expects to pay out its gross loss and settlement expense reserves. These amounts are based on historical payment patterns and do not represent actual contractual obligations. The actual payment amounts and the related timing of those payments could differ significantly from these estimates.

(2) Long-term debt reflects the surplus notes issued by the Company's insurance subsidiaries to Employer Mutual, which have no maturity date. Excluded from long-term debt are pension and other postretirement benefit obligations.

(3) Interest expense on long-term debt reflects the interest expense on the surplus notes issued by the Company's insurance subsidiaries to Employers Mutual. Interest on the surplus notes is subject to approval by the issuing company's state of domicile. The balance shown under the heading "More than 5 years" represents interest expense for years six through ten. Since the surplus notes have no maturity date, total interest expense could be greater than the amount shown.

The participants in the pooling agreement are subject to guaranty fund assessments by states in which they write business. Guaranty fund assessments are used by states to pay policyholder liabilities of insolvent insurers domiciled in those states. Many states allow these assessments to be recovered through premium tax offsets. Estimated guaranty fund assessments of $1,714,000 and $1,451,000 and related premium tax offsets of $1,057,000 and $929,000 have been accrued as of December 31, 2007 and 2006, respectively. The guaranty fund assessments are expected to be paid over the next two years and the premium tax offsets are expected to be realized within ten years of the payments. The participants in the pooling agreement are also subject to second-injury fund assessments, which are designed to encourage employers to employ a worker with a pre-existing disability. Estimated second-injury fund assessments of $1,656,000 and $1,769,000 have been accrued as of December 31, 2007 and 2006, respectively. The second-injury fund assessment accruals are based on projected loss payments. The periods over which the assessments will be paid is not known.

The participants in the pooling agreement have purchased annuities from life insurance companies, under which the claimant is payee, to fund future payments that are fixed pursuant to specific claim settlement provisions. The Company's share of case loss reserves eliminated by the purchase of these annuities was $2,024,000 at December 31, 2007. The Company has a contingent liability of $2,024,000 should the issuers of the annuities fail to perform under the terms of the annuities. The probability of a material loss due to failure of performance by the issuers of these annuities is considered remote. The Company's share of the amount due from any one life insurance company does not equal or exceed one percent of its subsidiaries' aggregate policyholders' surplus.

MARKET RISK

The main objectives in managing the investment portfolios of the Company are to maximize after-tax investment return while minimizing credit risks, in order to provide maximum support for the underwriting operations. Investment strategies are developed based upon many factors including underwriting results, regulatory requirements, fluctuations in interest rates and consideration of other market risks. Investment decisions are centrally managed by investment professionals and are supervised by the investment committees of the respective boards of directors for each of the Company's subsidiaries.

Market risk represents the potential for loss due to adverse changes in the fair value of financial instruments. The market risks of the financial instruments of the Company relate to the investment portfolio, which exposes the Company to interest rate and equity price risk and, to a lesser extent, credit quality and prepayment risk. Monitoring systems and analytical tools are in place to assess each of these elements of market risk.

Interest rate risk includes the price sensitivity of a fixed maturity security to changes in interest rates, and the affect on future earnings from short-term investments and maturing long-term investments given a change in interest rates. The following analysis illustrates the sensitivity of the Company's financial instruments to selected changes in market rates and prices. A hypothetical one percent increase in interest rates as of December 31, 2007 would result in a corresponding pre-tax decrease in the fair value of the fixed maturity portfolio of approximately $41,880,000, or 4.7 percent. In addition, a hypothetical one percent decrease in interest rates at December 31, 2007 would result in a corresponding decrease in pre-tax income over the next twelve months of approximately $719,000, assuming the current maturity and prepayment patterns. The Company monitors interest rate risk through the analysis of interest rate simulations, and adjusts the average duration of its fixed maturity portfolio by investing in either longer or shorter term instruments given the results of interest rate simulations and judgments of cash flow needs. The effective duration of the Company's fixed maturity portfolio at December 31, 2007 was 3.75 years.

The valuation of the Company's marketable equity portfolio is subject to equity price risk. In general, equities have more year-to-year price variability than bonds. However, returns from equity securities have been consistently higher over longer time frames. The Company invests in a diversified portfolio of readily marketable equity securities. A hypothetical 10 percent decrease in the S&P 500 index as of December 31, 2007 would result in a corresponding pre-tax decrease in the fair value of the Company's equity portfolio of approximately $9,256,000.

The Company invests in high quality fixed maturity securities, thus minimizing credit quality risk. At December 31, 2007, the portfolio of long-term fixed maturity securities consisted of 0.6 percent U.S. Treasury, 54.3 percent government agency, 1.3 percent mortgage-backed, 30.3 percent municipal, and 13.5 percent corporate securities. At December 31, 2006, the portfolio of long-term fixed maturity securities consisted of 0.6 percent U.S. Treasury, 51.6 percent government agency, 0.6 percent mortgage-backed, 32.5 percent municipal, and 14.7 percent corporate securities.

Fixed maturity securities held by the Company generally have an investment quality rating of "A" or better by independent rating agencies. The following table shows the composition of the Company's fixed maturity securities, by rating, as of December 31, 2007.

	Securities held-to-maturity (at amortized cost)		Securities available-for-sale (at fair value)	
($ in thousands)	Amount	Percent	Amount	Percent
Rating:				
AAA	$ 637	100.0%	$ 648,407	76.8%
AA	-	-	96,588	11.4%
A	-	-	64,137	7.6%
BAA	-	-	30,983	3.7%
BA	-	-	4,133	0.5%
Total fixed maturities	$ 637	100.0%	$ 844,248	100.0%

Ratings for preferred stocks and fixed maturity securities with initial maturities greater than one year are assigned by nationally recognized statistical rating organizations (referred to generically as NRSROs, which includes such organizations as Moody's Investor's Services, Inc., Standard and Poor, etc.). NRSROs' rating processes seek to evaluate the quality of a security by examining the factors that affect returns to investors. NRSROs' ratings are based on quantitative and qualitative factors, as well as the economic, social and political environment in which the issuing entity exists. The quantitative factors include debt coverage, sales and income growth, cash flows and liquidity ratios. Qualitative factors include management quality, access to capital markets and the quality of earnings and balance sheet items. Ratings for securities with initial maturities less than one year are based on ratings of NRSROs, or the credit rating of the issuer's parent company.

Prepayment risk refers to changes in prepayment patterns that can shorten or lengthen the expected timing of principal repayments and thus the average life and the effective yield of a security. Such risk exists primarily within the portfolio of mortgage-backed securities. Prepayment risk is monitored regularly through the analysis of interest rate simulations. At December 31, 2007, the effective duration of the mortgage-backed securities is 2.3 years with an average life of 2.9 years and a current yield of 6.9 percent. At December 31, 2006, the effective duration of the mortgage-backed securities was 1.9 years, with an average life of 2.5 years and a current yield of 7.6 percent.

IMPACT OF INFLATION

Inflation has a widespread effect on the Company's results of operations, primarily through increased losses and settlement expenses. The Company considers inflation, including social inflation that reflects an increasingly litigious society and increasing jury awards, when setting loss and settlement expense reserve amounts. Premiums are also affected by inflation, although they are often restricted or delayed by competition and the regulatory rate-setting environment.

NEW ACCOUNTING PRONOUNCEMENTS

In February 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments" – an Amendment of FASB Statement Nos. 133 and 140. SFAS 155 simplifies the accounting for certain hybrid financial instruments by permitting fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, and eliminates a restriction on passive derivative instruments that a qualifying special-purpose entity may hold. The Company adopted SFAS 155 effective January 1, 2007. Adoption of this statement had no effect on the operating results of the Company.

In June 2006, the FASB issued Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48") to clarify the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109 "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance for de-recognition of tax positions, financial statement classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company adopted FIN 48 effective January 1, 2007. Adoption of FIN 48 had no effect on the operating results of the Company during 2007, as an assessment of the Company's current tax positions indicated no uncertainties that would warrant different recognition and valuation from that applied in the Company's tax returns.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Adoption of this statement is not expected to have any effect on the operating results of the Company.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS 159 permits reporting entities to choose, at specified election dates, to measure eligible items at fair value (the "fair value option"). The unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. As it relates to the Company's financial reporting, the Company would be permitted to elect fair value recognition of fixed maturity and equity investments currently classified as either available-for-sale or held-to-maturity, and report the unrealized gains and losses from these investments in earnings going forward. Electing the fair value option for an existing held-to-maturity security will not call into question the intent of an entity to hold other fixed maturity securities to maturity in the future. The provisions of this statement are effective beginning with the first fiscal year that begins after November 15, 2007. The Company has no current plan to elect the fair value option, therefore adoption of this statement is not expected to have any effect on the operating results of the Company.

In December 2007, the FASB issued SFAS No. 141 (revised 2007) "Business Combinations". This statement replaces SFAS No. 141 "Business Combinations," however it retains the fundamental requirements of SFAS No. 141 in that the acquisition method of accounting (referred to as "purchase method" in SFAS 141) be used for all business combinations. SFAS 141 (revised) is to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Adoption of this statement is not expected to have any effect on the operating results of the Company.

In December 2007, the FASB issued SFAS No. 160 "Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51". This statement amends Accounting Research Bulletin (ARB) No.51, "Consolidated Financial Statements," to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The provisions of this statement are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Adoption of this statement is not expected to have any effect on the operating results of the Company.

DEVELOPMENTS IN INSURANCE REGULATION

In 2006 the NAIC adopted its Annual Financial Model Regulation (previously referred to as the Model Audit Rule) that incorporates Sarbanes-Oxley type provisions. The requirements are effective beginning with the reporting period ending December 31, 2010, with the management report of internal control over financial reporting due to be filed 60 days after the entity files its 2010 audited statutory financial statements. The rules apply to insurers with direct written and assumed premiums of $500 million or more and require a management report containing a statement that to the best of management's knowledge and belief, after diligent inquiry, its internal control over financial reporting is effective to provide reasonable assurance regarding the reliability of financial statements in accordance with statutory accounting principles. An insurer may choose to file instead its Section 404 report with an addendum statement by management that no material processes in the preparation of its audited statutory financial statements were excluded from its Section 404 report, or alternatively include a separate report for controls not covered by its Section 404 report. The incorporated Sarbanes-Oxley type provisions in the Annual Financial Model Regulation will have little consequence to either the Company or the EMC Insurance Companies, as the Company is already subject to the provisions of the Sarbanes-Oxley Act of 2002.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides issuers the opportunity to make cautionary statements regarding forward-looking statements. Accordingly, any forward-looking statement contained in this report is based on management's current beliefs, assumptions and expectations of the Company's future performance, taking into account all information currently available to management. These beliefs, assumptions and expectations can change as the result of many possible events or factors, not all of which are known to management. If a change occurs, the Company's business, financial condition, liquidity, results of operations, plans and objectives may vary materially from those expressed in the forward-looking statements. The risks and uncertainties that may affect the actual results of the Company include, but are not limited to, the following: catastrophic events and the occurrence of significant severe weather conditions; the adequacy of loss and settlement expense reserves; state and federal legislation and regulations; changes in our industry, interest rates or the performance of financial markets and the general economy; rating agency actions and other risks and uncertainties inherent to the Company's business. Management intends to identify forward-looking statements when using the words "believe", "expect", "anticipate", "estimate", "project" or similar expressions. Undue reliance should not be placed on these forward-looking statements.

Management's Report on Internal Control Over Financial Reporting

The management of EMC Insurance Group Inc. and Subsidiaries is responsible for the preparation, integrity and objectivity of the accompanying Consolidated Financial Statements, as well as all other financial information in this report. The Consolidated Financial Statements and the accompanying notes have been prepared in accordance with U.S. generally accepted accounting principles and include amounts that are based on management's estimates and judgments where necessary.

Management is responsible for establishing and maintaining adequate internal control over financial reporting, including safeguarding of assets and reliability of financial records. The Company's internal control over financial reporting, designed by or under the supervision of management, includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements. This control structure is further reinforced by a program of internal audits, including audits of the Company's decentralized branch locations, which requires responsive management action.

There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, adequate internal controls can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

Management assessed the effectiveness of the Company's internal control over financial reporting based on criteria established in "Internal Control – Integrated Framework," issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management believes that, as of December 31, 2007, the Company maintained effective internal control over financial reporting.

The Audit Committee of the Board of Directors is comprised of three outside directors who are independent of the Company's management. The Audit Committee is responsible for the selection of the independent registered public accounting firm. It meets periodically with management, the independent registered public accounting firm, and the internal auditors to ensure that they are carrying out their responsibilities. In addition to reviewing the Company's financial reports, the Audit Committee is also responsible for performing an oversight role by reviewing and monitoring the financial, accounting and auditing procedures of the Company. The independent registered public accounting firm and the internal auditors have full and free access to the Audit Committee, with or without the presence of management, to discuss the adequacy of internal control over financial reporting and any other matters which they believe should be brought to the attention of the Audit Committee.

The Company's financial statements and internal control over financial reporting have been audited by Ernst & Young LLP, an independent registered public accounting firm. Management has made available to Ernst & Young LLP all of the Company's financial records and related data, as well as the minutes of the stockholders' and directors' meetings. Furthermore, management believes that all representations made to Ernst & Young LLP during its audit were valid and appropriate. Their reports with respect to the fairness of presentation of the Company's financial statements and the effectiveness of the Company's internal control over financial reporting appear elsewhere in this annual report.

Bruce G. Kelley
President and Chief Executive Officer

Mark E. Reese
Senior Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm
on Internal Control Over Financial Reporting

The Board of Directors and Stockholders
EMC Insurance Group Inc.

We have audited EMC Insurance Group Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). EMC Insurance Group Inc. and Subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, EMC Insurance Group Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2007 and 2006, and the related statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007 of EMC Insurance Group Inc. and Subsidiaries and our report dated March 13, 2008 expressed an unqualified opinion thereon.

Ernst & Young LLP

Des Moines, Iowa
March 13, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
EMC Insurance Group Inc.

We have audited the accompanying consolidated balance sheets of EMC Insurance Group Inc. and Subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of EMC Insurance Group Inc. and Subsidiaries at December 31, 2007 and 2006 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, during 2007 the Company changed its method of accounting for income tax contingencies.

We also have audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the effectiveness of EMC Insurance Group Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 13, 2008 expressed an unqualified opinion thereon.

Ernst + Young LLP

Des Moines, Iowa
March 13, 2008

EMC INSURANCE GROUP INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31, 2007	December 31, 2006
ASSETS		
Investments:		
Fixed maturities:		
Securities held-to-maturity, at amortized cost (fair value $688,728 and $5,768,918)	**$ 636,969**	$ 5,679,960
Securities available-for-sale, at fair value (amortized cost $766,462,351 and $706,273,867)	**785,253,286**	716,927,579
Fixed maturity securities on loan:		
Securities available-for-sale, at fair value (amortized cost $58,865,232 and $89,841,454)	**58,994,666**	88,909,477
Equity securities available-for-sale, at fair value (cost $97,847,545 and $77,089,044)	**139,427,726**	112,527,480
Other long-term investments, at cost	**101,988**	552,202
Short-term investments, at cost	**53,295,310**	76,722,652
Total investments	**1,037,709,945**	1,001,319,350
Balances resulting from related party transactions with Employers Mutual:		
Reinsurance receivables	**33,272,405**	37,805,569
Prepaid reinsurance premiums	**4,465,836**	4,807,822
Deferred policy acquisition costs	**34,687,804**	33,662,408
Defined benefit retirement plan, prepaid asset	**11,451,758**	7,836,958
Other assets	**2,488,309**	2,410,120
Cash	**262,963**	196,274
Accrued investment income	**11,288,005**	11,363,814
Accounts receivable (net of allowance for uncollectible accounts of $0 and $0)	**81,141**	205,046
Income taxes recoverable	**3,595,645**	1,888,935
Deferred income taxes	**1,682,597**	12,403,141
Goodwill	**941,586**	941,586
Securities lending collateral	**60,785,148**	91,317,719
Total assets	**$ 1,202,713,142**	$ 1,206,158,742

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

	December 31, 2007	December 31, 2006
LIABILITIES		
Balances resulting from related party transactions with		
Employers Mutual:		
Losses and settlement expenses	$ **551,602,006**	$ 548,547,982
Unearned premiums	**158,156,683**	155,653,799
Other policyholders' funds	**8,273,187**	7,320,536
Surplus notes payable	**25,000,000**	36,000,000
Indebtedness to related party	**5,918,396**	18,621,351
Employee retirement plans	**10,518,351**	17,700,372
Other liabilities	**22,107,379**	22,702,661
Securities lending obligation	**60,785,148**	91,317,719
Total liabilities	**842,361,150**	897,864,420
STOCKHOLDERS' EQUITY		
Common stock, $1 par value, authorized 20,000,000 shares; issued and outstanding, 13,777,880 shares in 2007 and 13,741,663 shares in 2006	**13,777,880**	13,741,663
Additional paid-in capital	**108,030,228**	107,016,563
Accumulated other comprehensive income	**42,961,904**	24,934,903
Retained earnings	**195,581,980**	162,601,193
Total stockholders' equity	**360,351,992**	308,294,322
Total liabilities and stockholders' equity	$ **1,202,713,142**	$ 1,206,158,742

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME

All balances presented below, with the exception of investment income, realized investment gains and income tax expense (benefit), are the result of related party transactions with Employers Mutual.

	Year ended December 31,		
	2007	2006	2005
REVENUES			
Premiums earned	**$ 393,059,397**	$ 391,615,441	$ 415,624,746
Investment income, net	**48,481,987**	46,691,929	40,696,243
Realized investment gains	**3,723,789**	4,252,289	3,834,165
Other income	**544,422**	526,617	656,846
	445,809,595	443,086,276	460,812,000
LOSSES AND EXPENSES			
Losses and settlement expenses	**247,839,181**	228,452,492	257,926,493
Dividends to policyholders	**7,632,714**	8,663,715	7,540,547
Amortization of deferred policy acquisition costs	**88,730,235**	86,565,031	92,400,893
Other underwriting expenses	**39,330,006**	40,019,494	40,059,414
Interest expense	**1,111,469**	1,112,400	1,112,400
Other expenses	**2,247,301**	1,907,762	1,662,431
	386,890,906	366,720,894	400,702,178
Income before income tax expense (benefit)	**58,918,689**	76,365,382	60,109,822
INCOME TAX EXPENSE (BENEFIT)			
Current	**15,426,959**	21,423,901	19,782,182
Deferred	**1,013,695**	1,394,377	(2,681,405)
	16,440,654	22,818,278	17,100,777
Net income	**$ 42,478,035**	$ 53,547,104	$ 43,009,045
Net income per common share -basic and diluted	**$ 3.09**	$ 3.91	$ 3.16
Average number of common shares outstanding -basic and diluted	**13,762,663**	13,710,953	13,606,203

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended December 31,		
	2007	2006	2005
Net income	**$ 42,478,035**	$ 53,547,104	$ 43,009,045
OTHER COMPREHENSIVE INCOME (LOSS)			
Change in unrealized holding gains on investment securities, before deferred income tax expense	**19,061,343**	9,896,320	383,439
Deferred income tax expense	**6,671,470**	3,463,712	134,203
	12,389,873	6,432,608	249,236
Reclassification adjustment for realized investment gains included in net income, before income tax expense	**(3,720,964)**	(4,252,289)	(3,834,165)
Income tax expense	**(1,302,337)**	(1,488,301)	(1,341,958)
	(2,418,627)	(2,763,988)	(2,492,207)
Adjustment associated with Employers Mutual's retirement benefit plans:			
Net actuarial gain	**5,865,615**	-	-
Prior service credit	**6,527,855**	-	-
Minimum liability	**-**	264,823	(331,468)
	12,393,470	264,823	(331,468)
Deferred income tax expense (benefit)	**4,337,715**	92,688	(116,015)
	8,055,755	172,135	(215,453)
Other comprehensive income (loss)	**18,027,001**	3,840,755	(2,458,424)
Total comprehensive income	**$ 60,505,036**	$ 57,387,859	$ 40,550,621

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Year ended December 31,		
	2007	2006	2005
COMMON STOCK			
Beginning of year	**$ 13,741,663**	$ 13,642,705	$ 13,568,945
Issuance of common stock through Employers Mutual's incentive stock option plans	**36,217**	109,511	73,760
Redemption of common stock that was invalidly issued through Employers Mutual's incentive stock option plans	**-**	(10,553)	-
End of year	**13,777,880**	13,741,663	13,642,705
ADDITIONAL PAID-IN CAPITAL			
Beginning of year	**107,016,563**	104,800,407	103,467,293
Issuance of common stock through Employers Mutual's incentive stock option plans	**812,724**	2,243,776	1,333,114
Stock-based compensation expense associated with Employers Mutual's incentive stock option plans	**200,941**	178,439	-
Redemption of common stock that was invalidly issued through Employers Mutual's incentive stock option plans	**-**	(206,059)	-
End of year	**108,030,228**	107,016,563	104,800,407
ACCUMULATED OTHER COMPREHENSIVE INCOME			
Beginning of year	**24,934,903**	25,470,039	27,928,463
Change in unrealized gains (losses) on investment securities, net of deferred income taxes	**9,971,246**	3,668,620	(2,242,971)
Adjustments associated with Employers Mutual's retirement benefit plans, net of deferred income taxes:			
Change in funded status	**8,055,755**	-	-
Change in minimum liability	**-**	172,135	(215,453)
Adoption of SFAS 158	**-**	(4,375,891)	-
End of year	**42,961,904**	24,934,903	25,470,039
RETAINED EARNINGS			
Beginning of year	**162,601,193**	117,970,012	83,508,331
Net income	**42,478,035**	53,547,104	43,009,045
Dividends paid to public stockholders ($.69, $.65, $.61 per share in 2007, 2006 and 2005)	**(4,127,246)**	(3,857,395)	(3,705,796)
Dividends paid to Employers Mutual ($.69, $.65, $.61 per share in 2007, 2006 and 2005)	**(5,370,002)**	(5,058,528)	(4,596,127)
Dividends paid to Employers Mutual (reimbursement for non-GAAP expenses)	**-**	-	(245,441)
End of year	**195,581,980**	162,601,193	117,970,012
Total stockholders' equity	**$ 360,351,992**	$ 308,294,322	$ 261,883,163

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,		
	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	**$ 42,478,035**	$ 53,547,104	$ 43,009,045
Adjustments to reconcile net income to net cash provided by operating activities:			
Balances resulting from related party transactions with Employers Mutual:			
Losses and settlement expenses	**3,054,024**	4,496,921	28,615,240
Unearned premiums	**2,502,884**	(5,039,489)	(1,545,302)
Other policyholders' funds	**952,651**	1,961,420	1,751,700
Indebtedness to related party	**(12,702,955)**	(1,277,978)	13,840,481
Employee retirement plans	**1,596,649**	(4,651,920)	(827,923)
Reinsurance receivables	**4,533,164**	8,566,518	(13,115,515)
Prepaid reinsurance premiums	**341,986**	38,262	(144,795)
Commission payable	**(1,936,492)**	357,467	(4,136,359)
Interest payable	**(339,900)**	-	-
Deferred policy acquisition costs	**(1,025,396)**	443,809	353,101
Stock-based compensation plans	**97,734**	377,294	-
Other, net	**1,706,128**	252,985	1,567,742
Accrued investment income	**75,809**	(430,768)	(2,206,754)
Accrued income tax:			
Current	**(1,706,709)**	(7,533,451)	9,044,001
Deferred	**1,013,695**	1,394,377	(2,681,405)
Realized investments gains	**(3,723,789)**	(4,252,289)	(3,834,165)
Accounts receivable	**123,905**	6,549	5,241
Amortization of premium/discount on fixed maturity securities	**820,215**	757,287	928,373
	(4,616,397)	(4,533,006)	27,613,661
Cash provided by the change in the property and casualty insurance subsidiaries' aggregate pool participation percentage	**-**	-	107,801,259
Net cash provided by operating activities	**$ 37,861,638**	$ 49,014,098	$ 178,423,965

CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED

	Year ended December 31,		
	2007	2006	2005
CASH FLOWS FROM INVESTING ACTIVITIES			
Maturities of fixed maturity securities held-to-maturity	**$ 5,046,674**	$ 14,100,900	$ 9,388,335
Purchases of fixed maturity securities available-for-sale	**(176,793,575)**	(84,283,253)	(341,840,972)
Disposals of fixed maturity securities available-for-sale	**146,978,045**	39,838,361	97,002,796
Purchases of equity securities available-for-sale	**(70,986,257)**	(58,996,632)	(49,154,777)
Disposals of equity securities available-for-sale	**53,730,914**	51,785,819	45,430,758
Purchases of other long-term investments	**-**	(300,000)	(1,049,129)
Disposals of other long-term investments	**450,215**	4,017,364	2,329,656
Net sales (purchases) of short-term investments	**23,427,342**	(8,534,183)	66,881,818
Net cash used in investing activities	**(18,146,642)**	(42,371,624)	(171,011,515)
CASH FLOWS FROM FINANCING ACTIVITIES			
Balances resulting from related party transactions with Employers Mutual:			
Issuance of common stock through Employers Mutual's incentive stock option plans	**848,941**	2,353,287	1,406,874
Redemption of common stock that was invalidly issued through Employers Mutual's incentive stock option plans	**-**	(216,612)	-
Dividends paid to Employers Mutual	**(5,370,002)**	(5,058,528)	(4,596,127)
Dividends paid to Employers Mutual (reimbursement for non-GAAP expense)	**-**	-	(245,441)
Redemption of surplus note	**(11,000,000)**	-	-
Dividends paid to public stockholders	**(4,127,246)**	(3,857,395)	(3,705,796)
Net cash used in financing activities	**(19,648,307)**	(6,779,248)	(7,140,490)
NET INCREASE (DECREASE) IN CASH	**66,689**	(136,774)	271,960
Cash at the beginning of the year	**196,274**	333,048	61,088
Cash at the end of the year	**$ 262,963**	$ 196,274	$ 333,048
Income taxes paid	**$ 17,125,274**	$ 28,957,352	$ 10,738,181
Interest paid	**$ 1,459,964**	$ 1,119,663	$ 1,118,413

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation

EMC Insurance Group Inc., a 57 percent owned subsidiary of Employers Mutual Casualty Company (Employers Mutual), is an insurance holding company with operations in property and casualty insurance and reinsurance. Both commercial and personal lines of insurance are written, with a focus on medium-sized commercial accounts. Approximately 35 percent of the premiums written are in Iowa and contiguous states. The term "Company" is used interchangeably to describe EMC Insurance Group Inc. (Parent Company only) and EMC Insurance Group Inc. and its subsidiaries.

The Company's subsidiaries include EMCASCO Insurance Company, Illinois EMCASCO Insurance Company, Dakota Fire Insurance Company, EMC Reinsurance Company and EMC Underwriters, LLC. Effective December 31, 2007, Farm and City Insurance Company, the Company's wholly-owned subsidiary, was merged into EMCASCO Insurance Company.

The consolidated financial statements have been prepared on the basis of U.S. generally accepted accounting principles (GAAP), which differ in some respects from those followed in reports to insurance regulatory authorities. All significant inter-company balances and transactions have been eliminated.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Property and Casualty Insurance and Reinsurance Operations

Property and casualty insurance premiums are recognized as revenue ratably over the terms of the respective policies. Unearned premiums are calculated on the daily pro rata method. Both domestic and foreign assumed reinsurance premiums are recognized as revenues ratably over the terms of the contract period. Amounts paid as ceded reinsurance premiums are reported as prepaid reinsurance premiums and are amortized over the remaining contract period in proportion to the amount of reinsurance protection provided. Reinsurance reinstatement premiums are recognized in the same period as the loss event that gave rise to the reinstatement premiums.

Acquisition costs consisting of commissions, premium taxes and other underwriting expenses that vary with and are directly related to the production of business have been deferred and are being amortized as premium revenue is recognized. The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable value, which gives effect to the premium to be earned, related investment income, losses and settlement expenses and certain other costs expected to be incurred as the premium is earned.

Certain commercial lines of business, primarily workers' compensation, are eligible for policyholder dividends in accordance with provisions of the underlying insurance policies. Net premiums written subject to policyholder dividends represented approximately 60 percent of the Company's total net premiums written in 2007. Policyholder dividends are accrued over the terms of the underlying policies.

Liabilities for losses are based upon case-basis estimates of reported losses supplemented with bulk case loss reserves, estimates of unreported losses based upon prior experience adjusted for current trends, and estimates of losses expected to be paid under assumed reinsurance contracts. Liabilities for settlement expenses are provided by estimating expenses expected to be incurred in settling the claims provided for in the loss reserves. Changes in estimates are reflected in current operating results (see note 4).

Ceded reinsurance amounts with nonaffiliated reinsurers relating to reinsurance receivables for paid and unpaid losses and settlement expenses and prepaid reinsurance premiums are reported on the balance sheet on a gross basis. Amounts ceded to Employers Mutual relating to the affiliated reinsurance pooling agreement (see note 2) have not been grossed up because the contracts provide that receivables and payables may be offset upon settlement.

Based on current information, the liabilities for losses and settlement expenses are considered to be adequate. Since the provisions are necessarily based on estimates, the ultimate liability may be more or less than such provisions.

Investments

Securities classified as held-to-maturity are purchased with the intent and ability to be held to maturity and are carried at amortized cost. Unrealized holding gains and losses on securities held-to-maturity are not reflected in the financial statements. All other securities have been classified as securities available-for-sale and are carried at fair value, with unrealized holding gains and losses reported as accumulated other comprehensive income in stockholders' equity, net of deferred income taxes. Other long-term investments represent minor ownership interests in limited partnerships and limited liability companies and are carried at cost. Short-term investments represent money market funds, U.S. Treasury bills and commercial paper that are carried at cost, which approximates fair value.

The Company uses independent pricing sources to obtain the estimated fair value of securities. The fair value is based on quoted market prices, where available. In cases where quoted market prices are not available, the fair value is based on a variety of valuation techniques depending on the type of investment. The fair values obtained from independent pricing sources are reviewed for reasonableness and any discrepancies are investigated for final valuation.

Premiums and discounts on fixed maturity securities are amortized over the life of the security as an adjustment to yield using the effective interest method. Gains and losses realized on the disposition of investments are included in net income. The cost of investments sold is determined on the specific identification method using the highest cost basis first. Included in investments at December 31, 2007 and 2006 are securities on deposit with various regulatory authorities as required by law amounting to $12,984,532 and $13,093,900, respectively.

The Company regularly monitors its investments that have a fair value that is less than the carrying value for indications of "other-than-temporary" impairment. Several factors are used to determine whether the carrying value of an individual security has been "other-than-temporarily" impaired. Such factors include, but are not limited to, the security's value and performance in the context of the overall markets, length of time and extent the security's fair value has been below carrying value, key corporate events, collateralization of fixed maturity securities, and the Company's ability and intent to hold securities in an unrealized loss position until recovery or maturity. When a security is deemed "other-than-temporarily" impaired, the carrying value is reduced to fair value and a realized loss is recognized and charged to income.

The Company participates in a securities lending program whereby certain fixed maturity securities from the investment portfolio are loaned to other institutions for a short period of time. The Company requires initial collateral equal to 102 percent of the fair value of the loaned securities. The collateral is invested by the lending agent, in accordance with the Company's guidelines, and generates fee income for the Company that is recognized ratably over the time period the security is on loan. The securities on loan to others are segregated from the other invested assets on the Company's balance sheet. In accordance with relevant accounting literature, the collateral held by the Company is accounted for as a secured borrowing and is recorded as an asset on the Company's balance sheet, with a corresponding liability reflecting the Company's obligation to return this collateral upon the return of the loaned securities.

Income Taxes

The Company files a consolidated Federal income tax return with its subsidiaries. Consolidated income taxes/benefits are allocated among the entities based upon separate tax liabilities.

Deferred income taxes are provided for temporary differences between the tax basis of assets and liabilities and the reported amounts of those assets and liabilities for financial reporting purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Income tax expense provisions increase or decrease in the same period in which a change in tax rates is enacted. A valuation allowance is established to reduce deferred tax assets to their net realizable value if it is "more likely than not" that a tax benefit will not be realized.

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48") to clarify the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109 "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance for de-recognition of tax positions, financial statement classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company adopted FIN 48 effective January 1, 2007. FIN 48 had no effect on the operating results of the Company during 2007, as an assessment of the Company's current tax positions indicated no uncertainties that would warrant different recognition and valuation from that applied in the Company's tax returns.

Stock-Based Compensation

The Company has no stock-based compensation plans of its own; however, Employers Mutual has several stock plans that utilize the common stock of the Company. The Company receives the current fair value for all shares issued under these plans. Employers Mutual also has a stock appreciation rights (SAR) agreement in effect with an executive officer of the Company. The SAR is based upon the common stock of the Company, and because it will be settled in cash, it is considered to be a liability-classified award.

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004) "Share-Based Payment," using the modified prospective method, which requires compensation expense to be recorded for all options granted after the date of adoption as well as for existing options for which the requisite service has not been rendered as of the date of adoption. The compensation expense is based on the fair value of the stock option. The modified-prospective method does not require restatement of prior periods to reflect the impact of SFAS 123(R).

Prior to January 1, 2006, under the provisions of Accounting Principles Board (APB) No. 25 "Accounting for Stock Issued to Employees," the Company did not recognize any compensation expense from the operation of Employers Mutual's incentive stock option plans since the exercise price of the options was equal to the fair value of the stock on the date of grant. The Company's insurance subsidiaries reimburse Employers Mutual for their share of the statutory-basis compensation expense (equal to the excess of the fair value of the stock on the option exercise date over the option's exercise price) associated with stock option exercises. The statutory-basis compensation expense that was paid by the Company's subsidiaries to Employers Mutual ($245,441 in 2005) was reclassified as a dividend payment to Employers Mutual in these GAAP-basis financial statements.

The following table illustrates the effect on net income and net income per share if the Company had applied the fair value recognition provisions of SFAS No. 123(R) to Employers Mutual's incentive stock option plans:

	Year ended December 31, 2005
Net income, as reported	$ 43,009,045
Deduct: Total stock-based employee compensation expense determined under the fair value method for all awards vesting in the current calendar year	117,710
Pro forma net income	$ 42,891,335
Net income per share:	
Basic and diluted -	
As reported	$ 3.16
Pro forma	$ 3.15

Employee Retirement Plans

Effective December 31, 2006, the Company adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." SFAS 158 requires recognition of the funded status of defined benefit retirement or other postretirement plans as a net asset or liability on the balance sheet, the recognition of future changes in the funded status through other comprehensive income, and enhanced disclosure. The initial recognition of the funded status was reflected as an adjustment to the ending balance of accumulated other comprehensive income at December 31, 2006. SFAS 158 did not change the method of calculating the net periodic cost that existed under previous guidance. The adoption of SFAS 158 resulted in a $3,828,651 decrease in the defined benefit retirement plan prepaid asset, a $2,903,488 increase in the employee retirement plans liability and a corresponding $4,375,891 decrease, net of tax, in accumulated other comprehensive income. An additional requirement under SFAS 158 to measure assets and obligations as of the end of the Company's fiscal year will become effective at December 31, 2008.

Foreign Currency Transactions

Included in the underlying reinsurance business assumed by Employers Mutual are reinsurance transactions conducted with foreign cedants denominated in their local functional currencies. In accordance with the revised terms of the quota share agreement (see note 2), the reinsurance subsidiary assumes all foreign currency exchange gains/losses associated with contracts incepting on January 1, 2006 and thereafter that are subject to the quota share agreement. Previously, the foreign currency exchange gains/losses were retained by Employers Mutual. The balances resulting from these foreign reinsurance transactions are reported in the Company's consolidated balance sheets in U.S. dollars based on the foreign currency exchange rates that existed on December 31, 2007 and 2006. The balances reported in the Company's 2007 and 2006 consolidated statements of income that resulted from these foreign reinsurance transactions are reported in U.S. dollars measured at the foreign currency exchange rates that existed at the inception of each reinsurance contract. The foreign currency exchange rate gains/losses resulting from these re-measurements to U.S. dollars are reported as other income/expense in the consolidated statements of income.

Net Income Per Share - Basic and Diluted

The Company's basic and diluted net income per share is computed by dividing net income by the weighted average number of common shares outstanding during each period. As previously noted, the Company receives the current fair value for all shares issued under Employers Mutual's stock plans. As a result, the Company had no potential common shares outstanding during 2007, 2006 and 2005 that would have been dilutive to net income per share.

Goodwill

Goodwill represents the excess of cost over the fair value of net assets of acquired subsidiaries. Goodwill is not amortized, but is subject to annual impairment testing to determine if the carrying value of the goodwill exceeds the estimated fair value of net assets. If the carrying amount of the subsidiary (including goodwill) exceeds the computed fair value, an impairment loss is recognized through earnings equal to the excess amount, but not greater than the balance of the goodwill. An annual impairment test is completed in the fourth quarter of each year and goodwill was not deemed to be impaired in 2007 or 2006.

New Accounting Pronouncements

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments" – an Amendment of FASB Statement Nos. 133 and 140. SFAS 155 simplifies the accounting for certain hybrid financial instruments by permitting fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, and eliminates a restriction on passive derivative instruments that a qualifying special-purpose entity may hold. The Company adopted SFAS 155 effective January 1, 2007. Adoption of this statement had no effect on the operating results of the Company.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Adoption of this statement is not expected to have any impact on the operating results of the Company.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS 159 permits reporting entities to choose, at specified election dates, to measure eligible items at fair value (the "fair value option"). The unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. As it relates to the Company's financial reporting, the Company would be permitted to elect fair value recognition of fixed maturity and equity investments currently classified as either available-for-sale or held-to-maturity, and report the unrealized gains and losses from these investments in earnings going forward. Electing the fair value option for an existing held-to-maturity security will not call into question the intent of an entity to hold other fixed maturity securities to maturity in the future. The provisions of this statement are effective beginning with the first fiscal year that begins after November 15, 2007. The Company has no current plan to elect the fair value option, therefore, adoption of this statement is not expected to have any impact on the operating results of the Company.

In December 2007, the FASB issued SFAS No. 141 (revised 2007) "Business Combinations". This statement replaces SFAS No. 141 "Business Combinations," however it retains the fundamental requirements of SFAS No. 141 in that the acquisition method of accounting (referred to as "purchase method" in SFAS 141) be used for all business combinations. SFAS 141 (revised) is to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Adoption of this statement is not expected to have any effect on the operating results of the Company.

In December 2007, the FASB issued SFAS No. 160 "Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51." This statement amends Accounting Research Bulletin (ARB) No. 51, "Consolidated Financial Statements," to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The provisions of this statement are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Adoption of this statement is not expected to have any effect on the operating results of the Company.

2. AFFILIATION AND TRANSACTIONS WITH AFFILIATES

Property and Casualty Insurance Subsidiaries

The Company's three property and casualty insurance subsidiaries and two subsidiaries and an affiliate of Employers Mutual are parties to reinsurance pooling agreements with Employers Mutual (collectively the "pooling agreement"). Under the terms of the pooling agreement, each company cedes to Employers Mutual all of its insurance business, with the exception of any voluntary reinsurance business assumed from nonaffiliated insurance companies, and assumes from Employers Mutual an amount equal to its participation in the pool. All premiums, losses, settlement expenses, and other underwriting and administrative expenses, excluding the voluntary reinsurance business assumed by Employers Mutual from nonaffiliated insurance companies, are prorated among the parties on the basis of participation in the pool. Employers Mutual negotiates reinsurance agreements that provide protection to the pool and each of its participants, including protection against losses arising from catastrophic events. The aggregate participation of the Company's property and casualty insurance subsidiaries is 30 percent.

Operations of the pool give rise to inter-company balances with Employers Mutual, which are settled on a quarterly basis. The investment and income tax activities of the pool participants are not subject to the pooling agreement. The pooling agreement provides that Employers Mutual will make up any shortfall or difference resulting from an error in its systems and/or computational processes that would otherwise result in the required restatement of the pool participants' financial statements.

The purpose of the pooling agreement is to spread the risk of an exposure insured by any of the pool participants among all the companies. The pooling agreement produces a more uniform and stable underwriting result from year to year for all companies in the pool than might be experienced individually. In addition, each company benefits from the capacity of the entire pool, rather than being limited to policy exposures of a size commensurate with its own assets, and from the wide range of policy forms, lines of insurance written, rate filings and commission plans offered by each of the companies.

Effective January 1, 2005, the Company's aggregate participation in the pooling agreement increased from 23.5 percent to 30.0 percent and Employers Mutual's participation decreased from 65.5 percent to 59.0 percent. In connection with this change in pool participation, the Company's liabilities increased $115,042,355, invested assets increased $107,801,259 and other assets increased $722,361. The Company reimbursed Employers Mutual $6,518,735 for expenses that were incurred to generate the additional business assumed by the Company, but this expense was offset by an increase in deferred policy acquisition costs. The Company also received $274,963 in interest income from Employers Mutual as the actual cash transfer did not occur until February 15, 2005.

The Company's wholly-owned subsidiary, Farm and City Insurance Company, discontinued writing direct nonstandard risk automobile insurance business in 2004, but continued to participate in the pooling agreement. Effective December 31, 2007, Farm and City was merged into one of the other property and casualty insurance segment's subsidiaries, EMCASCO Insurance Company. This merger did not have any impact on the Company's 30 percent aggregate participation in the pooling agreement.

Reinsurance Subsidiary

The Company's reinsurance subsidiary assumes a 100 percent quota share portion of Employers Mutual's assumed reinsurance business, exclusive of certain reinsurance contracts. This includes all premiums and related losses and settlement expenses of this business, subject to a maximum loss of $2,000,000 per event ($1,500,000 in 2005). The reinsurance subsidiary does not directly reinsure any of the insurance business written by Employers Mutual or the other pool participants; however, the reinsurance subsidiary assumes reinsurance business from the Mutual Reinsurance Bureau (MRB) pool and this pool provides a small amount of reinsurance protection to the EMC Insurance Companies. As a result, the reinsurance subsidiary's assumed exposures include a small portion of the EMC Insurance Companies' direct business, after ceded reinsurance protections purchased by the MRB pool are applied. In addition, the reinsurance subsidiary does not reinsure any "involuntary" facility or pool business that Employers Mutual assumes pursuant to state law. Operations of the quota share agreement give rise to inter-company balances with Employers Mutual, which are settled on a quarterly basis. The investment and income tax activities of the reinsurance subsidiary are not subject to the quota share agreement.

Premiums assumed by the reinsurance subsidiary from Employers Mutual amounted to $71,002,733, $66,268,178 and $92,588,093 in 2007, 2006 and 2005, respectively. The large decline in 2006 is primarily attributed to Employers Mutual's reduced participation in the MRB pool (see note 3). It is customary in the reinsurance business for the assuming company to compensate the ceding company for the acquisition expenses incurred in the generation of the business. Commissions paid by the reinsurance subsidiary to Employers Mutual amounted to $17,386,129, $15,650,305 and $21,508,620 in 2007, 2006 and 2005, respectively.

Effective January 1, 2006, the terms of the quota share agreement between Employers Mutual and the reinsurance subsidiary were revised. The majority of the changes were prompted by the significant amount of hurricane losses retained by Employers Mutual during the severe 2005 hurricane season; however, other changes were made to simplify and clarify the terms and conditions of the quota share agreement. The revised terms of the quota share agreement are as follows: (1) the reinsurance subsidiary's retention, or cap, on losses assumed per event increased from $1,500,000 to $2,000,000; (2) the cost of the $2,000,000 cap on losses assumed per event is treated as a reduction to premiums written rather than commission expense; (3) the reinsurance subsidiary no longer directly pays for the outside reinsurance protection that Employers Mutual purchases to protect itself from catastrophic losses on the assumed reinsurance business it retains in excess of the cap, and instead pays a higher premium rate (previously accounted for as commission); and (4) the reinsurance subsidiary assumes all foreign currency exchange gain/loss associated with contracts incepting on January 1, 2006 and thereafter that are subject to the quota share agreement. For 2007 and 2006, the premium rate paid by the reinsurance subsidiary to Employers Mutual was 10.50 percent of premiums written. The corresponding rate for 2005 was approximately 8.50 percent (4.50 percent override commission rate plus approximately 4.00 percent for the cost of the outside reinsurance protection). The net foreign currency exchange loss assumed by the reinsurance subsidiary in 2007 and 2006 was $512,281 and $61,055, respectively.

Under the terms of the quota share agreement, the reinsurance subsidiary receives reinstatement premium income that is collected by Employers Mutual from the ceding companies when reinsurance coverage is reinstated after a loss event; however, the cap on losses assumed per event contained in the quota share agreement is automatically reinstated without cost. This arrangement can produce unusual underwriting results for the reinsurance subsidiary when a large event occurs because the reinstatement premium income received by the reinsurance subsidiary may approximate, or exceed, the amount of losses retained.

During 2007 and 2006, Employers Mutual retained 10.5 percent of the gross assumed premiums written subject to cession to the reinsurance subsidiary ($8,329,929 in 2007 and $7,774,480 in 2006) as compensation for the $2,000,000 cap on losses assumed per event. In 2005, the reinsurance subsidiary paid Employers Mutual override commissions of $4,166,464 for the $1,500,000 cap per event, and also paid for 100 percent of the outside reinsurance protection Employers Mutual purchased to protect itself from catastrophic losses on the assumed reinsurance business it retained in excess of the cap, excluding reinstatement premiums. This cost was recorded as a reduction to the premiums received by the reinsurance subsidiary and amounted to $3,695,833 in 2005. The reinsurance subsidiary's premiums earned for 2006 reflect a reduction of $508,333 associated with the runoff of the unearned premium from the outside reinsurance protection purchased in 2005, which expired on April 30, 2006. Employers Mutual retained losses and settlement expenses under the quota share agreement totaling ($52,664) in 2007, $1,029,236 in 2006 and $28,682,084 in 2005.

Services Provided by Employers Mutual

Employers Mutual provides various services to all of its subsidiaries and affiliates. Such services include data processing, claims, financial, actuarial, legal, auditing, marketing and underwriting. Employers Mutual allocates a portion of the cost of these services to its subsidiaries that do not participate in the pooling agreement based upon a number of criteria, including usage of the services and the number of transactions. The remaining costs are charged to the pooling agreement and each pool participant shares in the total cost in accordance with its pool participation percentage. Costs allocated to the Company by Employers Mutual for services provided to the holding company and its subsidiaries that do not participate in the pooling agreement amounted to $2,314,211, $2,081,688 and $1,829,565 in 2007, 2006 and 2005, respectively. Costs allocated to the Company through the operation of the pooling agreement amounted to $66,646,772, $68,369,409 and $61,486,820 in 2007, 2006 and 2005, respectively.

Investment expenses are based on actual expenses incurred by the Company plus an allocation of other investment expenses incurred by Employers Mutual, which is based on a weighted average of total invested assets and number of investment transactions. Investment expenses allocated to the Company by Employers Mutual amounted to $1,455,808, $1,310,193 and $1,011,370 in 2007, 2006 and 2005, respectively.

3. REINSURANCE

The parties to the pooling agreement cede insurance business to other insurers in the ordinary course of business for the purpose of limiting their maximum loss exposure through diversification of their risks. In its consolidated financial statements, the Company treats risks to the extent they are reinsured as though they were risks for which the Company is not liable. Insurance ceded by the pool participants does not relieve their primary liability as the originating insurers. Employers Mutual evaluates the financial condition of the reinsurers of the parties to the pooling agreement and monitors concentrations of credit risk arising from similar geographic regions, activities or economic characteristics of the reinsurers to minimize exposure to significant losses from reinsurer insolvencies.

As of December 31, 2007, reinsurance ceded to two nonaffiliated reinsurers aggregated $19,530,607, which represents a significant portion of the total prepaid reinsurance premiums and reinsurance receivables for losses and settlement expenses. These amounts reflect the property and casualty insurance subsidiaries' aggregate pool participation percentage of amounts ceded by Employers Mutual to these organizations on a mandatory basis. Credit risk associated with these amounts is minimal, as all companies participating in these organizations are responsible for the liabilities of such organizations on a pro rata basis.

The effect of reinsurance on premiums written and earned, and losses and settlement expenses incurred, for the three years ended December 31, 2007 is presented below.

	Year ended December 31,		
	2007	**2006**	2005
Premiums written			
Direct	**$ 209,843,738**	$ 191,515,607	$ 187,484,611
Assumed from nonaffiliates	**3,140,966**	3,414,423	4,537,413
Assumed from affiliates	**417,765,859**	408,950,067	463,777,028
Ceded to nonaffiliates	**(25,651,328)**	(26,112,282)	(25,080,441)
Ceded to affiliates	**(209,843,738)**	(191,515,607)	(187,484,611)
Net premiums written	**$ 395,255,497**	$ 386,252,208	$ 443,234,000
Premiums earned			
Direct	**$ 203,150,361**	$ 188,426,941	$ 186,933,086
Assumed from nonaffiliates	**3,343,646**	3,697,564	4,455,928
Assumed from affiliates	**415,709,061**	414,068,427	435,085,847
Ceded to nonaffiliates	**(25,993,310)**	(26,150,550)	(23,917,029)
Ceded to affiliates	**(203,150,361)**	(188,426,941)	(186,933,086)
Net premiums earned	**$ 393,059,397**	$ 391,615,441	$ 415,624,746
Losses and settlement expenses incurred			
Direct	**$ 107,713,031**	$ 95,639,897	$ 137,398,803
Assumed from nonaffiliates	**2,332,368**	2,545,606	7,082,993
Assumed from affiliates	**251,873,620**	233,284,454	280,482,249
Ceded to nonaffiliates	**(6,366,807)**	(7,377,568)	(29,638,749)
Ceded to affiliates	**(107,713,031)**	(95,639,897)	(137,398,803)
Net losses and settlement expenses incurred	**$ 247,839,181**	$ 228,452,492	$ 257,926,493

For 2007 and 2006, premiums written and earned assumed from affiliates, and losses and settlement expenses incurred assumed from affiliates, reflect a reduction in Employers Mutual's participation in the MRB pool. The board of directors of the MRB pool approved the admission of two new assuming companies to the pool effective January 1, 2006. This reduced Employers Mutual's participation in the pool from a one-third share to an approximate one-fifth share (one company is only assuming property exposures). The premiums written assumed from affiliates and net premiums written amounts for 2006 also include a negative $3,440,024 portfolio adjustment which serves as an offset to the decrease in unearned premiums recognized in connection with this change in participation.

4. LIABILITY FOR LOSSES AND SETTLEMENT EXPENSES

The following table sets forth a reconciliation of beginning and ending reserves for losses and settlement expenses of the Company. Amounts presented are on a net basis, with a reconciliation of beginning and ending reserves to the gross amounts presented in the consolidated financial statements.

	Year ended December 31,		
	2007	2006	2005
Gross reserves at beginning of year	**$ 548,547,982**	$ 544,051,061	$ 429,677,302
Re-valuation due to foreign currency exchange rates	**(190,027)**	-	-
Ceded reserves at beginning of year	**(35,608,811)**	(42,650,556)	(25,358,320)
Net reserves at beginning of year, before adjustment	**512,749,144**	501,400,505	404,318,982
Adjustment to beginning reserves due to change in pool participation	**-**	-	78,818,305
Net reserves at beginning of year, after adjustment	**512,749,144**	501,400,505	483,137,287
Incurred losses and settlement expenses			
Provision for insured events of the current year	**286,577,209**	270,368,747	273,334,396
Decrease in provision for insured events of prior years	**(38,738,028)**	(41,916,255)	(15,407,903)
Total incurred losses and settlement expenses	**247,839,181**	228,452,492	257,926,493
Payments			
Losses and settlement expenses attributable to insured events of the current year	**104,196,419**	92,061,399	99,998,372
Losses and settlement expenses attributable to insured events of prior years	**137,265,209**	125,042,454	139,664,903
Total payments	**241,461,628**	217,103,853	239,663,275
Net reserves at end of year	**519,126,697**	512,749,144	501,400,505
Ceded reserves at end of year	**31,878,286**	35,608,811	42,650,556
Gross reserves at end of year, before foreign currency re-valuation	**551,004,983**	548,357,955	544,051,061
Re-valuation due to foreign currency exchange rates	**597,023**	190,027	-
Gross reserves at end of year	**$ 551,602,006**	$ 548,547,982	$ 544,051,061

Underwriting results of the Company are significantly influenced by the estimates of loss and settlement expense reserves. Changes in reserve estimates are reflected in operating results in the year such changes are recorded. Both the property and casualty insurance and reinsurance segments experienced favorable development on prior years' reserves in all three years presented.

2007 Development

For the property and casualty insurance segment, the December 31, 2007 estimate of loss and settlement expense reserves for accident years 2006 and prior decreased $27,976,811 from the estimate at December 31, 2006. This decrease represents 6.8 percent of the December 31, 2006 gross carried reserves and is primarily attributed to the final settlement of closed claims.

For the reinsurance segment, the December 31, 2007 estimate of loss and settlement expense reserves for accident years 2006 and prior decreased $10,761,217 from the estimate at December 31, 2006. This decrease represents 7.8 percent of the December 31, 2006 gross carried reserves and is largely attributed to the 2004, 2005 and 2006 accident years in the HORAD book of business.

2006 Development

For the property and casualty insurance segment, the December 31, 2006 estimate of loss and settlement expense reserves for accident years 2005 and prior decreased $32,255,312 from the estimate at December 31, 2005. This decrease represents 7.9 percent of the December 31, 2005 gross carried reserves and is primarily attributed to the final settlement of closed claims.

For the reinsurance segment, the December 31, 2006 estimate of loss and settlement expense reserves for accident years 2005 and prior decreased $9,660,943 from the estimate at December 31, 2005. This decrease represents 7.2 percent of the December 31, 2005 gross carried reserves and is largely attributed to the 2004 and 2005 accident years in the HORAD book of business.

2005 Development

For the property and casualty insurance segment, the December 31, 2005 estimate of loss and settlement expense reserves for accident years 2004 and prior decreased $14,808,375 from the estimate at December 31, 2004. This decrease represents 4.8 percent of the December 31, 2004 gross carried reserves and is primarily attributed to downward development of individual case loss reserves and settlement expense reserves. In addition, during the fourth quarter the Company reallocated a portion of a bulk case loss reserve carried in the workers' compensation line of business to various components of the loss and settlement expense reserve for the other liability line of business (IBNR, asbestos and settlement expense) and eliminated the remainder, resulting in $2,145,000 of favorable development.

For the reinsurance segment, the December 31, 2005 estimate of loss and settlement expense reserves for accident years 2004 and prior decreased $599,528 from the estimate at December 31, 2004. This decrease represents 0.5 percent of the December 31, 2004 gross carried reserves and is attributed to the HORAD book of business.

5. ASBESTOS AND ENVIRONMENTAL RELATED CLAIMS

The Company has exposure to asbestos and environmental related claims associated with the insurance business written by the parties to the pooling agreement and the reinsurance business assumed from Employers Mutual by the reinsurance subsidiary. These exposures are not considered to be significant. Asbestos and environmental losses paid by the Company have averaged only $424,258 per year over the past five years. Reserves for asbestos and environmental related claims for direct insurance and assumed reinsurance business totaled $7,433,535 and $7,288,116 ($7,400,162 and $7,288,116 net of reinsurance) at December 31, 2007 and 2006, respectively.

At present, the Company is defending approximately 600 asbestos bodily injury lawsuits, some of which involve multiple plaintiffs. Four former policyholders and one current policyholder dominate the Company's asbestos claims. Most of these defenses are subject to express reservation of rights based upon the lack of an injury within the Company's policy periods, because many asbestos lawsuits do not specifically allege dates of asbestos exposure or dates of injury. During 2003, the Company was presented with several hundred lawsuits (primarily multi-plaintiff lawsuits) filed against three former policyholders representing approximately 66,500 claims related to exposure to asbestos or products containing asbestos. These claims are based upon nonspecific asbestos exposure and nonspecific injuries. As a result, management did not establish a significant amount of case loss reserves associated with these claims. During 2006 and 2007, several of the multi-plaintiff lawsuits (including the vast majority of those associated with one former policyholder) were dismissed. As of December 31, 2007, approximately 5,000 of the claims remained open. During 2006, the Company received notice that another former insured was a named defendant in approximately 33,000 claims nationwide. As of December 31, 2007, approximately 27,000 of these claims remained open. To date, actual losses paid have been minimal due to the plaintiffs' failure to identify an exposure to any asbestos-containing product associated with the Company's policyholders. Defense costs, on the other hand, are more significant due to the large number of parties involved in the litigation and the length of time required to obtain a favorable judgment. Whenever possible, the Company has participated in cost sharing agreements with other insurance companies to reduce overall asbestos claim expenses. The Company believes its settlement expense reserve adequately provides for these projected expenses.

Estimating loss and settlement expense reserves for asbestos and environmental claims is very difficult due to the many uncertainties surrounding these types of claims. These uncertainties exist because the assignment of responsibility varies widely by state and claims often emerge long after a policy has expired, which makes assignment of damages to the appropriate party and to the time period covered by a particular policy difficult. In establishing reserves for these types of claims, management monitors the relevant facts concerning each claim, the current status of the legal environment, social and political conditions, and claim history and trends within the Company and the industry.

6. STATUTORY INFORMATION AND DIVIDEND RESTRICTIONS

The Company's insurance subsidiaries are required to file financial statements with state regulatory authorities. The accounting principles used to prepare these statutory financial statements follow prescribed or permitted accounting practices that differ from GAAP. Prescribed statutory accounting principles include state laws, regulations and general administrative rules issued by the state of domicile, as well as a variety of publications and manuals of the National Association of Insurance Commissioners (NAIC). Permitted accounting practices encompass all accounting practices not prescribed, but allowed by the state of domicile. The Company's insurance subsidiaries had no permitted accounting practices during 2007, 2006 and 2005.

Statutory surplus of the Company's insurance subsidiaries was $344,259,890 and $310,279,721 at December 31, 2007 and 2006, respectively. Statutory net income of the Company's insurance subsidiaries was $47,304,097, $57,701,796 and $40,736,759 for 2007, 2006 and 2005, respectively.

The NAIC utilizes a risk-based capital model to help state regulators assess the capital adequacy of insurance companies and identify insurers that are in, or are perceived as approaching, financial difficulty. This model establishes minimum capital needs based on the risks applicable to the operations of the individual insurer. The risk-based capital requirements for property and casualty insurance companies measure three major areas of risk: asset risk, credit risk and underwriting risk. Companies having less statutory surplus than required by the risk-based capital requirements are subject to varying degrees of regulatory scrutiny and intervention, depending on the severity of the inadequacy. At December 31, 2007, the Company's insurance subsidiaries had total adjusted statutory capital of $344,259,890, which is well in excess of the minimum risk-based capital requirement of $55,525,713.

The amount of retained earnings of the Company's insurance subsidiaries available for distribution as dividends are limited by law to a percentage of the statutory unassigned surplus of each of the subsidiaries as of the previous December 31, as determined in accordance with accounting practices prescribed by insurance regulatory authorities of the state of domicile of each subsidiary. Subject to this limitation, the maximum dividend that may be paid within a 12 month period without prior approval of the insurance regulatory authorities is generally restricted to the greater of 10 percent of statutory surplus as regards policyholders as of the preceding December 31, or net income of the preceding calendar year on a statutory basis, not greater than earned statutory surplus. At December 31, 2007, $46,778,786 was available for distribution to the Company in 2008 without prior approval.

7. SEGMENT INFORMATION

The Company's operations consist of a property and casualty insurance segment and a reinsurance segment. The property and casualty insurance segment writes both commercial and personal lines of insurance, with a focus on medium-sized commercial accounts. The reinsurance segment provides reinsurance for other insurers and reinsurers. The segments are managed separately due to differences in the insurance products sold and the business environment in which they operate. The accounting policies of the segments are described in note 1, Summary of Significant Accounting Policies.

Summarized financial information for the Company's segments is as follows:

Year ended December 31, 2007	Property and casualty insurance	Reinsurance	Parent company	Consolidated
Premiums earned	$ 320,836,066	$ 72,223,331	$ -	$ 393,059,397
Underwriting gain	2,189,628	7,337,633	-	9,527,261
Net investment income	36,000,281	12,267,193	214,513	48,481,987
Realized investment gains	3,460,933	262,856	-	3,723,789
Other income	544,422	-	-	544,422
Interest expense	772,500	338,969	-	1,111,469
Other expenses	776,020	519,771	951,510	2,247,301
Income (loss) before income tax expense (benefit)	$ 40,646,744	$ 19,008,942	$ (736,997)	$ 58,918,689
Assets	$ 938,521,914	$ 262,548,077	$ 360,915,377	$ 1,561,985,368
Eliminations	-	-	(358,953,822)	(358,953,822)
Reclassifications	(12,107)	(306,297)	-	(318,404)
Net assets	$ 938,509,807	$ 262,241,780	$ 1,961,555	$ 1,202,713,142

Year ended December 31, 2006	Property and casualty insurance	Reinsurance	Parent company	Consolidated
Premiums earned	$ 318,416,718	$ 73,198,723	$ -	$ 391,615,441
Underwriting gain	22,401,468	5,513,241	-	27,914,709
Net investment income	34,310,739	12,116,726	264,464	46,691,929
Realized investment gains	4,026,538	225,751	-	4,252,289
Other income	526,617	-	-	526,617
Interest expense	772,500	339,900	-	1,112,400
Other expenses	1,065,324	61,055	781,383	1,907,762
Income (loss) before income tax expense (benefit)	$ 59,427,538	$ 17,454,763	$ (516,919)	$ 76,365,382
Assets	$ 925,982,451	$ 274,017,436	$ 308,492,536	$ 1,508,492,423
Eliminations	-	-	(302,723,950)	(302,723,950)
Reclassifications	-	(94,816)	485,085	390,269
Net assets	$ 925,982,451	$ 273,922,620	$ 6,253,671	$ 1,206,158,742

Year ended December 31, 2005	Property and casualty insurance	Reinsurance	Parent company	Consolidated
Premiums earned	$ 321,164,542	$ 94,460,204	$ -	$ 415,624,746
Underwriting gain	9,184,117	8,513,282	-	17,697,399
Net investment income	29,694,641	10,783,434	218,168	40,696,243
Realized investment gains (losses)	3,803,585	36,205	(5,625)	3,834,165
Other income	656,846	-	-	656,846
Interest expense	772,500	339,900	-	1,112,400
Other expenses	821,511	-	840,920	1,662,431
Income (loss) before income tax expense (benefit)	$ 41,745,178	$ 18,993,021	$ (628,377)	$ 60,109,822

The following table displays the net premiums earned of the property and casualty insurance segment and the reinsurance segment for the three years ended December 31, 2007, by line of insurance.

	Year ended December 31,		
	2007	2006	2005
Property and casualty insurance segment			
Commercial lines:			
Automobile	**$ 71,707,064**	$ 71,467,542	$ 72,417,154
Property	**61,800,450**	61,428,919	60,284,142
Workers' compensation	**63,198,459**	60,393,515	61,986,051
Liability	**71,135,884**	69,499,230	66,030,019
Other	**8,562,606**	8,221,362	7,226,321
Total commercial lines	**276,404,463**	271,010,568	267,943,687
Personal lines:			
Automobile	**23,462,308**	25,118,055	29,457,545
Property	**20,320,952**	21,656,438	23,161,197
Liability	**648,343**	631,657	602,113
Total personal lines	**44,431,603**	47,406,150	53,220,855
Total property and casualty insurance	**$ 320,836,066**	$ 318,416,718	$ 321,164,542
Reinsurance segment			
Pro rata reinsurance:			
Property and casualty	**$ 9,940,681**	$ 10,900,235	$ 19,156,254
Property	**14,894,538**	13,087,674	16,620,046
Crop	**3,741,830**	4,259,551	3,969,105
Casualty	**1,725,814**	1,435,813	1,001,623
Marine/Aviation	**478,684**	2,962,231	7,224,739
Total pro rata reinsurance	**30,781,547**	32,645,504	47,971,767
Excess-of-loss reinsurance:			
Property	**30,281,252**	28,071,206	30,465,005
Casualty	**11,166,094**	12,452,208	16,069,819
Surety	**(5,562)**	29,805	(46,387)
Total excess-of-loss reinsurance	**41,441,784**	40,553,219	46,488,437
Total reinsurance	**$ 72,223,331**	$ 73,198,723	$ 94,460,204
Consolidated	**$ 393,059,397**	$ 391,615,441	$ 415,624,746

8. INVESTMENTS

Investments of the Company's insurance subsidiaries are subject to the insurance laws of the state of their incorporation. These laws prescribe the kind, quality and concentration of investments that may be made by insurance companies. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds, preferred and common stocks and real estate mortgages. The Company believes that it is in compliance with these laws.

The amortized cost and estimated fair value of securities held-to-maturity and available-for-sale as of December 31, 2007 and 2006 are as follows.

December 31, 2007		Amortized cost		Gross unrealized gains		Gross unrealized losses		Estimated fair value
Securities held-to-maturity:								
Fixed maturity securities:								
Mortgage-backed securities	$	636,969	$	51,759	$	-	$	688,728
Total securities held-to-maturity	$	636,969	$	51,759	$	-	$	688,728
Securities available-for-sale:								
Fixed maturity securities:								
U.S. treasury securities	$	4,723,156	$	259,891	$	-	$	4,983,047
U.S. government-sponsored agencies		448,848,928		4,515,757		12,500		453,352,185
Obligations of states and political subdivisions		250,021,827		9,639,535		32,587		259,628,775
Mortgage-backed securities		10,240,502		202,895		12,639		10,430,758
Public utilities		6,002,621		350,413		-		6,353,034
Debt securities issued by foreign governments		6,756,377		137,978		-		6,894,355
Corporate securities		98,734,172		3,948,154		76,528		102,605,798
Total fixed maturity securities		825,327,583		19,054,623		134,254		844,247,952
Equity securities:								
Common stocks		73,847,545		44,406,455		685,974		117,568,026
Non-redeemable preferred stocks		24,000,000		240,000		2,380,300		21,859,700
Total equity securities		97,847,545		44,646,455		3,066,274		139,427,726
Total securities available-for-sale	$	923,175,128	$	63,701,078	$	3,200,528	$	983,675,678

December 31, 2006	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Securities held-to-maturity:				
Fixed maturity securities:				
U.S. government-sponsored agencies	$ 4,996,845	$ 46,386	$ -	$ 5,043,231
Mortgage-backed securities	683,115	42,572	-	725,687
Total securities held-to-maturity	$ 5,679,960	$ 88,958	$ -	$ 5,768,918
Securities available-for-sale:				
Fixed maturity securities:				
U.S. treasury securities	$ 21,385,036	$ 256,543	$ -	$ 21,641,579
U.S. government-sponsored agencies	406,027,449	73,405	5,598,414	400,502,440
Obligations of states and political subdivisions	258,311,579	11,011,346	8,920	269,314,005
Mortgage-backed securities	18,316,236	880,460	93,506	19,103,190
Public utilities	6,003,305	329,532	-	6,332,837
Debt securities issued by foreign governments	6,904,081	71,495	17,930	6,957,646
Corporate securities	97,836,950	3,309,417	491,693	100,654,674
Total fixed maturity securities	814,784,636	15,932,198	6,210,463	824,506,371
Equity securities:				
Common stocks	68,589,044	35,609,868	462,732	103,736,180
Non-redeemable preferred stocks	8,500,000	291,300	-	8,791,300
Total equity securities	77,089,044	35,901,168	462,732	112,527,480
Total securities available-for-sale	$ 891,873,680	$ 51,833,366	$ 6,673,195	$ 937,033,851

The following table sets forth the estimated fair value and gross unrealized losses associated with investment securities that were in an unrealized loss position as of December 31, 2007 and 2006, listed by length of time the securities have been in an unrealized loss position.

December 31, 2007	Less than twelve months		Twelve months or longer		Total	
Description of securities	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
U.S. government-sponsored agencies	$ 4,987,500	$ 12,500	$ -	$ -	$ 4,987,500	$ 12,500
Obligations of states and political subdivisions	3,091,035	32,587	-	-	3,091,035	32,587
Mortgage-backed securities	-	-	2,985,020	12,639	2,985,020	12,639
Corporate securities	-	-	12,546,437	76,528	12,546,437	76,528
Subtotal, fixed maturity securities	8,078,535	45,087	15,531,457	89,167	23,609,992	134,254
Common stocks	19,871,014	685,974	-	-	19,871,014	685,974
Non-redeemable preferred stocks	11,619,700	2,380,300	-	-	11,619,700	2,380,300
Subtotal, equity securities	31,490,714	3,066,274	-	-	31,490,714	3,066,274
Total temporarily impaired securities	$ 39,569,249	$ 3,111,361	$ 15,531,457	$ 89,167	$ 55,100,706	$ 3,200,528

December 31, 2006	Less than twelve months		Twelve months or longer		Total	
Description of securities	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
U.S. government-sponsored agencies	$ 78,201,617	$ 398,385	$ 304,240,856	$ 5,200,029	$ 382,442,473	$ 5,598,414
Obligations of states and political subdivisions	3,042,105	8,920	-	-	3,042,105	8,920
Mortgage-backed securities	-	-	8,037,355	93,506	8,037,355	93,506
Debt securities issued by foreign governments	5,887,238	17,930	-	-	5,887,238	17,930
Corporate securities	6,201,430	23,085	23,742,423	468,608	29,943,853	491,693
Subtotal, fixed maturity securities	93,332,390	448,320	336,020,634	5,762,143	429,353,024	6,210,463
Common stocks	14,207,805	462,732	-	-	14,207,805	462,732
Total temporarily impaired securities	$ 107,540,195	$ 911,052	$ 336,020,634	$ 5,762,143	$ 443,560,829	$ 6,673,195

Unrealized losses on fixed maturity securities totaled $134,254 at December 31, 2007. The unrealized losses on U.S. government-sponsored agencies, obligations of states and political subdivisions, and mortgage-backed securities were all primarily caused by an increase in interest rates. The unrealized losses on corporate securities at December 31, 2007 include $55,880 of unrealized losses on three financial services fixed maturity securities (Chase Manhattan Corporation, 1st National Bank Charlotte, and Comerica Bank). None of these securities are considered non-investment grade by credit rating agencies. Because the Company has both the ability and intent to hold these fixed maturity securities until maturity, it was determined that the carrying value of these securities was not "other-than-temporarily" impaired at December 31, 2007.

The unrealized losses on common and preferred stocks at December 31, 2007 are not concentrated in a particular sector or an individual security. The Company believes the unrealized losses on common and preferred stocks are primarily due to general fluctuations in the equity markets and do not consider these securities to be "other-than-temporarily" impaired at December 31, 2007.

The amortized cost and estimated fair value of fixed maturity securities at December 31, 2007, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties.

	Amortized cost	Estimated fair value
Securities held-to-maturity:		
Due in one year or less	$ -	$ -
Due after one year through five years	-	-
Due after five years through ten years	-	-
Due after ten years	-	-
Mortgage-backed securities	636,969	688,728
Totals	$ 636,969	$ 688,728
Securities available-for-sale:		
Due in one year or less	$ 7,050,725	$ 7,085,097
Due after one year through five years	169,221,201	172,316,492
Due after five years through ten years	193,388,987	194,780,539
Due after ten years	445,426,168	459,635,066
Mortgage-backed securities	10,240,502	10,430,758
Totals	$ 825,327,583	$ 844,247,952

The mortgage-backed securities shown in the above tables include $4,429,128 of securities issued by government corporations and agencies. Investment yields may vary from those anticipated due to changes in the prepayment patterns of the underlying collateral.

A summary of realized investment gains and losses is as follows:

	Year ended December 31,		
	2007	2006	2005
Fixed maturity securities held-to-maturity: (1)			
Gross realized investment gains	$ **2,825**	$ -	$ -
Gross realized investment losses	-	-	-
Fixed maturity securities available-for-sale:			
Gross realized investment gains	**217,805**	489,813	1,037,489
Gross realized investment losses	-	-	(5,625)
Equity securities available-for-sale:			
Gross realized investment gains	**8,369,378**	7,751,897	5,245,640
Gross realized investment losses	**(3,589,641)**	(3,239,567)	(2,443,339)
"Other-than-temporary" impairments	**(1,276,578)**	(749,854)	-
Totals	**$ 3,723,789**	$ 4,252,289	$ 3,834,165

(1) Investment gains realized on fixed maturity securities held-to-maturity are the result of calls and prepayments.

The equity securities "other-than-temporary" impairments include the write-down of 14 equity securities for the year ended December 31, 2007 and 12 equity securities for the year ended December 31, 2006.

A summary of net investment income is as follows:

	Year ended December 31,		
	2007	2006	2005
Interest on fixed maturity securities	**$ 47,127,235**	$ 45,119,600	$ 38,692,057
Dividends on equity securities	**2,475,860**	1,871,420	1,188,617
Interest on short-term investments	**316,674**	789,114	1,428,903
Interest on long-term investments	**102,208**	383,195	548,393
Fees from securities lending	**160,560**	41,408	47,368
Total investment income	**50,182,537**	48,204,737	41,905,338
Investment expenses	**(1,700,550)**	(1,512,808)	(1,209,095)
Net investment income	**$ 48,481,987**	$ 46,691,929	$ 40,696,243

A summary of net changes in unrealized holding gains (losses) on securities available-for-sale is as follows:

	Year ended December 31,		
	2007	2006	2005
Fixed maturity securities	**$ 9,198,634**	$ (2,566,988)	$(11,574,684)
Applicable deferred income tax expense (benefit)	**3,219,523**	(898,447)	(4,051,140)
Total fixed maturity securities	**5,979,111**	(1,668,541)	(7,523,544)
Equity securities	**6,141,745**	8,211,019	8,123,957
Applicable deferred income tax expense	**2,149,610**	2,873,858	2,843,384
Total equity securities	**3,992,135**	5,337,161	5,280,573
Total available-for-sale securities	**$ 9,971,246**	$ 3,668,620	$ (2,242,971)

9. INCOME TAXES

Temporary differences between the consolidated financial statement carrying amount and tax basis of assets and liabilities that give rise to significant portions of the deferred income tax asset at December 31, 2007 and 2006 are as follows:

	Year ended December 31,	
	2007	2006
Loss reserve discounting	**$ 20,539,636**	$ 22,326,460
Unearned premium reserve limitation	**10,905,126**	10,674,281
Retirement benefits	**5,596,444**	7,397,855
Other policyholders' funds payable	**2,895,615**	2,562,188
Other, net	**2,365,287**	2,322,783
Total deferred income tax asset	**42,302,108**	45,283,567
Deferred policy acquisition costs	**(12,140,731)**	(11,781,843)
Net unrealized holding gains on investment securities	**(21,175,193)**	(15,806,060)
Retirement benefits	**(5,969,072)**	(4,082,963)
Other, net	**(1,334,515)**	(1,209,560)
Total deferred income tax liability	**(40,619,511)**	(32,880,426)
Net deferred income tax asset	**$ 1,682,597**	$ 12,403,141

Based upon anticipated future taxable income and consideration of all other available evidence, management believes that it is "more likely than not" that the Company's net deferred income tax asset will be realized.

The actual income tax expense for the years ended December 31, 2007, 2006 and 2005 differed from the "expected" income tax expense for those years (computed by applying the United States federal corporate tax rate of 35 percent to income before income tax expense) as follows:

	Year ended December 31,		
	2007	2006	2005
Computed "expected" income tax expense	**$ 20,621,541**	$ 26,727,884	$ 21,038,438
Increases (decreases) in tax resulting from:			
Tax-exempt interest income	**(4,277,856)**	(4,329,114)	(4,388,849)
Proration of tax-exempt interest and dividends received deduction	**732,062**	717,217	685,417
Other, net	**(635,093)**	(297,709)	(234,229)
Income tax expense	**$ 16,440,654**	$ 22,818,278	$ 17,100,777

Comprehensive income tax expense included in the consolidated financial statements for the years ended December 31, 2007, 2006 and 2005 is as follows:

	Year ended December 31,		
	2007	2006	2005
Income tax expense (benefit) on:			
Operations	**$ 16,440,654**	$ 22,818,278	$ 17,100,777
Change in unrealized holding gains (losses) on investment securities	**5,369,133**	1,975,411	(1,207,756)
Adjustment for retirement benefit plans:			
Pension plans	**1,343,840**	-	-
Postretirement benefit plans	**2,993,875**	-	-
Minimum pension liability	**-**	92,688	(116,015)
Comprehensive income tax expense	**26,147,502**	24,886,377	15,777,006
Adjustment for adoption of SFAS No. 158:			
Pension plans	**-**	(1,623,653)	-
Postretirement benefit plans	**-**	(732,595)	-
Income tax expense reflected in accumulated other comprehensive income	**$ 26,147,502**	$ 22,530,129	$ 15,777,006

Effective January 1, 2007, the Company adopted FIN 48 "Accounting for Uncertainty in Income Taxes." FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance for de-recognition of tax positions, financial statement classification, interest and penalties, accounting in interim periods, disclosure, and transition. Adoption of this interpretation had no effect on the operating results of the Company, as an assessment of the Company's tax positions indicated no uncertainties that would warrant different recognition and valuation from that applied in the Company's tax returns.

Management of the Company carefully reviewed all individually significant tax positions during 2007 and concluded that the recording of any obligation related to an uncertain tax position under FIN 48 was not warranted. During 2007, the Company recognized a $34,736 underpayment penalty relating to its December 31, 2006 U.S. federal tax return. The Company did not recognize any interest or other penalties related to U.S. federal or state income taxes during 2007. It is the Company's accounting policy to reflect income tax penalties as other expense, and interest as interest expense.

The Company files U.S. federal tax returns, along with various states income tax returns. The Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2004.

10. SURPLUS NOTES

The Company's property and casualty insurance subsidiaries issued surplus notes totaling $25,000,000 and the reinsurance subsidiary issued $11,000,000 of surplus notes to Employers Mutual. On December 31, 2007, the reinsurance subsidiary redeemed its $11,000,000 of surplus notes, along with accrued interest. The surplus notes carried an annual interest rate of 3.09 percent through 2007 and do not have a maturity date. The Inter-Company Committees of the Company and Employers Mutual approved an increase in the interest rate on the outstanding notes to 3.60 percent effective February 1, 2008, subject to regulatory approval. A review of the interest rate on the surplus notes will be conducted by the Inter-Company Committees every five years. Payment of interest and repayment of principal can only be made out of each subsidiary's statutory surplus earnings and is subject to approval by the issuing company's state of domicile. The surplus notes are subordinate and junior in right of payment to all obligations or liabilities of the subsidiaries. Interest expense on surplus notes amounted to $1,111,469 for 2007 and $1,112,400 for 2006 and 2005.

11. EMPLOYEE RETIREMENT PLANS

Employers Mutual has various employee benefit plans, including a defined benefit retirement plan (pension) and a supplemental retirement plan. Employers Mutual also has two postretirement benefit plans that provide retiree healthcare and life insurance coverage. Although the Company has no employees of its own, it is responsible for its share of the expenses and related prepaid assets and liabilities of these plans under the terms of the pooling agreement and the cost allocation methodologies applicable to subsidiaries that do not participate in the pooling agreement (see note 2). Accordingly, the Company's consolidated balance sheets reflect the Company's share of the total plans' prepaid assets and liabilities.

Employers Mutual's pension plan covers substantially all of its employees. The plan is funded by employer contributions and provides benefits under two different formulas, depending on an employee's age and date of service. Benefits generally vest after five years of service or the attainment of 55 years of age. It is Employers Mutual's funding policy to make contributions that meet minimum regulatory requirements plus additional amounts as determined by management.

Effective January 1, 2008, benefits will vest after three years of service or the attainment of 55 years of age. This change in the vesting requirement, which is reflected as a plan amendment at December 31, 2007, increased the pension benefit obligation of the plan by $307,631 ($92,026 as the Company's portion).

Employers Mutual's supplemental retirement plan provides retirement benefits for a select group of management and highly-compensated employees. This plan enables select employees to receive retirement benefits without the limit on compensation imposed on qualified defined benefit pension plans by the Internal Revenue Service and to recognize elective deferrals of compensation under any non-qualified deferred compensation plans. The plan is unfunded and benefits generally vest after five years of service (three years beginning January 1, 2008).

Employers Mutual also offers postretirement benefit plans which provide certain health care and life insurance benefits for retired employees. Substantially all of its employees may become eligible for those benefits if they reach normal retirement age and have attained the required length of service while working for Employers Mutual. The health care postretirement plan requires contributions from participants and contains certain cost sharing provisions such as coinsurance and deductibles. The life insurance plan is noncontributory. The benefits provided under both plans are subject to change.

Employers Mutual maintains a Voluntary Employee Beneficiary Association (VEBA) trust which accumulates funds for the payment of postretirement health care and life insurance benefits. Contributions to the VEBA trust are used to fund the accumulated postretirement benefit obligation, as well as pay current year benefits.

Effective January 1, 2008, Employers Mutual increased the minimum retirement age and length of service requirements to receive the full employer contribution amount in the postretirement health care benefit plan. This change did not affect current retirees. The Company also increased the level of coverage and service requirements for its postretirement life insurance benefit plan. These changes, which are reflected as plan amendments at December 31, 2007, decreased the postretirement benefits obligation by $23,656,946 ($6,487,939 as the Company's portion).

The following table sets forth the funded status of Employers Mutual's pension and postretirement benefit plans as of December 31, 2007 and 2006, based upon a measurement date of November 1, 2007 and 2006, respectively:

	Pension plans		Postretirement benefit plans	
	2007	2006	**2007**	2006
Change in projected benefit obligation:				
Benefit obligation at beginning of year	**$ 158,096,519**	$ 153,485,247	**$ 87,962,900**	$ 87,036,444
Service cost	**8,519,444**	8,508,066	**4,828,864**	4,979,577
Interest cost	**8,685,931**	8,470,280	**4,996,419**	4,945,590
Actuarial gain	**(1,643,631)**	(3,149,071)	**(6,940,513)**	(7,241,098)
Benefits paid	**(10,411,080)**	(9,218,003)	**(1,775,752)**	(1,757,613)
Plan amendments	**307,631**	-	**(23,656,946)**	-
Projected benefit obligation at end of year	**163,554,814**	158,096,519	**65,414,972**	87,962,900
Change in plan assets:				
Fair value of plan assets at beginning of year	**177,988,199**	139,021,514	**29,251,789**	23,141,386
Actual return on plan assets	**23,763,608**	20,349,413	**2,549,442**	2,318,016
Employer contributions	**3,674,605**	27,835,275	**4,200,000**	5,550,000
Benefits paid	**(10,411,080)**	(9,218,003)	**(1,775,752)**	(1,757,613)
Fair value of plan assets at end of year	**195,015,332**	177,988,199	**34,225,479**	29,251,789
Funded status	**31,460,518**	19,891,680	**(31,189,493)**	(58,711,111)
Employer contributions	**-**	-	**500,000**	900,000
Net amount recognized	**$ 31,460,518**	$ 19,891,680	**$ (30,689,493)**	$ (57,811,111)

The accumulated benefit obligation for the pension plans amounted to $142,744,894 and $130,839,570 at December 31, 2007 and 2006, respectively.

The following tables set forth the amounts recognized in the Company's financial statements as a result of the property and casualty subsidiaries' aggregate 30 percent participation in the pooling agreement and amounts allocated to the reinsurance subsidiary as of December 31, 2007 and 2006:

Amounts recognized in the Company's consolidated balance sheets:

	Pension plans		Postretirement benefit plans	
	2007	2006	**2007**	2006
Defined benefit retirement plan, prepaid asset	**$ 11,451,758**	$ 7,836,958	**$ -**	$ -
Employee retirement plans, liability	**(2,101,797)**	(1,913,986)	**(8,416,554)**	(15,786,386)
Net amount recognized	**$ 9,349,961**	$ 5,922,972	**$ (8,416,554)**	$ (15,786,386)

Amounts recognized in the Company's consolidated balance sheets under the caption "accumulated other comprehensive income":

	Pension plans		Postretirement benefit plans	
	2007	2006	**2007**	2006
Net actuarial loss	**$ (171,737)**	$ (3,971,363)	**$ (27,140)**	$ (2,093,129)
Prior service (cost) credit	**(694,376)**	(734,292)	**6,487,939**	-
Net amount recognized	**$ (866,113)**	$ (4,705,655)	**$ 6,460,799**	$ (2,093,129)

During 2008, the Company will amortize $59,382 of the net actuarial loss and $137,391 of the prior service cost associated with the pension plans into net periodic benefit cost. In addition, the Company will amortize $619,217 of the prior service cost credit associated with the postretirement benefit plans into net periodic postretirement benefit cost in 2008, however, none of the net actuarial loss will be amortized into net periodic postretirement benefit cost during 2008 since the total is less than the minimum required for amortization.

Amounts recognized in the Company's consolidated statements of other comprehensive income:

	Pension plans		Postretirement benefit plans	
	2007	2006	**2007**	2006
Net actuarial gain	**$ 3,799,626**	$ -	**$ 2,065,989**	$ -
Prior service credit	**39,916**	-	**6,487,939**	-
Minimum liability	**-**	264,823	**-**	-
Net amount recognized	**$ 3,839,542**	$ 264,823	**$ 8,553,928**	$ -

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets of Employers Mutual's Supplemental Retirement Plan as of December 31, 2007 and 2006 were as follows:

	Year ended December 31,	
	2007	2006
Projected benefit obligation	**$ 6,821,117**	$ 6,291,925
Accumulated benefit obligation	**4,757,019**	3,735,518
Fair value of plan assets	**-**	-

The components of net periodic benefit cost for Employers Mutual's pension and postretirement benefit plans is as follows:

	Year ended December 31,		
	2007	2006	2005
Pension plans:			
Service cost	**$ 8,519,444**	$ 8,508,066	$ 7,746,512
Interest cost	**8,685,931**	8,470,280	8,165,245
Expected return on plan assets	**(12,896,891)**	(10,015,275)	(8,883,028)
Amortization of net actuarial loss	**190,365**	1,179,058	1,137,354
Amortization of prior service costs	**439,727**	442,887	447,455
Net periodic pension benefit cost	**$ 4,938,576**	$ 8,585,016	$ 8,613,538
Postretirement benefit plans:			
Service cost	**$ 4,828,864**	$ 4,979,577	$ 4,159,926
Interest cost	**4,996,419**	4,945,590	4,075,046
Expected return on plan assets	**(1,923,728)**	(1,341,744)	(1,089,129)
Amortization of net actuarial loss	**-**	680,507	40,091
Net periodic postretirement benefit cost	**$ 7,901,555**	$ 9,263,930	$ 7,185,934

Net periodic pension benefit cost allocated to the Company amounted to $1,514,136, $2,641,361 and $2,649,234 in 2007, 2006 and 2005, respectively. Net periodic postretirement benefit cost allocated to the Company for the years ended December 31, 2007, 2006 and 2005 was $2,267,348, $2,656,023 and $2,050,172, respectively.

The weighted-average assumptions used to measure the benefit obligations are as follows:

	Year ended December 31,	
	2007	2006
Pension plans:		
Discount rate	**6.00%**	5.75%
Rate of compensation increase:		
Defined benefit retirement plan	**4.73%**	4.73%
Supplemental retirement plan	**4.68%**	4.73%
Postretirement benefit plans:		
Discount rate	**6.25%**	5.75%

The weighted-average assumptions used to measure the net periodic benefit cost are as follows:

	Year ended December 31,		
	2007	2006	2005
Pension plans:			
Discount rate	**5.75%**	5.75%	6.00%
Expected long-term rate of return on plan assets	**7.50%**	7.50%	7.50%
Rate of compensation increase :			
Defined benefit retirement plan	**4.73%**	4.76%	4.81%
Supplemental retirement plan	**4.73%**	4.80%	4.80%
Postretirement benefit plans:			
Discount rate	**5.75%**	5.75%	6.00%
Expected long-term rate of return on plan assets	**6.00%**	5.00%	5.00%

The expected long-term rates of return on plan assets were developed considering actual historical results, current and expected market conditions, plan asset mix and management's investment strategy.

	Year ended December 31,	
Assumed health care cost trend rate:	**2007**	2006
Health care cost trend rate assumed for next year	**10.00%**	11.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	**5.00%**	5.00%
Year that the rate reaches the ultimate trend rate	**2012**	2012

The assumed health care cost trend rate has a significant effect on the service and interest cost components of the net periodic benefit cost and the benefit obligation reported for the postretirement benefit plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	One-percentage-point	
	Increase	Decrease
Effect on total of service and interest cost	$ 1,943,015	$ (1,527,081)
Effect on postretirement benefit obligation	$ 8,607,924	$ (7,005,464)

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid from the plans over the next ten years:

		Postretirement benefits		
	Pension benefits	Gross	Medicare subsidy	Net
2008	$ 14,296,987	$ 3,135,251	$ 327,905	$ 2,807,346
2009	13,176,987	3,486,671	385,660	3,101,011
2010	13,766,987	3,829,089	450,565	3,378,524
2011	14,906,987	4,096,360	523,439	3,572,921
2012	16,820,000	4,324,618	596,067	3,728,551
2013 - 2017	88,750,000	24,911,875	4,042,539	20,869,336

The weighted-average asset allocation of Employers Mutual's defined benefit retirement plan as of the measurement dates of November 1, 2007 and 2006 are as follows:

	Plan assets at November 1,	
Asset category:	**2007**	2006
Equity securities	**72.0%**	67.0%
Debt securities	**19.0%**	24.0%
Real estate	**9.0%**	9.0%
Total	**100.0%**	100.0%

Employers Mutual has retained Principal Financial Advisors, Inc. to manage the asset allocation strategy for its defined benefit retirement plan (herein referred to as Fund Selection Service). The asset allocation strategy and process of the Fund Selection Service consists of a long-term, risk-controlled approach using diversified investment options with a minimal exposure to volatile investment options like derivatives. The long-term strategy of the Fund Selection Service is foremost preserving plan assets from downside market risk, while secondarily out-performing its peers over a full market cycle. The investment process of Fund Selection Service uses a diversified allocation of equity, debt and real estate exposures that are customized to each plan's cash flow needs.

The Fund Selection Service reviews a plan's assets and liabilities with an emphasis on forecasting a plan's cash flow needs. This forecast calculates the allocation percentage of fixed income assets needed to cover the liabilities of each plan. The model is quantitatively based and evaluates the plan's current assets plus five years of deposit projections and compares it to the current monthly benefit payments and the emerging benefit liabilities for the next ten years. The data for the deposits and emerging liabilities is provided from the plan's actuarial valuation, while the current assets and monthly benefit payments data is provided from Principal Life Insurance Company's retirement plan account system.

The weighted-average asset allocation of Employers Mutual's VEBA trust that is used to fund the postretirement benefit plans as of the measurement dates of November 1, 2007 and 2006 are as follows:

	Plan assets at November 1,	
Asset category:	**2007**	2006
Life insurance policies	**33.1%**	37.5%
Short-term investments	**10.8%**	5.1%
Equity securities	**31.6%**	31.3%
Debt securities	**24.5%**	26.1%
Total	**100.0%**	100.0%

Plan assets in Employers Mutual's VEBA trust are primarily invested in universal life insurance policies issued by EMC National Life Company, an affiliate of Employers Mutual. The assets supporting these universal life insurance policies are invested in S&P 500 mutual funds and debt securities and have a guaranteed interest rate of 4.5 percent.

Employers Mutual plans to contribute approximately $4,400,000 to the pension plan and $2,700,000 to the VEBA trust in 2008.

The Company participates in several other retirement plans sponsored by Employers Mutual, including its 401(k) Plan and Board and Executive Non-Qualified Excess Plan. The Company's share of expenses for these plans amounted to $2,015,481, $1,409,914 and $1,064,546 in 2007, 2006 and 2005, respectively.

12. STOCK PLANS

The Company has no stock-based compensation plans of its own; however, Employers Mutual has several stock plans which utilize the common stock of the Company. Employers Mutual can provide the common stock required under its plans by: 1) using shares of common stock that it currently owns; 2) purchasing common stock on the open market; or 3) directly purchasing common stock from the Company at the current fair value. Employers Mutual has historically purchased common stock from the Company for use in its incentive stock option plans and its non-employee director stock purchase plan. Employers Mutual generally purchases common stock on the open market to fulfill its obligations under its employee stock purchase plan.

Incentive Stock Option Plans

Employers Mutual maintains two separate incentive stock option plans for the benefit of officers and key employees of Employers Mutual and its subsidiaries. A total of 1,000,000 shares of the Company's common stock have been reserved for issuance under the 1993 Employers Mutual Casualty Company Incentive Stock Option Plan (1993 Plan) and a total of 1,500,000 shares have been reserved for issuance under the 2003 Employers Mutual Casualty Company Incentive Stock Option Plan (2003 Plan).

The 1993 Plan and the 2003 Plan provide for awards of incentive stock options and both plans have a ten-year time limit for granting options. Options can no longer be granted under the 1993 Plan and no additional options will be granted under the 2003 Plan as Employers Mutual recently implemented a new stock incentive plan. Options granted under the 1993 Plan and 2003 Plan have a vesting period of two, three, four or five years with options becoming exercisable in equal annual cumulative increments. Option prices cannot be less than the fair value of the common stock on the date of grant.

On June 1, 2007, the Company registered 2,000,000 shares of the Company's common stock for use in the 2007 Employers Mutual Casualty Company Stock Incentive Plan (2007 Plan). The 2007 Plan provides for the awarding of performance shares, performance units, and other stock-based awards, in addition to qualified (incentive) and non-qualified stock options, stock appreciation rights, restricted stock and restricted stock units. The 2007 Plan provides for a ten-year time limit for granting awards. Officers, key employees and non-employee directors of Employers Mutual and its subsidiaries and affiliates, as well as certain agents, may participate in the plan.

The Senior Executive Compensation and Stock Option Committee (the "Committee") of Employers Mutual's Board of Directors (the "Board") grants the awards and is the administrator of the plans. The Company's Compensation Committee must consider and approve all awards granted to the Company's senior executive officers.

Effective January 1, 2006, the Company adopted SFAS 123(R) using the modified prospective method, which requires compensation expense to be recorded for all options granted after the date of adoption, as well as for existing options for which the requisite service has not been rendered as of the date of adoption. The modified-prospective method does not require restatement of prior periods to reflect the impact of SFAS 123(R). There was no initial change to net income or stockholders' equity upon the adoption of SFAS 123(R). Under the provisions of SFAS 123(R), the Company recognized compensation expense of $200,941 (gross and net of tax) during 2007 related to stock options granted in 2007 and the vesting of options granted in 2002 through 2006, and $178,439 (gross and net of tax) during 2006 related to the stock options granted in 2006 and the vesting of options granted in 2001 through 2005.

In accordance with IRS regulations, Employers Mutual's incentive stock option plans include a restriction that the aggregate fair market value of common stock with respect to which stock options are exercisable for the first time by an option holder may not exceed $100,000 during any calendar year. This restriction, in effect, places a limitation on the number of stock options that can be granted to a participant during any given year. During 2006, Employers Mutual determined that there had been an oversight in the record-keeping for the incentive stock option plans which (1) resulted in the issuance of "invalid" stock options to three of the Company's executive officers in prior years, and (2) precluded the issuance of 2006 stock option grants to these executive officers that had previously been authorized as part of their 2006 compensation arrangements. To rectify the "invalid" stock option issue, Employers Mutual entered into agreements with the three executive officers in 2006 whereby they surrendered a total of 15,647 "invalid" stock options that were still outstanding for a negotiated cash settlement. In addition, Employers Mutual purchased 10,553 shares of the Company's common stock from one of the executive officers who had previously exercised the same number of "invalid" stock options and returned the common stock to the Company for cancellation. The Company reimbursed Employers Mutual for the original issuance price of the cancelled common stock. Additional arrangements were made to compensate the executive officers for the 2006 option grants they did not receive.

During 2007, 117,250 options were granted under the 2003 Plan to eligible participants at a price of $25.455 and 40,825 options were exercised under the plans at prices ranging from $9.25 to $24.60. A summary of the activity under Employers Mutual's incentive stock option plans for 2007, 2006 and 2005 is as follows:

	Year ended December 31,					
	2007		2006		2005	
	Options	Weighted-average exercise price	Options	Weighted-average exercise price	Options	Weighted-average exercise price
Outstanding, beginning of year	**741,718**	**$ 19.23**	733,999	$ 16.50	583,538	$ 14.34
Granted	**117,250**	**25.46**	188,175	24.60	255,200	19.35
Exercised	**(40,825)**	**14.25**	(155,519)	12.98	(96,173)	11.10
Expired	**(2,875)**	**24.71**	(9,290)	17.90	(8,566)	15.16
Surrendered	**-**	**-**	(15,647)	18.58	-	-
Outstanding, end of year	**815,268**	**$ 20.35**	741,718	$ 19.23	733,999	$ 16.50
Exercisable, end of year	**360,064**	**$ 17.49**	263,140	$ 15.26	332,459	$ 13.18

The weighted average fair value of options granted in 2007, 2006 and 2005 amounted to $3.78, $3.93 and $4.57, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes-Merton option-pricing model and the following weighted-average assumptions:

	Year ended December 31,		
	2007	2006	2005
Dividend yield	**2.67%**	2.60%	3.10%
Expected volatility	**22.2% - 31.4%**	18.5% - 23.5%	26.10%
Weighted-average volatility	**25.66%**	22.60%	26.10%
Risk-free interest rate	**4.32% - 5.01%**	4.45% - 4.72%	4.21%
Expected term (years)	**0.25 - 6.25**	0.25 - 6.20	6.60

The expected term of the options granted in 2007 was estimated using historical data that was adjusted to remove the effect of option exercises prior to the normal vesting period due to the retirement of the option holder. The expected term of options granted to individuals who are, or will be, eligible to retire prior to the completion of the normal vesting period has been adjusted to reflect the potential accelerated vesting period. This produced a weighted-average expected term of 2.97 years.

The expected volatility in the price of the underlying shares for the 2007 option grant was computed by using the historical average high and low monthly prices of the Company's common stock for a period covering 6.25 years, which approximates the average term of the options and produced an expected volatility of 24.2 percent. The expected volatility of options granted to individuals who are, or will be, eligible to retire prior to the completion of the normal vesting period was computed by using the historical average high and low daily, weekly, or monthly prices for the period approximating the expected term of those options. This produced expected volatility ranging from 22.2 percent to 31.4 percent.

At December 31, 2007, the Company's portion of the unrecognized compensation cost associated with option awards issued under Employers Mutual's incentive stock option plans that are not currently vested was $365,578, with a 1.47 year weighted-average period over which the compensation expense is expected to be recognized. A summary of non-vested option activity under Employers Mutual's incentive stock option plans for 2007, 2006 and 2005 is as follows:

	Year ended December 31,					
	2007		2006		2005	
	Options	Weighted-average grant-date fair value	Options	Weighted-average grant-date fair value	Options	Weighted-average grant-date fair value
Non-vested, beginning of year	**478,578**	**$ 4.13**	401,540	$ 4.19	250,620	$ 2.97
Granted	**117,250**	**3.78**	188,175	3.93	255,200	4.57
Vested	**(140,624)**	**3.99**	(97,490)	3.94	(104,280)	2.19
Surrendered	**-**	**-**	(13,647)	4.47	-	-
Non-vested, end of year	**455,204**	**$ 4.08**	478,578	$ 4.13	401,540	$ 4.19

The Company's portion of the total intrinsic value of options exercised under Employers Mutual's incentive stock option plans was $176,344, $663,524 and $245,441 in 2007, 2006 and 2005, respectively. As stated earlier, under the terms of the pooling and quota share agreements these amounts were paid to Employers Mutual and the Company received the full fair value for all shares issued under these plans. The Company's portion of the total fair value of options that vested in 2007, 2006, and 2005 was $200,941, $178,439 and $117,710, respectively. Additional information relating to options outstanding and options vested (exercisable) at December 31, 2007 is as follows:

	December 31, 2007			
	Options	Weighted-average exercise price	Aggregate intrinsic value	Weighted-average remaining term
Options outstanding	**815,268**	**$ 20.35**	**$ 2,939,947**	**6.65**
Options exercisable	**360,064**	**$ 17.49**	**$ 2,175,884**	**5.14**

Employers Mutual's incentive stock option plans do not generate tax deductions for the Company. Therefore, no cash flow effects have resulted from the application of the provisions of SFAS 123(R) on share-based payment arrangements. The income tax benefit that results from disqualifying dispositions is deemed immaterial.

Employee Stock Purchase Plan

A total of 500,000 shares of the Company's common stock have been reserved for issuance under the Employers Mutual Casualty Company 1993 Employee Stock Purchase Plan. Any eligible employee who is employed by Employers Mutual on the first day of the month immediately preceding any option period is eligible to participate in the plan. Participants pay 85 percent of the fair market value of the stock on the date of purchase. The plan is administered by the Board of Employers Mutual and the Board has the right to amend or terminate the plan at any time; however, no such amendment or termination shall adversely affect the rights and privileges of participants with unexercised options. Expenses allocated to the Company in connection with this plan totaled $22,643, $14,724 and $14,062 in 2007, 2006 and 2005, respectively.

During 2007, a total of 19,286 options were exercised at prices of $19.88 and $21.28. Activity under the plan was as follows:

	Year ended December 31,		
	2007	2006	2005
Shares available for purchase, beginning of year	**248,449**	258,218	274,791
Shares purchased under plan	**(19,286)**	(9,769)	(16,573)
Shares available for purchase, end of year	**229,163**	248,449	258,218

Non-Employee Director Stock Option Plan

A total of 200,000 shares of the Company's common stock have been reserved for issuance under the 2003 Employers Mutual Casualty Company Non-Employee Director Stock Option Plan. All non-employee directors of Employers Mutual and its subsidiaries and affiliates who are not serving on the "Disinterested Director Committee" of the Board of Employers Mutual as of the beginning of an option period are eligible to participate in the plan. Each eligible director can purchase shares of common stock at 75 percent of the fair value of the stock on the option exercise date in an amount equal to a minimum of 25 percent to a maximum of 100 percent of their annual cash retainer. The plan will continue through the option period for options granted at the 2012 annual meetings. The plan is administered by the Disinterested Director Committee of the Board. The Board may amend or terminate the plan at any time; however, no such amendment or termination shall adversely affect the rights and privileges of participants with unexercised options. Expenses allocated to the Company in connection with these plans totaled $18,173, $9,495 and $12,893 in 2007, 2006 and 2005, respectively.

During 2007, a total of 4,842 options were exercised at prices ranging from $17.99 to $20.91. Activity under the plan was as follows:

	Year ended December 31,		
	2007	2006	2005
Shares available for purchase, beginning of year	**186,510**	187,409	196,797
Shares purchased under plan	**(4,842)**	(899)	(9,388)
Shares available for purchase, end of year	**181,668**	186,510	187,409

Dividend Reinvestment Plan

The Company maintains a dividend reinvestment and common stock purchase plan which provides stockholders with the option of reinvesting cash dividends in additional shares of the Company's common stock. Participants may also purchase additional shares of common stock without incurring broker commissions by making optional cash contributions to the plan and may sell shares of common stock through the plan. Employers Mutual did not participate in this plan in 2007, 2006 or 2005. Activity under the plan was as follows:

	Year ended December 31,		
	2007	2006	2005
Shares available for purchase, beginning of year	**195,626**	201,034	208,820
Shares purchased under plan	**(6,653)**	(5,408)	(7,786)
Shares available for purchase, end of year	**188,973**	195,626	201,034
Range of purchase prices	**$ 23.53**	$ 20.28	$ 16.95
	to	to	to
	$ 32.75	$ 35.34	$ 20.97

Stock Appreciation Right (SAR) agreement

On October 19, 2006, Employers Mutual entered into a stock appreciation rights (SAR) agreement with the Company's Executive Vice President and Chief Operating Officer (Mr. Murray). This SAR agreement is a substitute for a stock option grant Mr. Murray was initially authorized to receive as part of his 2006 compensation arrangement, but was not issued to him due to certain limitations contained in Employers Mutual's incentive stock option plan. The grant-date fair value of this award was $546,300. Because the SAR agreement will be settled in cash, it is considered to be a liability-classified award under SFAS 123(R). As a result, the value of this agreement must be re-measured at fair value at each financial statement reporting date. The fair value of this agreement at December 31, 2007 and 2006 was $318,825 ($95,648 as the Company's portion from the pool) and $662,850 ($198,855 as the Company's portion from the pool), respectively. The full value of this agreement was expensed in 2006 because Mr. Murray is currently eligible for retirement and is entitled to keep the award at retirement. As a result, the award does not have any subsequent service requirements. Subsequent changes in the fair value of this agreement will be reflected as compensation expense until the agreement is ultimately settled in 2016. During 2007, the Company recognized negative compensation expense of $103,207 ($67,085 net of tax) related to this award.

Stock Purchase Plan

During the second quarter of 2005 Employers Mutual initiated a $15 million stock purchase program under which Employers Mutual will purchase shares of the Company's common stock in the open market. This purchase program does not have an expiration date. The timing and terms of the purchases are determined by management based on market conditions and are conducted in accordance with the applicable rules of the Securities and Exchange Commission. During 2007, Employers Mutual purchased 65,501 shares of the Company's common stock under this program at an average cost of $24.02 per share. No purchases were made during 2006 and 497,348 shares of the Company's common stock were purchased under this plan in 2005 at an average cost of $17.97 per share. As of December 31, 2007, $4,490,561 remained available under this plan for additional purchases.

Stock Repurchase Plan

On March 10, 2008, the Company's Board of Directors authorized a $15 million stock repurchase program. This program became effective immediately and does not have an expiration date. The timing and terms of the purchases will be determined by management based on market conditions and will be conducted in accordance with the applicable rules of the Securities and Exchange Commission. Common stock purchased under this program will be retired by the Company.

13. DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value of fixed maturity securities, equity securities and short-term investments is based on quoted market prices, where available. In cases where quoted market prices are not available, fair values are based on a variety of valuation techniques depending on the type of security.

The fair value of the surplus notes is estimated using discounted cash flow analysis based on the Company's current incremental borrowing rate for a similar liability.

Other long-term investments, consisting primarily of holdings in limited partnerships and limited liability companies, are valued by the various fund managers. In management's opinion, these values reflect fair value at December 31, 2007and 2006.

Securities lending collateral is recorded as an asset on the Company's balance sheet, with a corresponding liability reflecting the Company's obligation to return this collateral. The securities lending collateral consisted of cash at December 31, 2007and 2006. These values reflect the fair value at December 31, 2007 and 2006.

The estimated fair `value of the Company's financial instruments is summarized below.

	Carrying amount	Estimated fair value
December 31, 2007		
Assets:		
Fixed maturity securities:		
Held-to-maturity	**$ 636,969**	**$ 688,728**
Available-for-sale	**844,247,952**	**844,247,952**
Equity securities available-for-sale	**139,427,726**	**139,427,726**
Short-term investments	**53,295,310**	**53,295,310**
Other long-term investments	**101,988**	**101,988**
Securities lending collateral	**60,785,148**	**60,785,148**
Liabilities:		
Surplus notes	**25,000,000**	**21,577,551**
Securities lending obligation	**60,785,148**	**60,785,148**
December 31, 2006		
Assets:		
Fixed maturity securities:		
Held-to-maturity	$ 5,679,960	$ 5,768,918
Available-for-sale	824,506,371	824,506,371
Equity securities available-for-sale	112,527,480	112,527,480
Short-term investments	58,053,337	58,053,337
Other long-term investments	552,202	552,202
Securities lending collateral	91,317,719	91,317,719
Liabilities:		
Surplus notes	36,000,000	30,117,064
Securities lending obligation	91,317,719	91,317,719

14. LEASES, COMMITMENTS AND CONTINGENT LIABILITIES

One of the Company's property and casualty insurance subsidiaries leases office facilities in Bismarck, North Dakota with lease terms expiring in 2014. Employers Mutual has entered into various leases for branch and service office facilities with lease terms expiring through 2021. All lease costs are included as expenses under the pooling agreement, after allocation of the portion of these expenses to the subsidiaries that do not participate in the pooling agreement. The following table reflects the lease commitments of the Company as of December 31, 2007.

	Payments due by period				
	Total	Less than 1 year	1 - 3 years	4 - 5 years	More than 5 years
Lease commitments					
Real estate operating leases	$ 10,379,121	$ 1,465,420	$ 2,899,383	$ 2,242,762	$ 3,771,556

The participants in the pooling agreement are subject to guaranty fund assessments by states in which they write business. Guaranty fund assessments are used by states to pay policyholder liabilities of insolvent insurers domiciled in that state. Many states allow assessments to be recovered through premium tax offsets. Estimated guaranty fund assessments of $1,713,958 and $1,450,944 and related premium tax offsets of $1,057,280 and $928,623 have been accrued as of December 31, 2007 and 2006, respectively. The guaranty fund assessments are expected to be paid over the next two years and the premium tax offsets are expected to be realized within ten years of the payments. The participants in the pooling agreement are also subject to second-injury fund assessments which are designed to encourage employers to employ a worker with a pre-existing disability. Estimated second-injury fund assessments of $1,655,722 and $1,768,799 have been accrued as of December 31, 2007 and 2006, respectively. The second-injury fund assessment accruals are based on projected loss payments. The periods over which the assessments will be paid is not known.

The participants in the pooling agreement have purchased annuities from life insurance companies, under which the claimant is payee, to fund future payments that are fixed pursuant to specific claim settlement provisions. The Company's share of loss reserves eliminated by the purchase of these annuities was $2,024,184 at December 31, 2007. The Company has a contingent liability of $2,024,184 should the issuers of these annuities fail to perform under the terms of the annuity. The probability of a material loss due to failure of performance by the issuers of these annuities is considered remote. The Company's share of the amount due from any one life insurance company does not equal or exceed one percent of its subsidiaries' aggregate policyholders' surplus.

The Company and Employers Mutual and its other subsidiaries are parties to numerous lawsuits arising in the normal course of the insurance business. The Company believes that the resolution of these lawsuits will not have a material adverse effect on its financial condition or its results of operations. The companies involved have established reserves which are believed adequate to cover any potential liabilities arising out of all such pending or threatened proceedings.

15. UNAUDITED INTERIM FINANCIAL INFORMATION

	Three months ended,			
	March 31	June 30	September 30	December 31
2007				
Total revenues	**$ 107,910,669**	**$ 111,521,132**	**$ 108,897,554**	**$ 117,480,240**
Income before income tax expense	**$ 20,887,106**	**$ 19,976,217**	**$ 8,787,875**	**$ 9,267,491**
Income tax expense	**6,185,705**	**5,985,790**	**2,059,838**	**2,209,321**
Net income	**$ 14,701,401**	**$ 13,990,427**	**$ 6,728,037**	**$ 7,058,170**
Net income per share - basic and diluted*	**$ 1.07**	**$ 1.02**	**$ 0.49**	**$ 0.51**
2006				
Total revenues	$ 109,224,079	$ 111,998,575	$ 105,868,671	$ 115,994,951
Income before income tax expense	$ 28,158,769	$ 16,505,517	$ 15,328,231	$ 16,372,865
Income tax expense	8,894,910	4,690,991	4,353,767	4,878,610
Net income	$ 19,263,859	$ 11,814,526	$ 10,974,464	$ 11,494,255
Net income per share - basic and diluted*	$ 1.41	$ 0.86	$ 0.80	$ 0.84
2005				
Total revenues	$ 111,050,318	$ 115,383,557	$ 115,322,478	$ 119,055,647
Income before income tax expense	$ 14,585,434	$ 6,349,243	$ 11,211,216	$ 27,963,929
Income tax expense	4,082,838	1,188,585	2,882,495	8,946,859
Net income	$ 10,502,596	$ 5,160,658	$ 8,328,721	$ 19,017,070
Net income per share - basic and diluted*	$ 0.77	$ 0.38	$ 0.61	$ 1.40

* Since the weighted-average number of shares outstanding for the quarters are calculated independently of the weighted-average number of shares outstanding for the year, quarterly net income per share may not total to annual net income per share.

GLOSSARY

Assumed Reinsurance - When one or more insurers, in exchange for a share of the premium, accepts responsibility to indemnify risk underwritten by another as reinsurance. See "Reinsurance."

Catastrophe and Storm Losses - Losses from the occurrence of an earthquake, hurricane, explosion, flood, hail storm or other similar event which results in substantial loss.

Ceded Reinsurance - The transfer of all or part of the risk of insurance loss from an insurer to another as reinsurance. See "Reinsurance."

Combined Ratio - A measure of property/casualty underwriting results. It is the ratio of claims, settlement and underwriting expenses to insurance premiums. When the combined ratio is under 100%, underwriting results are generally profitable; when the ratio is over 100%, underwriting results are generally unprofitable. Underwriting results do not include net investment income, which may make a significant contribution to overall profitability.

Deferred Policy Acquisition Costs - The capitalization of commissions, premium taxes and other expenses related to the production of insurance business. These costs are deferred and amortized in proportion to related premium revenue.

Excess of Loss Reinsurance - Coverage for the portion of losses which exceed predetermined retention limits.

Generally Accepted Accounting Principles (GAAP) - The set of practices and procedures that provides the framework for financial statement measurement and presentation. Financial statements in this report were prepared in accordance with U.S. GAAP.

Incurred But Not Reported (IBNR) – An estimate of liability for losses that have occurred but not yet been reported to the insurer. For reinsurance business IBNR may also include anticipated increases in reserves for claims that have previously been reported.

Incurred Losses and Settlement Expenses - Claims and settlement expenses paid or unpaid for which the Company has become liable for during a given reporting period.

Loss Reserve Development - A measure of how the latest estimate of an insurance company's claim obligations compares to an earlier projection. This is also referred to as the increase or decrease in the provision for insured events of prior years.

Net Investment Income - Dividends and interest earned during a specified period from cash and invested assets, reduced by related investment expenses.

Net Investment Yield - Net investment income divided by average invested assets.

Other-Than-Temporary Investment Impairment Loss – A realized investment loss that is recognized when an investment's fair value declines below its carrying value and the decline is deemed to be other-than-temporary.

Pooling Agreement - A joint underwriting operation in which the participants assume a predetermined and fixed interest in the premiums, losses, expenses and profits of insurance business.

Premiums - Amounts paid by policyholders to purchase insurance coverages.

> **Earned Premium** - The recognition of the portion of written premiums directly related to the expired portion of an insurance policy for a given reporting period.
>
> **Net Written Premiums** - Premiums written during a given reporting period, net of assumed and ceded reinsurance, which correlate directly to the insurance coverage provided.
>
> **Unearned Premium** - The portion of written premium which would be returned to a policyholder upon cancellation.
>
> **Written Premium** - The cost of insurance coverage. Written premiums refer to premiums for all policies sold during a specified accounting period.

Quota Share Reinsurance Agreement – A form of reinsurance in which the reinsurer assumes a stated percentage of all premiums, losses and related expenses in a given class of business.

Realized Investment Gains/Losses - The amount of net gains/losses realized when an investment is sold at a price higher or lower than its original cost or carrying amount. Also the amount of loss recognized when an investment's carrying value is reduced to fair value due to an impairment in the fair value of that investment.

Reinsurance - The contractual arrangement by which one or more insurers, called reinsurers, in exchange for premium payments, agree to assume all or part of a risk originally undertaken by another insurer. Reinsurance "spreads risk" among insurance enterprises, allowing individual companies to reduce exposure to losses and provide additional capacity to write insurance.

Reserves - The provision for the estimated future cost of all unpaid claims. The total includes known claims as well as amounts for claims that have occurred but have not been reported to the insurer (IBNR).

Return on Equity (ROE) - Net income divided by average stockholders' equity.

Risk-Based Capital - A model developed by the National Association of Insurance Commissioners which attempts to measure the minimum statutory capital needs of property and casualty insurance companies based upon the risks in a company's mix of products and investment portfolio.

Settlement Expenses - Expenses incurred in the process of investigating and settling claims.

Statutory Accounting - Accounting practices used by insurance companies to prepare financial statements submitted to state regulatory authorities. Statutory accounting differs from GAAP in that it stresses insurance company solvency rather than the matching of revenues and expenses.

Underwriting Gain/Loss - Represents insurance premium income less insurance claims, settlement and underwriting expenses.

Unrealized Holding Gains/Losses on Investments - Represents the difference between the current market value of investments and the basis at the end of a reporting period.

STOCKHOLDER INFORMATION

PRICES AND DIVIDENDS PAID *(by quarter as reported by NASDAQ)*

	2007			2006		
	HIGH	LOW	DIVIDEND	HIGH	LOW	DIVIDEND
1st Quarter	$34.92	$24.85	$0.17	$30.05	$19.64	$0.16
2nd Quarter	$26.59	$23.72	$0.17	$33.00	$25.16	$0.16
3rd Quarter	$27.67	$22.52	$0.17	$36.76	$27.09	$0.16
4th Quarter	$29.50	$22.85	$0.18	$37.12	$27.71	$0.17
Close On Dec. 31	$23.67			$34.12		

Common Stock. EMC Insurance Group Inc.'s common stock trades on the NASDAQ Global Select Market tier of the NASDAQ Stock Market under the symbol EMCI. As of February 27, 2008, the number of registered stockholders was 1,103.

There are certain regulatory restrictions relating to the payment of dividends by the Company's insurance subsidiaries. (See Note 6 of Notes to Consolidated Financial Statements.) It is the present intention of the Company's Board of Directors to declare quarterly cash dividends, but the amount and timing thereof, if any, are to be determined by the Board of Directors at its discretion.

Dividend Reinvestment and Common Stock Purchase Plan.

A dividend reinvestment and common stock purchase plan provides stockholders with the option of receiving additional shares of common stock instead of cash dividends. Participants may also purchase additional shares of common stock without incurring broker commissions by making optional cash contributions to the plan and may sell shares of common stock through the plan. (See Note 12 of Notes to Consolidated Financial Statements.) More information about the plan can be obtained by calling Computershare, the Company's stock transfer agent and plan administrator.

STOCKHOLDER SERVICES

Corporate Headquarters
717 Mulberry Street
Des Moines, IA 50309
515-280-2511
EMCIns.Group@EMCIns.com

Transfer Agent
Computershare
114 West 11th St., Suite 150
Kansas City, MO 64105

Independent Registered Public Accounting Firm
Ernst & Young LLP
801 Grand Avenue, Suite 3000
Des Moines, IA 50309

SEC Counsel
Nyemaster, Goode, West, Hansell & O'Brien P.C.
700 Walnut Street, Suite 1600
Des Moines, IA 50309

Insurance Counsel
Bradshaw, Fowler, Proctor and Fairgrave P.C.
801 Grand Avenue, Suite 3700
Des Moines, IA 50309

Annual Meeting
We welcome attendance at our annual meeting on May 29, 2008, at 1:30 p.m. CDT.

EMC Insurance Companies
700 Walnut Street
Des Moines, IA 50309

Information Availability
Anyone interested in EMC Insurance Group Inc. can request news releases, annual reports, Forms 10-Q and 10-K, quarterly financial statements and other information at no cost by contacting:

Investor Relations
Anita Novak
EMC Insurance Group Inc.
717 Mulberry Street
Des Moines, IA 50309
phone: 515-345-2515
fax: 515-345-2895
EMCIns.Group@EMCIns.com
www.emcinsurance.com







EMC.
Insurance Group Inc.

717 Mulberry Street
Des Moines, Iowa 50309
515-280-2511
800-447-2295
EMCIns.Group@EMCIns.com

www.emcinsurance.com

Count on EMC.

END